Form 40-F
WHEATON RIVER MINERALS LTD
filed 2003-05-14
CIK 1142746

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002          Commission File Number 1-31561

WHEATON RIVER MINERALS LTD.

(Exact name of registrant as specified in its charter)

ONTARIO, CANADA	1041	NONE
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

SUITE 1560, WATERFRONT CENTRE, 200 BURRARD STREET

VANCOUVER, BRITISH COLUMBIA V6C 3L6 CANADA

(604) 696-3000

(Address and telephone number of Registrant's principal executive offices)

Jonathan C. Guest

Perkins, Smith & Cohen, LLP

One Beacon Street, 30th floor

Boston, MA 02108

(617) 854-4000

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

---------------------

Copies to:

Mark T. Bennett

Cassels Brock & Blackwell LLP

Suite 2100, Scotia Plaza

40 King Street West

Toronto, ON M5H 3C2

Securities registered pursuant to Section 12(b) of the Act:

Title of each class

Name of exchange

on which registered

Common Shares

American Stock Exchange

Toronto Stock Exchange

Series "A" Common Share Purchase Warrants

American Stock Exchange

Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: Common Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common Shares and Series "A" Common Share Purchase Warrants.

For annual reports, indicate by check mark the information filed with this Form.

[ X ] Annual information form     [ X ] Audited annual financial statements

At December 31, 2002, there were 190,400,580 Common Shares issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").

Yes ______

No ___X __

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ___X__

No ______

DOCUMENTS INCLUDED IN THIS FORM

1.

Annual Information Form of the Registrant for the fiscal year ended December 31, 2002.

2.

Management's Discussion and Analysis of Results of Operation and Financial Condition of the Registrant for the year ended December 31, 2002.

3.

Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2002, including a reconciliation to United States generally accepted accounting principles.

CONTROLS AND PROCEDURES

A.

Evaluation of Disclosure Controls and Procedures

Based on their evaluation as of a date within 90 days of the filing date of this report (the “Evaluation Date”), Wheaton River Minerals Ltd.’s Chief Executive Officer and Chief Financial Officer have concluded that Wheaton River Minerals Ltd.’s disclosure controls and procedures (as defined in Rule 13a-14(c) and 15(d)-14(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are effective to ensure that information required to be disclosed by Wheaton River Minerals Ltd. in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms.

B.

Changes in Internal Controls

Since the Evaluation Date there have been no significant changes in Wheaton River Minerals Ltd.’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation including any corrective actions with regard to significant deficiencies and material weaknesses.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.  Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.

Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with the filing of its Registration Statement on Form F-10, file no. 333-103564.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly cause this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: May 13, 2003

WHEATON RIVER MINERALS LTD.

By:  /s/    T. Derek Price

   T. Derek Price

   Vice President, Finance and Chief

               Financial Officer

CERTIFICATIONS

I, Ian Telfer, Chief Executive Officer, Wheaton River Minerals Ltd., certify that:

1.

I have reviewed this annual report on Form 40-F of Wheaton River Minerals Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 13, 2003

/s/ Ian Telfer

Ian Telfer

Chief Executive Officer (principal executive officer)

CERTIFICATIONS

I, T. Derek Price, Chief Financial Officer, Wheaton River Minerals Ltd., certify that:

1.         I have reviewed this annual report on Form 40-F of Wheaton River Minerals Ltd.;

2.         Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.         Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.         The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-14 and 15d-14) for the registrant and have:

a.        designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.        evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.         presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.         The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a.         all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.          any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.          The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 13, 2003

/s/ T. Derek Price

T. Derek Price

Chief Financial Officer (principal financial officer)

EXHIBITS

99.1

Consent of Deloitte & Touche LLP, independent chartered accountants.

99.2     Consent of Watts, Griffis and McOuat Limited.

99.3

Consent of Micon International Limited.

99.4

Certificate Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

WHEATON RIVER MINERALS LTD

WHEATON RIVER MINERALS LTD.

RENEWAL ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

MAY 13, 2003

Suite 1560, 200 Burrard Street

Vancouver, BC  V6C 3L6

- # -

WHEATON RIVER MINERALS LTD.

RENEWAL ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

ITEM

DESCRIPTION

1.

COVER PAGE

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

GOLD, SILVER AND COPPER PRICES

FINANCIAL INFORMATION

2.

CORPORATE STRUCTURE

3.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Acquisitions and Dispositions

Trends

Risks of the Business

4.

NARRATIVE DESCRIPTION OF THE BUSINESS

Principal Products

Competitive Conditions

Operations

Summary of Ore/Mineral Reserves and Mineral Resources

Alumbrera Mine, Argentina

Peak Mine, Australia

Luismin Projects, Mexico

Golden Bear Mine

5.

SELECTED CONSOLIDATED FINANCIAL INFORMATION FOR WHEATON RIVER

6.

MANAGEMENT’S DISCUSSION AND ANALYSIS

7.

MARKET FOR SECURITIES

8.

DIRECTORS AND OFFICERS

9.

ADDITIONAL INFORMATION

- # -

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual information form and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business - Risks of the Business” in this annual information form.  Although Wheaton River has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This annual information form contains references to United States dollars and Canadian dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “Cdn$”.

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for each of the three years ended December 31, 2002, as reported by the Bank of Canada, were as follows:

	Year ended December 31
	2002	2001	2000

Closing	Cdn$1.58	Cdn$1.59	Cdn$1.50
High	1.61	1.60	1.56
Low	1.51	1.49	1.43
Average(1)	1.57	1.55	1.48

(1)

Calculated as an average of the daily noon rates for each period.

On May 12, 2003, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.3887 or Cdn$1.00 = US$0.7201.

GOLD, SILVER AND COPPER PRICES

Gold Prices

The closing, high, low and average afternoon gold fixing prices in United States dollars per troy ounce for each of the three years ended December 31, 2002, as quoted on the London Bullion Market, were as follows:

	Year ended December 31
	2002	2001	2000

Closing	$347	$277	$274
High	349	293	313
Low	278	256	264
Average	310	271	279

On May 12, 2003, the closing afternoon gold fixing price in United States dollars per troy ounce as quoted on the London Bullion Market was $351.10.

Silver Prices

The closing, high, low and average afternoon silver fixing prices in United States dollars per troy ounce for each of the three years ended December 31, 2002, as quoted on the London Bullion Market, were as follows:

	Year ended December 31
	2002	2001	2000

Closing	$4.66	$4.52	$4.58
High	5.10	4.82	5.45
Low	4.23	4.07	4.57
Average	4.60	4.37	4.95

On May 12, 2003, the closing afternoon silver fixing price in United States dollars per troy ounce as quoted on the London Bullion Market was $4.79.

Copper Prices

The closing, high, low and average afternoon copper fixing prices in United States dollars per pound for each of the three years ended December 31, 2002, as quoted on the London Metal Exchange, were as follows:

	Year ended December 31
	2002	2001	2000

Closing	$0.70	$0.66	$0.82
High	0.77	0.83	0.91
Low	0.64	0.60	0.73
Average	0.71	0.72	0.82

On May 12, 2003, the closing afternoon copper fixing price in United States dollars per pound as quoted on the London Metal Exchange was $0.73.

FINANCIAL INFORMATION

Financial information in this annual information form is presented in accordance with Canadian generally accepted accounting principles.  Differences between accounting principles generally accepted in Canada and those in the United States, as applicable, are explained in Note 18 of the Notes to the Consolidated Financial Statements of Wheaton River Minerals Ltd.  Reference is made to Wheaton River Minerals Ltd.’s 2002 Annual Report to Shareholders, which is incorporated herein by reference.

- # -

ITEM 2

CORPORATE STRUCTURE

Wheaton River Minerals Ltd. (“Wheaton River” or the “Company”) was incorporated under the Business Corporations Act (Ontario) by Certificate and Articles of Incorporation dated March 30, 1990.  Pursuant to Articles of Amendment effective February 11, 1991, the Company’s name was changed to Wheaton River Minerals Ltd. and by Articles of Amendment effective April 2, 1991, the private company restrictions were removed.  Pursuant to Articles of Amendment effective June 29, 1999, an unlimited number of preference shares, issuable in series, were created.

The Company’s head office is Suite 1560, Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6 and its registered office is Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

The following chart illustrates the direct and indirect principal subsidiaries (the “Subsidiaries”) of the Company, their jurisdiction of incorporation and the percentage of their voting securities held by the Company as of December 31, 2002, unless otherwise noted:

(1)

Luismin, S.A. de C.V. was formed upon the amalgamation of Wheaton River de Mexico, S.A. de C.V. and Minas Luismin, S.A. de C.V. in December 2002.  As used in this annual information form, “Luismin” means, prior to such amalgamation, Minas Luismin, S.A. de C.V. and, following such amalgamation, Luismin, S.A. de C.V.

(2)

Incorporated or acquired subsequent to December 31, 2002 in connection with the acquisition of an indirect 25% interest in the Bajo de la Alumbrera gold and copper mine in Argentina and a 100% interest in the Peak gold mine in Australia.

As used in this annual information form, except as otherwise required by the context, reference to the “Company” or “Wheaton River” means Wheaton River Minerals Ltd. and the Subsidiaries.

- # -

ITEM 3

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

In 2000, the Company operated the Golden Bear mine (the “Golden Bear Mine”) located in northwestern British Columbia.  The final year of commercial production from the Golden Bear Mine was 2001 when the mineral reserves were exhausted.  Reclamation of the site of the Golden Bear Mine is in process.

In March 2000, the Company completed a business combination with Kit Resources Ltd. (“Kit”) pursuant to a statutory plan of arrangement.  In December 2001, the Company sold its interest in Kit’s George Lake project (the “George Lake Project”) located in Nunavut Territory to Kinross Gold Corporation (“Kinross”).  Management of the Company determined, in light of its more aggressive search for operating projects to replace gold production, that it was advantageous to liquidate the George Lake Project so as to provide more funds for a potential acquisition.

In February 2000, the Company acquired the Red Mountain gold project (the “Red Mountain Project”) located in British Columbia.  In April 2002, the Company sold the Red Mountain Project to Seabridge Gold Inc. (“Seabridge”).  The sale of the Red Mountain Project also formed part of the Company’s strategy to focus on the acquisition of advanced gold projects and to provide more funds for potential acquisitions.

In May 2001, the board of directors of the Company was restructured and three new directors, Frank Giustra, Ian Telfer and Neil Woodyer, were appointed.  In September 2001, certain senior officers of the Company resigned and Ian Telfer was appointed as Chairman and Chief Executive Officer of the Company.  This restructuring represented a significant development in the Company’s efforts to remain engaged in the acquisition, exploration and operation of mineral projects and to position the Company to be able to pursue new mining opportunities.

The Company became an intermediate gold and silver producer upon the acquisition of Luismin in June 2002.  In connection with the acquisition of Luismin, Antonio Madero and Eduardo Luna were appointed to the Company’s board of directors.  See “Acquisitions and Dispositions – Acquisition of Luismin” below.

In October 2002, the Company sold the Bellavista gold project (the “Bellavista Project”) located in Costa Rica to Glencairn Gold Corporation (“Glencairn”), continuing the Company’s strategy to focus on the acquisition of advanced gold projects.

In March 2003, the Company acquired an indirect 25% interest in the Bajo de la Alumbrera gold and copper mine (the “Alumbrera Mine”) in Argentina and a 100% interest in the Peak gold mine (the “Peak Mine”) in Australia.  The Company has subsequently announced that it has exercised its pre-emptive rights and accepted an offer from BHP Billiton’s wholly-owned subsidiary, Rio Algom Limited (“Rio Algom”), to acquire BHP Billiton’s 25% interest in the Alumbrera Mine.  Northern Orion Explorations Limited (“Northern Orion”) has agreed to participate equally with the Company in the acquisition of BHP Billiton’s 25% interest in the Alumbrera Mine.  See “Acquisitions and Dispositions – Acquisition of Alumbrera and Peak Mines” below.

Acquisitions and Dispositions

Acquisition of Luismin

On June 19, 2002, the Company acquired all of the outstanding shares of Luismin, a privately held Mexican gold and silver mining company, from a subsidiary of Sanluis Corporación S.A. de C.V. (“Sanluis”) pursuant to an agreement dated April 24, 2002, as amended.  The purchase price was comprised of $55,160,000 in cash and 9,084,090 common shares of Wheaton River.  The Company also advanced $19,840,000 to Luismin that Luismin used to repay all of its outstanding bank debt.  The Luismin debt was incurred principally to fund operations, capital expenditures and exploration.  An additional contingent silver price adjustment payment of 11,355,113 common shares of Wheaton River will be paid if the price of silver averages $5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004.

Luismin owns three mining operations (San Dimas, San Martin and La Guitarra) that have produced over 838,000 ounces of gold and 57 million ounces of silver since 1991.  In 2002, Luismin produced 193,000 gold equivalent ounces at a total cash cost of $187 per gold equivalent ounce (106,000 ounces of gold and 5.85 million ounces of silver at a conversion rate of 67 ounces of silver per ounce of gold).  During the period from June 19, 2002 to December 31, 2002 sales of 106,337 gold equivalent ounces were recorded at a total cash cost of $182 per gold equivalent ounce.  “Total cash cost” is formulated to provide additional information and is not a calculation prepared in accordance with generally accepted accounting principles.  It should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles.  “Total cash cost” figures are calculated in accordance with the “Gold Institute Production Cost Standard”.  The Gold Institute is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers.

In April 2003, the Company agreed to sell its La Guitarra gold and silver mine in Mexico, the smallest of the three mining operations acquired in June 2002 from Sanluis, to Genco Resources Ltd. (“Genco”) for $5,000,000.  The $5,000,000 purchase price consists of $100,000 cash and $900,000 in common shares of Genco to be delivered on closing and $4,000,000 to be paid in cash or common shares of Genco, at Genco’s option, over eight years.  La Guitarra produced 13,400 gold equivalent ounces in 2002.

Acquisition of Alumbrera and Peak Mines

Pursuant to an agreement of purchase and sale dated February 21, 2003 (the “Purchase Agreement”) between the Company and Rio Tinto Limited (“Rio Tinto”), a subsidiary of Rio Tinto plc (“RTP”), effective March 18, 2003 the Company acquired an indirect 25% interest in the Alumbrera Mine in Argentina and a 100% interest in the Peak Mine in Australia for an aggregate purchase price of $210 million.  The acquisition of the 25% interest in the Alumbrera Mine was effected through the acquisition of a 50% interest in Musto Explorations (Bermuda) Limited (“MEB”).  MEB holds a 50% interest in Minera Alumbrera Limited (“MAL”) which owns and operates the Alumbrera Mine.  The Peak Mine is owned and operated by Peak Gold Mines Pty Limited (“PGM”).

The Alumbrera Mine is a large-scale open pit gold-copper mine located in northwest Argentina at an elevation of 2,600 metres above sea level.  The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Originally designed for throughput of 80,000 tonnes per day, the mine produced 600,000 ounces of gold and 162,000 tonnes of copper in 2000 and approximately 580,000 ounces of gold and 170,000 tonnes of copper in 2001.  Expansion programs completed in 2001 increased throughput to 100,000 tonnes per day and increased annual production to approximately 760,000 ounces of gold and 200,000 tonnes of copper in 2002.

As at December 31, 2002, MAL had $79.3 million cash on hand of which $23.3 million is restricted for debt repayment, senior project debt outstanding of $262.7 million and subordinated shareholder loans outstanding of $268.5 million, of which the Company acquired $67.1 million.  The senior project debt is secured by a common security agreement which includes pledges, mortgages, assignment of rights of all of the contracts, awards and permits for the total value of the Alumbrera Mine.  Negative pledges are also in place under the common security agreement which include limitations covering indebtedness and the provision of liens.  All project financing is non-recourse to shareholders of MAL.  Project financing contains no financial cover ratios other than deposits into the senior debt reserve account.

The Peak Mine is comprised of several underground mines, a small open pit mine and a gold and copper concentrator.  Production in 2002 totalled 97,000 ounces of gold (2001 - 100,800 ounces of gold) at a total cash cost of $246 per ounce (2001 - $189 per ounce).  Production for 2003 is estimated to be 118,000 ounces of gold at a total cash cost of $197 per ounce.  Production is expected to average 110,000 ounces of gold per year at a total cash cost of $193 per ounce until the end of the current mine life in 2007.

Proposed Acquisition of Additional Interest in the Alumbrera Mine

On March 25, 2003, the Company announced that it had exercised its pre-emptive rights and accepted an offer from BHP Billiton’s wholly-owned subsidiary, Rio Algom, to acquire BHP Billiton’s 25% interest in the Alumbrera Mine for $180 million.  BHP Billiton has agreed to defer payment of up to $50 million of the purchase price until May 30, 2005.  The deferred portion of the purchase price will bear interest at a rate of LIBOR plus 2% per annum and will be due on or before May 30, 2005.

On April 8, 2003, the Company entered into an agreement with Northern Orion whereby Northern Orion will participate with the Company in the acquisition of BHP Billiton’s 25% interest in the Alumbrera Mine.  Under an agreement among the Company, Northern Orion and Rio Algom, each of the Company and Northern Orion have agreed to acquire an indirect 12.5% interest in the Alumbrera Mine for not less than $65 million in cash and up to $25 million in deferred consideration.  The Company and Northern Orion will form a special purpose acquisition company (“Acquisitionco”) to acquire the 25% interest in the Alumbrera Mine.  Each of the Company and Northern Orion will hold a 50% interest in Acquisitionco.  Wheaton River’s share of the deferred consideration will be secured by a pledge of all of its shares of Acquisitionco.

Closing will be subject to a number of conditions, including board approvals, obtaining all requisite regulatory and third party approvals and consents, including consents from the lenders to the Alumbrera Mine and satisfaction of customary closing conditions.  The scheduled closing date is June 23, 2003.

Northern Orion’s participation is subject to the completion of financing to raise its share of the purchase price payable on closing.  If Northern Orion is unable to receive sufficient commitments to meet its required minimum equity contribution to Acquisitionco, the Company has agreed to proceed with the purchase of the entire 25% interest from Rio Algom, subject to certain terms and conditions.

Trends

The market price of gold fell from above $350 per ounce for most of the 1990s to below $300 per ounce in 1997.  However, it has found a recent support level above $320 per ounce after reaching $382 per ounce in February 2003.  During the period of 1997 to 2001, the Company’s sales revenues were reduced as a result of lower prices.  The Company utilized forward sales contracts to fix the price at which some of its gold was settled in the future, however, since the first quarter of 2003 gold from the Luismin operations has been sold at spot prices.  Some forward sales contracts have been utilized for Alumbrera gold sales.

In 2002, the average market price of silver was $4.60 per ounce and the closing price was $4.66 per ounce.  In 2001, the market price of silver averaged $4.37 per ounce compared to an average price of $4.95 per ounce in 2000, the lowest price in real terms since 1976.  Since the acquisition of Luismin, the Company utilized forward sales contracts to fix the price at which some of its silver was settled in the future, however, since the first quarter of 2003, the Company has sold its silver at spot prices.  Silver is both a precious metal and an industrial metal.

Copper has traded in a range of $0.60 to $1.60 per pound and averaged over $1.00 per pound during the 1980s and 1990s.  Copper has traded in the lower portion of this cycle since 1997.  The London Metal Exchange copper price averaged $0.71 per pound in 2002.  Copper is a key material used in the building construction, electrical energy, transportation, telecommunications and industrial machinery businesses.

Risks of the Business

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties.  One of the Company’s mining operations also produces significant amounts of copper.  These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Exploration, Development and Operating Risk

Although Wheaton River’s activities are primarily directed towards mining operations and the development of mineral deposits, its activities also include the exploration for and development of mineral deposits.

Mining operations generally involve a high degree of risk.  Wheaton River’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, silver and copper, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.  Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the exploration or development programs planned by Wheaton River or any of its joint venture partners will result in a profitable commercial mining operation.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:  the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Wheaton River not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Wheaton River towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Insurance and Uninsured Risks

Wheaton River’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Wheaton River maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations.  Wheaton River may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Wheaton River or to other companies in the mining industry on acceptable terms.  Wheaton River might also become subject to liability for pollution or other hazards which may not be insured against or which Wheaton River may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Wheaton River to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of Wheaton River’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect Wheaton River’s operations.  Environmental hazards may exist on the properties on which Wheaton River holds interests which are unknown to Wheaton River at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with Wheaton River’s operations.  To the extent such approvals are required and not obtained, Wheaton River may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Wheaton River and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Production at certain of the Company’s mines involves the use of sodium cyanide which is a poison.  Should sodium cyanide leak or otherwise be discharged from the containment system then Wheaton River may become subject to liability for clean up work that may not be insured.  While all steps will be taken to prevent discharges of pollutants into the ground water and the environment, Wheaton River may become subject to liability for hazards that may not be insured against.

Environmental Risks at the Alumbrera Mine

Despite design considerations at the Alumbrera Mine, a seepage plume has developed in the natural groundwater downstream of the tailings facility, currently within MAL’s concession. A series of pump back wells have been established to capture the seepage, which is characterized by high levels of dissolved calcium and sulphate.  It will be necessary to augment the pump back wells over the life of the mine in order to contain the plume within the concession and to provide for monitoring wells for the Vis Vis River.  Based on the latest ground water model, the pump back system will need to be operated for several years after mine closure.

The concentrate pipeline at the Alumbrera Mine crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture.  Although various control structures and monitoring programs have been implemented, any rupture of the pipeline poses an environmental risk from spillage of concentrate.

The Company did not obtain any indemnities from RTP, the vendor of an indirect 25% in the Alumbrera Mine acquired by the Company in March 2003, against any potential environmental liabilities that may arise from operations at the Alumbrera Mine, including, but not limited to, potential liabilities that may arise from the seepage plume or a rupture of the pipeline.

Environmental Risks at the Peak Mine

PGM is responsible under Australian law to reclaim the environmental impacts of historic mining as well as current mining activities at the Peak Mine. The natural environment in the Cobar region has been severely degraded during a long history of mining, settlement, grazing and timber cutting.

Ten sites of historic mining and exploration activities and four locations of current and proposed mining activities requiring rehabilitation have been identified by an independent consultant. Reclamation, particularly of the historic areas, has been on-going in the recent years, and revegetation trials have been initiated. Reclamation work at the historic sites has included backfilling and fencing shafts, donation and relocation of historic equipment, reshaping waste rock and tailings areas and removing rubbish.

Although the independent consultant confirmed that estimated closure costs are reasonable, the consultant acknowledged that there are inherent uncertainties in closure costs estimates. The most significant uncertainties for closure of the Peak Mine which have been identified are: (i) community and government expectations of closure; (ii) the end land use required and the level of closure commitment necessary to ensure public safety, particularly from historic liabilities; (iii) acid mine drainage from waste rock and tailings areas, to date not systematically characterized; and (iv) soil and water contamination. PGM has also recognized that localized acid mine drainage is an issue at Queen Bee.

Due to uncertainties in estimating closure costs and effecting a closure plan, additional costs may be required once additional studies and the requirements for closure are better understood. This information is unlikely to be available until a few years prior to closure.

The Company did not obtain any indemnities from RTP, the vendor of the Peak Mine acquired by the Company in March 2003, against any potential environmental liabilities.

Luismin Tailings Management Risks

Although the design and operation of tailings containment sites in the San Dimas district complies with the requirements of Mexico and with the permits issued for the dams, existing tailings containment sites do not comply with World Bank standards. Enforcement of regulatory requirements in Mexico is becoming more stringent and higher operating standards can be expected in the future. The tailings containment sites have not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design, seepage monitoring or control, nor controls on public or wildlife access to cyanide solution ponds or pumping installations.

The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to the tailings management aspect of the operations. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and, in more recent years, the tailings dam has been moved up the valley to the east of the mill. Current operations rely on ten pumping stations to elevate the tailings to the containment site. Both the tailings line and solution return line cross the river valley on cable supports without any provisions for spill containment in the event of a line failure. A new tailings pumping and pipeline system is being constructed which should eliminate the remote pump stations and provide a double walled line across the river to reduce the risk of a spill to the river. The Tayoltita dam is the subject of a stability review with initial site test work completed.

The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover are undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken.

The San Antonio tailings deposition site is located in a turn in a steep walled river valley downstream of the mill operation. The containment dams are buttressed with concrete walls on the upstream side and waste rock on the downstream side. The current height of the tailings is estimated at 60 metres above the floor of the canyon. The capacity of the site is nearly exhausted and operation of the San Antonio mill will end within one year. The long term stability of the tailings and dam integrity is questionable. Luismin is assessing various alternatives to stabilize the site. Testing has been completed and a stability review is underway. At this time the San Antonio plant is being operated at a reduced rate as another measure to reduce the rate of addition to the tailings area.

In 1993, and prior to excavation of the third diversion tunnel for the river, the river rose during a hurricane event and caused the tailings dam to fail. Geotechnical investigations by Luismin indicate that the current tailings dam stability is marginal. Due to the small surface area of the impoundment, there is a high probability that the tailings are not completely drained and hence have low strength and a high liquefaction potential. In 2002, an independent consultant identified the San Antonio tailing dam integrity as an issue that requires immediate attention. The potential for a hydraulic head within the dam that can exceed the strength of the containment structure requires a thorough investigation and remedial action.

The tailings at La Guitarra are stored in cells constructed of thickened tailings with decant towers to drain the tailings solutions for recycle to the mill. The construction method included some compaction under the dams but seepage to the surrounding lands has occurred. Some of the seepage is collected and recycled to the mill with the balance escaping to nearby wetlands and creeks. No cyanide is used at La Guitarra and the quality of the tailings water is not monitored. Seepage areas outside the tailings containment have red iron staining evident.

At the San Martin tailings operation seepage is occurring from the tailings area and cyanide is showing up in groundwater down gradient from the tailings cells. Adjacent lands have been purchased and dewatering wells have been established to pump contaminated groundwater back to the mill circuit. A trench to bedrock has also been excavated downstream of the tailing area to monitor seepage from the active tailings area and to supplement the wells for the collection of groundwater. A stability review has been undertaken and indicates that current safety factors do not meet appropriate standards. Design work on alternatives to improve stability is underway.

Wheaton River will be required to make further capital expenditures to maintain compliance with applicable environmental regulations. To the extent that Luismin’s tailings containment sites do not adequately contain tailings and result in pollution to the environment, Wheaton River may incur environmental liability for mining activities conducted both prior to and during its ownership of the Luismin operations. To the extent that Wheaton River is subject to uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on Wheaton River. Should Wheaton River be unable to fund fully the cost of remedying an environmental problem, Wheaton River may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on Wheaton River.

The Company did not obtain any indemnities from the vendors of Luismin against any potential environmental liabilities, including, but not limited to, those that may arise from possible failure of the San Antonio tailings dam, the release of acidic waters with elevated concentrations of arsenic, lead and zinc from the La Guitarra operations and seepage occurring from the tailings area at the San Martin operation.

Permitting

Wheaton River’s operations in Mexico, Argentina and Australia are subject to receiving and maintaining permits from appropriate governmental authorities.  Although Luismin, MAL and PGM currently have all required permits for their operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to operations.  Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities.  There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Business Interruption Risks at the Alumbrera Mine

The failure or rupture of the pipeline, depending on the location of such occurrence, could result in significant interruption of operations of MAL and could adversely affect the Company’s financial condition and results of operations.

The Alumbrera Mine is located in a remote area of Argentina. On average, more than 2,000 people are transported by road and more than 1,200 people are transported by air, to and from the mine site every month. A serious accident involving a bus or plane could result in multiple fatalities. The disruption of these services could also result in significant disruption to the operations of MAL and have an adverse effect on the financial condition and operations of the Company.

Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources

The figures for Ore/Mineral Reserves and Mineral Resources contained in this annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Ore/Mineral Reserves could be mined or processed profitably.  There are numerous uncertainties inherent in estimating Ore/Mineral Reserves and Mineral Resources, including many factors beyond Wheaton River’s control.  Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  Short-term operating factors relating to the Ore/Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period.  In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold, silver or copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate.  The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated.  Any material reductions in estimates of Ore/Mineral Reserves and Mineral Resources, or of Wheaton River’s ability to extract these Ore/Mineral Reserves, could have a material adverse effect on Wheaton’s results of operations and financial condition.

Uncertainty Relating to Inferred Mineral Resources

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Wheaton River’s ten year mine plan for the Luismin mining operations includes approximately 68% of production based on inferred mineral resources. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Need for Additional Ore/Mineral Reserves

Because mines have limited lives based on proven and probable ore/mineral reserves, Wheaton River must continually replace and expand its ore/mineral reserves as its mines produce gold, silver and copper.  The life-of-mine estimates included in this annual information form for each of Luismin, the Alumbrera Mine and the Peak Mine may not be correct.  Wheaton River’s ability to maintain or increase its annual production of gold, silver and copper will be dependent in significant part on its ability to bring new mines into production and to expand ore/mineral reserves at existing mines.

Luismin has an estimated mine life of five years based on proven and probable mineral reserves.  Historically, Luismin has sustained operations through the conversion of a high percentage of inferred mineral resources to mineral reserves.  The Alumbrera Mine has an estimated mine life of ten years.  The Company does not anticipate that further exploration at the Alumbrera Mine will result in a material increase to ore reserves.  The Peak Mine has an estimated mine life of five years based on current ore reserves.

Land Title

Although the title to the properties owned and proposed to be acquired by the Company were reviewed by or on behalf of the Company, no formal title opinions were delivered to the Company and, consequently, no assurances can be given that there are no title defects affecting such properties.  Title insurance generally is not available, and Wheaton River’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained.  The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt.  Accordingly, Wheaton River’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects.  In addition, Wheaton River may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

The mining industry is competitive in all of its phases.  Wheaton River faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals.  Many of these companies have greater financial resources, operational experience and technical capabilities than Wheaton River.  As a result of this competition, Wheaton River may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all.  Consequently, Wheaton River’s revenues, operations and financial condition could be materially adversely affected.

Additional Capital

The mining, processing, development and exploration of Wheaton River’s properties, may require substantial additional financing.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Wheaton River’s properties or even a loss of property interest.  There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Wheaton River.  Low gold prices during the five years prior to 2002 adversely affected Wheaton River’s ability to obtain financing, and low gold, silver and copper prices could have similar effects in the future.

Commodity Prices

The price of the Common Shares, Wheaton River’s financial results and exploration, development and mining activities have previously been, or may in the future be, significantly adversely affected by declines in the price of gold, silver and copper.  Gold, silver and copper prices fluctuate widely and are affected by numerous factors beyond Wheaton River’s control such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.  The price of gold, silver and copper has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Wheaton River’s properties to be impracticable.  Depending on the price of gold, silver and copper, cash flow from mining operations may not be sufficient and Wheaton River could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties.  Future production from Wheaton River’s mining properties is dependent on gold, silver and copper prices that are adequate to make these properties economic.

Furthermore, reserve calculations and life-of-mine plans using significantly lower gold, silver and copper prices could result in material write-downs of Wheaton River’s investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting Wheaton River’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Copper concentrate from the Alumbrera Mine is shipped to smelters in Europe, India, the Far East, Canada and Brazil.  Transportation costs of copper concentrate could increase substantially due to an increase in the price of oil or a shortage in the number of vessels available to ship concentrate to smelters.

Commodity Hedging

Currently Wheaton River’s policy is not to hedge future metal sales, however, this policy may change in the future.  MAL does hedge some metal sales.  Hedging of metal sales may require margin activities.  Sudden fluctuations in the price of the metal being hedged could result in margin calls that could have an adverse effect on the financial position of Wheaton River or MAL.

There is no assurance that a commodity hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful.  Hedging may not protect adequately against declines in the price of the hedged metal.  Although hedging may protect Wheaton River and MAL from a decline in the price of the metal being hedged, it may also prevent Wheaton River and MAL from benefiting fully from price increases.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that Wheaton River incurs in its operations.  Gold, silver and copper is sold in US dollars and Wheaton River’s costs are incurred principally in Canadian dollars, Mexican pesos, Argentine pesos and Australian dollars.  The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production in US dollar terms.  From time to time, Wheaton River transacts currency hedging to reduce the risk associated with currency fluctuations.  There is no assurance that its hedging strategies will be successful.  Currency hedging may require margin activities.  Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on Wheaton River’s financial position.

Government Regulation

The mining, processing, development and mineral exploration activities of Wheaton River are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Wheaton River’s mining and processing operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on Wheaton River.

Foreign Operations

The majority of the Company’s operations are currently conducted in Mexico, Argentina and Australia, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Argentina and Australia may adversely affect the Company’s operations or profitability.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Labour and Employment Matters

While the Company has good relations with both its unionized and non-unionized employees, production at the Luismin mining operations and at the Alumbrera and Peak mines is dependant upon the efforts of the Company’s and MAL’s employees.  In addition, relations between the Company and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business.  Adverse changes in such legislation or in the relationship between the Company or MAL with its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

Economic and Political Instability in Argentina

The Alumbrera Mine is located in Argentina.  There are risks relating to an uncertain or unpredictable political and economic environment in Argentina.  In the short term, significant macroeconomic instability in the region is expected to negatively impact on the business environment and may lead to longer term negative changes in the national approach taken to ownership by foreign companies of natural resources.  Argentina is experiencing severe economic difficulties including a significant currency devaluation.  The operations of MAL may be affected in the foreseeable future by these conditions.

In response to the political and economic instability in Argentina, in January 2002, the government announced the abandonment of the one to one peg of the Argentina peso to the U.S. dollar.  During the economic crisis, Argentina defaulted on foreign debt repayments and, from November 2002 to January 2003, Argentina defaulted on the repayment on a number of official loans to multinational organizations.  In January 2003, the International Monetary Fund agreed to reschedule certain debt owed by Argentina and approved a short term credit line to repay debts to multinational organizations that could not be postponed.

There is the risk of political violence and increased social tension in Argentina as a result of the economic crisis and Argentina has experienced increased civil unrest, crime and labour unrest. In addition, the government has also renegotiated or defaulted on contractual arrangements.  Roadblocks (piqueterou) by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice.  There have been some minor disruptions to access routes near the mine site about one year ago which did not affect the supply of goods to the mine.  Although there has not been any recurrence of disruptions in the past several months, there is no assurance that disruptions will not occur in the future which will affect the supply of goods.  Civil disruptions may become more frequent if the economic situation in Argentina continues to deteriorate and may significantly disrupt the continuous supply of goods.

Certain events could have significant political ramifications to MAL in Argentina.  In particular, serious environmental incidents such as the rupture of the concentrate pipeline, contamination of groundwater and surface water downstream of the tailings dam due to uncontrolled migration of the sulphate plume of other events which would constitute a major breach of EIR commitments.

The Alumbrera mining prospects are owned by Yacimientos Mineros de Agua de Dionisio (“YMAD”), a quasi-governmental mining company, pursuant to an Argentine mining law which granted YMAD such rights.  YMAD has granted a mining lease to MAL pursuant to the UTE Agreement (see “Narrative Description of the Business – Alumbrera Mine, Argentina – Property Description and Location” below for details regarding the UTE Agreement).  Significant political changes in Argentina which impact foreign investment and mining in general, or YMAD or MAL’s rights to the Alumbrera mining prospects in particular, could adversely impact MAL’s ability to operate the Alumbrera Mine.

Certain political and economic events such as:  (i) the inability of MAL to obtain U.S. dollars in a lawful market of Argentina or to effect the lawful transfer of U.S. dollars to the senior lenders; (ii) acts or failures to act by a government authority in Argentina; and (iii) acts of political violence in Argentina, could have a material adverse effect on MAL’s ability to operate the Alumbrera Mine and make payments due to senior lenders and may constitute an event of default under the terms of the security for the senior project debt.

Foreign Subsidiaries

Wheaton River is a holding company that conducts operations through foreign (Mexican, Argentinian, Bermudian, Australian, Cayman Island and Antiguan) subsidiaries, joint ventures and divisions, and substantially all of its assets are held in such entities.  Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Wheaton River’s ability to fund its operations efficiently.  Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Wheaton River’s valuation and stock price.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry.  In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company.  The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company’s business.

Operations of the Company Following the Acquisition of the Alumbrera and Peak Mines

The timing and manner of the implementation of decisions made with respect to the ongoing business of the Company following the acquisition of the Alumbrera and Peak mines will materially affect the operations of the Company. Restructuring or integration of the operations of MAL, PGM and the Company will require the dedication of the management resources, which could distract attention from the day-to-day operations of the separate businesses of each company.  If management of the Company is unable to effectively manage any such restructuring or integration, the operating results and financial condition of the Company could be materially adversely affected.  In the event that the operations of MAL, PGM and the Company are restructured or integrated, there can be no assurance that the Company will be able to retain the key personnel currently employed in the separate operations of each company.

Joint Ventures

Wheaton River holds an indirect 25% interest in the Alumbrera Mine, the other 25% and 50% interests being held indirectly by Rio Algom, a wholly-owned subsidiary of BHP Billiton, and MIM, respectively.  Wheaton River’s interest in the Alumbrera Mine is subject to the risks normally associated with the conduct of joint ventures.  The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

Market Price of Common Shares

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and the American Stock Exchange (the “AMEX”).  Securities of micro- and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.  Wheaton River’s share price is also likely to be significantly affected by short-term changes in gold, silver or copper prices or in its financial condition or results of operations as reflected in its quarterly earnings reports.  Other factors unrelated to Wheaton River’s performance that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning Wheaton River’s business may be limited if investment banks with research capabilities do not continue to follow Wheaton River’s securities; the lessening in trading volume and general market interest in Wheaton River’s securities may affect an investor’s ability to trade significant numbers of Common Shares; the size of Wheaton River’s public float may limit the ability of some institutions to invest in Wheaton River’s securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause Wheaton River’s securities to be delisted from the TSX or the AMEX, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect Wheaton River’s long-term value.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  Wheaton River may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dividend Policy

No dividends on the Common Shares have been paid by the Company to date.  The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business.  Wheaton River does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Dilution to Common Shares

As of March 31, 2003, approximately 145,600,000 Common Shares are issuable on exercise of warrants, options or other rights to purchase Common Shares at prices ranging from Cdn$0.35 to Cdn$1.65.  During the life of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of the Common Shares with a resulting dilution in the interest of the other shareholders.  Wheaton River’s ability to obtain additional financing during the period such warrants, options or other rights are outstanding may be adversely affected and the existence of such warrants, options or other rights may have an adverse effect on the price of the Common Shares.  The holders of the warrants, options and other rights may exercise such securities at a time when Wheaton River would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding warrants, options or other rights.

The increase in the number of Common Shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the Common Shares.  In addition, as a result of such additional Common Shares, the voting power of the Company’s existing shareholders will be substantially diluted.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair Wheaton River’s ability to raise capital through future sales of Common Shares.  Wheaton River has previously completed private placements at prices per share which are lower than the current market price of the Common Shares.  Accordingly, a significant number of shareholders of Wheaton River have an investment profit in the Common Shares that they may seek to liquidate.  Substantially all of the Common Shares can be resold without material restriction either in the United States, in Canada or both.

Key Executives

Wheaton River is dependent on the services of key executives, including its Chairman and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel.  Due to the relatively small size of the Company, the loss of these persons or Wheaton River’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Conflicts of Interest

Certain of the directors and officers of Wheaton River also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Any decision made by any of such directors and officers involving Wheaton River will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Wheaton River and its shareholders.  In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws.

In October 2002, the Company sold the Bellavista Project to Glencairn in exchange for $250,000 and 750,000 common shares of Glencairn with a fair value at the date of sale of $207,000.  The Company and Glencairn have one common director.

In May 2001, the Company entered into an agreement with Endeavour Financial Corporation (“Endeavour Financial”) pursuant to which Endeavour Financial agreed to assist the Company to find and finance acquisitions and mergers for the Company.  The original agreement was to expire in May 2002, however, it was subsequently extended on a month to month basis.  The agreement requires the Company to pay to Endeavour Financial $10,000 per month and a success fee to be negotiated based on the value of any acquisitions, dispositions or financings undertaken by the Company.  In June 2002, Endeavour Financial received a success fee equal to $1,200,000 in connection with the acquisition of Luismin.  In March 2003, Endeavour Financial received a fee of $643,000 for financial advisory services in connection with the private placement of 230,000,000 subscription receipts.  A director of the Company, Neil Woodyer, is Managing Director of Endeavour Financial and another director of the Company, Frank Giustra, is Chairman of Endeavour Financial.  See Note 15 and 19(b) to the audited consolidated financial statements of the Company.

ITEM 4

NARRATIVE DESCRIPTION OF THE BUSINESS

Wheaton River is engaged in the acquisition, financing, exploration, development and operation of precious metal mining properties.  The Company continues to investigate and negotiate the acquisition of additional producing precious metal mining properties or interests in such properties.  There is no assurance that any such investigations or negotiations will result in the completion of an acquisition.

Principal Products

The Company’s principal product is gold.  As a result of the Luismin, Alumbrera and Peak acquisitions, in addition to gold, the Company also produces silver and copper.  There is a worldwide gold, silver and copper market into which the Company can sell and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold, silver and copper which it produces.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business.  The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties.  The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Operations

Raw Materials

The Company has gold and silver mineral reserves at Luismin’s mining properties located in Mexico and gold and copper mineral reserves at the Peak Mine in Australia and the Alumbrera Mine in Argentina.

Environmental Protection Requirements

The Golden Bear Mine was closed in 2001.  The Company commenced reclamation activities at the Golden Bear Mine site in 2000 and will continue such activities in 2003 and up to 2006.  Reclamation is anticipated to consist of activities such as the removal of plant and equipment, re-vegetation and closure of the access road.  The remaining reclamation costs at the Golden Bear Mine site as at December 31, 2002 were estimated to be approximately $2,125,000.  Funding will be provided from a reclamation deposit and cash held by the government under a safekeeping agreement totalling $1,437,000, sale of mine site equipment with a carrying value of $420,000 and from working capital.

MAL, in its capacity as the operator of the Alumbrera Mine, is responsible for compliance with the commitments made in the main environmental permit for the Alumbrera Mine and the cost of reclamation and closure.  MAL is committed to stabilizing tailings and waste rock against potential acid generation and water pollution and, to this end, is conducting progressive rehabilitation on the tailings storage facility and waste rock dumps.  Other activities include contaminated land remediation, removal and stabilization of potentially acid generating road base material, securing pit safety and closure of infrastructure.  Ongoing rehabilitation is recognized as part of routine operations and associated costs are included in the project’s financial plan.  Testing is being completed in order to generate information regarding the potential for acid generation from waste materials, and initial testing of capping materials has been completed.  Progressive rehabilitation commenced in 2002.  MAL makes provisions for reclamation and closure in its 2002 life-of-mine plan and financial statements, however, MAL is not required to post a bond in connection with its reclamation and closure obligations and no cash provisions are being made.  MAL’s closure planning is an ongoing process that is refined as operations plans are revised and operational and monitoring data are evaluated.  Closure costs for the Alumbrera Mine are revised on an annual basis.

PGM has a responsibility under Australian law to reclaim the environmental impacts of historic mining as well as current mining activities on its leases.  Ten sites of historic mining and exploration activities and four locations of current and proposed mining activities requiring rehabilitation have been identified.  Reclamation, particularly of the historic areas on the PGM tenements, has been on-going in recent years, and revegetation trials have been initiated.  Reclamation work at the historic sites has included backfilling and fencing shafts, donation and relocation of historic equipment, reshaping waste rock and tailings areas and removing rubbish.  PGM have estimated the future cost for closure at $4.787 million in 2002.  PGM has a bank guarantee in favour of the Minister of Mineral Resources (New South Wales) in an amount of $3.415 million.

Employees

During the financial year ended December 31, 2002, the Company had an average of 12 full-time employees in Canada who worked in the Vancouver office and at the Golden Bear Mine site.  In addition, the Company employed an average of 13 seasonal employees at the Golden Bear Mine site while it was in operation from approximately May to October.  The last season of commercial production at the Golden Bear Mine was 2001 and reclamation of the site is in process.

As of March 31, 2003, the Company had 14 full-time employees working in its Vancouver office, approximately 1,400 workers at the Luismin operations in Mexico and 250 workers at the Peak Mine in Australia.  Luismin workers include 740 contractors, 110 non-union workers, 360 hourly unionized workers and 200 salaried employees.  Peak workers include 150 employees and 100 contractors.

Foreign Operations Risks

The Company currently owns the San Dimas and San Martin mining operations in Mexico, 25% of the Alumbrera Mine in Argentina and the Peak Mine in Australia.  Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the control of the Company and may adversely affect its business.  Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety.  The effect of these factors cannot be accurately predicted.  See “General Development of the Business - Risks of the Business - Foreign Operations” and “Foreign Subsidiaries”.

Summary of Ore/Mineral Reserves and Mineral Resources

JORC Code Definitions

The estimated ore reserves and mineral resources for the Alumbrera Mine and the Peak Mine have been calculated in accordance with the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian and RTP worldwide standards.  The JORC Code has been accepted for current disclosure rules in Canada under the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  The following definitions are reproduced from the JORC Code:

The term “Mineral Resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence.  It is inferred from geological evidence and assumed but not verified geological and/or grade continuity.  It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence.  It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence.  It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  The locations are spaced closely enough to confirm geological and/or grade continuity.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The term “Ore Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined.  Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

The term “Probable Ore Reserve” means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined.  Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The term “Proved Ore Reserve” means the economically mineable part of a Measured Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined.  Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The foregoing definitions of Ore Reserves and Mineral Resources as set forth in the JORC Code have been reconciled to the definitions set forth in “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000 (the “CIM Standards”) which were adopted by NI 43-101.  If the Ore Reserves and Mineral Resources for the Alumbrera Mine and the Peak Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.

CIM Standard Definitions

The estimated mineral reserves and mineral resources for the Luismin properties have been calculated in accordance with the CIM Standards.  The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of natural , solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Ore Reserves/Mineral Reserves

The following table sets forth the estimated Ore Reserves/Mineral Reserves for the Alumbrera Mine, the Peak Mine and the Luismin properties as at December 31, 2002:

- # -

Proved/Proven and Probable Ore/Mineral Reserves

			Grade			Contained Metal

Deposit	Category	Tonnes	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (ounces)	Silver (ounces)	Copper (tonnes)

Alumbrera Mine (1)	Proved	86,250,000	0.59	—	0.51	1,636,000	—	440,000
(Wheaton River’s 25% interest)	Probable	5,750,000	0.49	—	0.47	90,000	—	27,000

	Proved + Probable	92,000,000	0.58	—	0.51	1,726,000	—	467,000

Peak Mine (2)	Proved	500,000	5.50	—	—	89,000	—	—
	Probable	1,900,000	7.80	—	0.30	474,000	—	5,600

	Proved + Probable	2,400,000	7.30	—	0.20	563,000	—	5,600

Luismin (3)	Proven	1,619,000	3.91	253	—	203,400	13,180,300	—
	Probable	1,622,000	4.29	344	—	223,800	17,919,300	—

	Proved + Probable	3,241,000	4.10	298	—	427,200	31,099,600	—

Total	Proved/Proven	88,369,000	0.68	4.6	0.50	1,928,400	13,180,300	440,000
	Probable	9,272,000	2.64	60.1	0.35	787,800	17,919,300	32,600

	Proved/Proven + Probable	97,641,000	0.87	9.9	0.48	2,716,200	31,099,600	472,600

(1)

The Ore Reserves for the Alumbrera Mine set out in the table above have been estimated by C. R. Van Order, P.Eng. at MAL who is a competent person under the JORC Code.  The Ore Reserves are classified as Proved and Probable, and are based on the JORC Code.  See “Mineral Projects – Alumbrera Mine, Argentina - Ore Reserves and Mineral Resources” below for further details.

(2)

The Ore Reserves for the Peak Mine set out in the table above have been estimated by C.L. Stegman, M. Bailey and S. Williams at RTP who are each competent persons under the JORC Code.  The Ore Reserves are classified as Proved and Probable, and are based on the JORC Code.  See “Mineral Projects – Peak Mine, Australia - Ore Reserves and Mineral Resources” below for further details.

(3)

The Mineral Reserves for the Luismin deposits set out in the table above have been estimated by Luismin and audited by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at WGM who are each qualified persons under NI 43-101.  The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards.  See “Mineral Projects – Luismin Projects, Mexico – Mineral Reserves and Mineral Resources” below for further details.

Mineral Resources

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

- # -

The following table sets forth the estimated Mineral Resources for the Peak Mine and the Luismin properties as at December 31, 2002:

Measured, Indicated and Inferred Mineral Resources (3)

(excluding Proved and Probable Ore Reserves)

			Grade
Deposit	Category	Tonnes	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)

Peak Mine (1)	Measured	110,000	2.3	—	0.01
	Indicated	700,000	3.5	—	0.62
	Measured + Indicated	810,000	3.3	—	0.53
	Inferred	2,520,000	5.0	—	1.00

Luismin (2)	Indicated	95,000	1.2	385	—
	Inferred	17,500,000	3.0	293	—

Total	Measured	110,000	2.3	—	0.01
	Indicated	795,000	3.2	46	0.55

	Measured + Indicated	905,000	3.1	40	0.47

	Inferred	20,020,000	3.2	256	0.13

(1)

The Mineral Resources for the Peak Mine set out in the table above have been estimated by C.L. Stegman at RTP who is a competent person under the JORC Code.  The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the JORC Code.  See “Mineral Projects – Peak Mine, Australia – Ore Reserves and Mineral Resources” below for further details.

(2)

The Mineral Resources for the Luismin deposits set out in the table above have been estimated by Luismin and audited by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at WGM who are each qualified persons under NI 43-101.  The Mineral Resources are classified as Indicated and Inferred, and are based on the CIM Standards.  See “Mineral Projects – Luismin Projects, Mexico – Mineral Reserves and Mineral Resources” below for further details.

(3)

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Alumbrera Mine, Argentina

A report entitled “Technical Report on Mining and Processing Assets of Peak Gold Mines, in New South Wales, Australia and Minera Alumbrera Ltd., in Argentina” dated January, 2003 (the “Micon Report”) has been prepared for the Company by Harry Burgess, P.Eng., mining engineer, David Wells, C.Eng., metallurgical engineer, and Terry Hennessey, P.Geo, geologist, at Micon International Limited (“Micon”).  Except for the mineral reserve and resource estimates as at December 31, 2002, the following summaries of the Alumbrera Mine and the Peak Mine have been prepared from the Micon Report and, in some cases, are extracts from the Micon Report.

Property Description and Location

The Alumbrera Mine consists of the following five facilities, with support offices located in Tucumán, Catamarca City, Rosario and Buenos Aires:

•

an open pit mine, processing facilities and central administration offices at Alumbrera, Catamarca;

•

a 316-kilometre concentrate slurry pipeline through Catamarca and Tucumán Provinces;

•

a 202-kilometre, 220 kilovolt power line from the project’s substation at El Bracho, Tucumán;

•

a filter plant and rail loading facilities at Cruz del Norte, Tucumán; and

•

a port, handling facilities and train maintenance facilities at San Martìn near Rosario, Santa Fé.

The open pit mine is located on a 600 hectare mining lease at Alumbrera, near Belen in northwestern Argentina, 1,100 kilometres northwest of Buenos Aires.  The mining lease granted to MAL encompasses all mineralized areas of the deposit. Immediate mine infrastructure and other mine facilities cover an additional permitted surface area of 5,200 hectares.  The mine is located in a valley west of the easternmost range of the Andes at an elevation of 2,600 metres above sea level.

The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Concentrate slurry from the processing facilities is pumped 316 kilometres to a filter plant at Cruz del Norte.  Concentrates from the filter plant are shipped 830 kilometres by rail from Cruz del Norte, Tucumán to Puerto Alumbrera.  The port is located in San Martín, Rosario in the Province of Santa Fé.  The port operation and maintenance facilities are contained within a 12 hectare lease which includes a rail-switching yard with approximately 8,200 metres of rail.  Port facilities include a rail car unloading building and 50,000 tonne storage shed.

All mining prospects in the Farallón Negro district, the region including Alumbrera, are enclosed by a 344 square kilometre national mineral reserve and are owned and administrated by YMAD, a quasi-government mining company.  The 20-year mining lease that encloses the Alumbrera Mine was granted to MAL by YMAD pursuant to an agreement (the “UTE Agreement”) in April 1994, as amended in February 1997.  The UTE Agreement defines the working relationship between the parties, including royalty obligations, and requires that ownership of the facilities and infrastructure revert to YMAD after completion of operations.

Royalties

MAL is required to pay a 3% royalty (the “Boca Mina Royalty”) to the provincial government of Catamarca.  The royalty is calculated on the value of mineral substances at the mine mouth after certain allowable deductions.  Allowable deductions include all processing and transportation costs, but exclude mining costs and mine equipment depreciation.  MAL commenced payments of the Boca Mina Royalty in 1998.  MAL has reported that its calculation of the Boca Mina Royalty in its life-of-mine plan cash flows is the equivalent of a 2% charge against revenue after deduction of offsite smelting and refining charges.

Under the terms of the UTE Agreement, MAL is also obliged to pay a royalty to YMAD equal to 20% of net proceeds after capital recovery to begin in the fiscal year following the one in which positive net proceeds are realized.  Prior to this occurring, MAL is obligated to pay YMAD each fiscal year, beginning after the second full fiscal year following the commencement of commercial production and ending the year in which MAL begins to pay the net proceeds royalty, an advance royalty equal to (i) if net income is less than $1,000,000, 5% of net income; or (ii) if net income is more than $1,000,000, the greater of 5% of net income and $1,000,000.  Although no payments have been due to date, pursuant to an amendment made to the UTE Agreement in 1997, MAL has paid an advance of $10 million toward the 20% royalty to assist the local community.  MAL’s life-of-mine plan does not project payment of the 20% net proceeds royalty during the life-of-mine production.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Alumbrera is about 1,100 kilometres northwest of Buenos Aires and six hours by paved and dirt roads from the airport at San Miguel de Tucumán.  Located in Hualfin District, Belen Department, Catamarca Province, the deposit is 95 kilometres northeast of the town of Belen and approximately 50 road-kilometres northwest of Andalgia.  The project is served by air and all-weather roads.  MAL has scheduled flights to and from Tucumán and the mine site, and bus transport to and from both Catamarca and Tucumán.  On average, more than 2,000 people are transported by road and more than 1,200 people are transported by air, either to or from the mine site every month.  An internal bus service runs on a continual schedule, transporting personnel to and from job sites, accommodation and recreation facilities within the mine site.

The climate is arid to semi-arid with topography and vegetation similar to the Arizona-Sonora desert. The Alumbrera Mine is near the boundary between the Sierras Pampeanas and Puna physiographic provinces and the area is sparsely populated. Average mean temperature is 17 to 18 degrees Celsius and average minimum and maximum temperatures range between 8 and 10 degrees Celsius and 22 and 27 degrees Celsius. Temperatures can be as low as minus 10 degrees Celsius in the winter and as high as 40 degrees Celsius in the summer. Average mean rainfall is 160 millimetres, occurring predominantly during the months of December through March. Light snows can occur in July.

Mine site infrastructure includes offices, a warehouse, a laboratory, a medical centre, a permanent camp and workshops.  Site facilities include two accommodation camps, catering, medical and indoor and open-air recreation facilities.  The mine’s main water supply originates from a bore field, Campo Arenal, and is delivered to the mine site through a 30-kilometre pipeline.  The mine maintains a 1.7 million cubic metre water reservoir. A 202-kilometre long 220-kilovolt power line provides electrical power to the mine site from a substation at El Bracho, Tucumán.  The power line, with 530 transmission towers, was constructed to provide access to the national power grid.

Topographically, (prior to commencement of mining) the deposit at the Alumbrera Mine was a bowl-shaped, ellipsoidal depression oriented northeast-southwest (1,900 metres by 1,200 metres) surrounded by ridges formed mostly by andesitic breccia of the Farallón Negro volcanics.  The floor of the bowl covers an area of 2.5 square kilometres.  It is characterized by altered yellowish and reddish rocks that are the oxidized and weathered “surface rind” of hydrothermally altered and mineralized zones that were easily weathered in the recent geologic past, thereby forming the bowl.

History

The Alumbrera area has been known for its veins of copper and gold deposits and alum since at least the 19th century.  Small-scale mining activity took place at the end of the 19th century and during the early 20th century at the southern edges of the present mine area. In 1950, the Alto la Alumbrera veins were sampled by the government for copper and gold. In 1961, the map on which “Bajo de la Alumbrera’ is mentioned for the first time was published. In 1963, a mapping and geochemical survey defining a deposit of disseminated/scattered copper was conducted. In 1969, YMAD carried out a thorough geological geochemical prospecting program and completed four short drill holes for a total depth of 226 metres.

From 1973 to 1976, YMAD requested that the national government carry out more detailed studies. The government, through the NOA MINERO (Argentine Northwest Mining) Plan of the National Service of Mining and Geology, carried out a geophysical study (induced polarization and magnetism) and commenced a drilling program. Drilling was completed over several years with 5,000 metres drilled in 1974 and 1975 and 1,000 metres drilled in 1976. YMAD carried out resource mapping and evaluation from available drill holes. From 1975 to 1982, the United Nations supervised the ongoing exploration program. YMAD and a military manufacturer continued intermittent drilling to complete a total of 18,970 metres and 71 drill holes for the period 1968 to 1981.

From 1985 to 1988, YMAD investigated open pit mining and heap leaching of ore from the central gold-rich oxidized zone.  An additional 1,283 metres of drilling, averaging 50 metres per hole, was completed.  Feasibility studies were prepared in 1986 and 1988.

From 1992 to 1993, another feasibility study was conducted.  Geological exploration activity included geotechnical investigations, a core relogging program and a diamond drilling program, mineralogical assessments and a complete reinterpretation of the deposit geology.  A geology and metal grade block model of the deposit was generated.

In October 1994, MAL completed a 20-hole, 8,000-metre diamond drillhole program.  Drilling was concentrated in the southern flank of the orebody and within the area to be mined during the first five years of the open pit life.  In 1995, MAL commenced mining activities in the mine area.  In August 1997, project commissioning commenced with the processing of the first ore from the mine. In December 1999, the mine achieved production and performance tests under terms of project financing.

MEB negotiated an interest in the project from YMAD in 1990, establishing MAL as the entity to exploit the deposit in 1993.  M.I.M. Holdings Limited (“MIM”) purchased a 50% interest in MAL in 1994. MEB, with a 50% remaining interest in MAL, was subsequently acquired by Rio Algom Ltd. and North Ltd. in 1995.  RTP acquired North Ltd. in August 2000.  Billiton acquired Rio Algom Ltd. in October 2000. BHP and Billiton merged during 2001 to form BHP Billiton.  In 2003 the Company acquired the RTP share of Alumbrera.

Geological Setting

Regional Geology

Alumbrera was emplaced in the late Miocene Farallón Negro - Capillitas volcanic flow and breccia complex, situated in the Sierra de Capillitas. This high-potassium calc-alkaline shoshonitic to banakitic volcanism is the easternmost expression of subduction related volcanism which appears to have developed in block-faulted areas on Palaeozoic crystalline basement along the Andean Cordillera in the late Miocene. The Farallón Negro complex lies near the boundary of nearly flat and 30-degree east dipping segments of the subducting Nazca Plate, a discontinuity expressed by the east-west boundary between the Puna and Sierras Pampeanas provinces, by a 50-kilometre right-lateral offset in the Andes crest and by the east-west trend of Neogene volcanoes of the Ojos de Salado chain west of Alumbrera and the Farallón Negro centre.

Alumbrera and its host stratovolcano lie between two northeast-trending lineaments, the Hualfin and Aconquija, which may have localized volcanism and mineralization in tension fractures between them. The volcanism was controlled by sinistral pull-apart tectonics along a major northwest trending lineament. The Farallón Negro volcanic and intrusive complex was a stratovolcano formerly up to 6 kilometres high and approximately 16 kilometres in diameter, which evolved from more mafic pyroxene andesites to more hornblende and biotite bearing andesites and dacites. Volcanism was followed by the emplacement of the mineralization-related dacite porphyries. The location of the dacite porphyries coincides with the eruptive centres of the former andesite-dacite stratovolcano, whose roots they intruded.

Deposit Geology

The Alumbrera alkalic dacite porphyries were intruded about 8 million years ago into the roots of the Farallón Negro volcano.  The intrusion-generated large-scale hydrothermal circulation resulted in alteration and mineralization of the porphyry itself and its volcanic host rocks.  Subsequent erosion has exposed the upper part of the volcano and its porphyry system to a level that is favourable for mining.  Rocks exposed at surface were originally at depths of approximately 2.8 kilometres and at 0.6 to 0.8 kilobars lithostatic pressure.

The Farallón Negro host rocks are about 90% autobrecciated flows in a thick-bedded sequence of fragment-poor to fragment-crowded weakly to strongly porphyritic potassic andesite.  The remaining 10% is comprised of lithic and non-porphyritic flow units.

The primary mineralized rocks of Alumbrera consist of a series of porphyritic intrusions.  A total of seven distinctive porphyritic intrusions have been recognised, which form stocks (earliest units) and dyke-like bodies (youngest units) that extend to the outer edge of the deposit with some of the dykes forming a radial pattern around the central stocks.  The individual porphyry units can be distinguished by their phenocryst content, but primarily are classified by their cross cutting intrusive relationships. Geochemically the dacites are typical for subduction-related potassic igneous rocks (shoshonites) from mature continental arc settings.

Exploration

The mining rights to the Alumbrera Mine held by MAL are limited to a 2,000 metre by 3,000 metre rectangle (600 hectares in size) approximately centred on the open pit mine.  This area, referred to as the contract area, is slightly larger than the ultimate pit rim dimensions.  No exploration is conducted by MAL outside of the contract area.

Known mineralization in the pit has been fully delineated to the northwest and southeast.  However, to the northeast, towards the crusher, and to the southwest, mineralization is cut off by faults that are parallel to the dominant faulting direction.  It is possible that a small amount of mineralization remains to be discovered in these areas if it can be shown that they have been down-faulted.

Since 1999, exploration efforts in the MAL contract area have been limited. Recently a small geophysical survey consisting of a limited amount of induced polarization surveying was conducted to look for disseminated sulphides in these areas. Results were not available at the time of Micon’s visit, although it is anticipated that a certain amount of diamond drilling will be required in the future to test this potential.

Because of the very limited area of mineral rights involved and the dominance of the area by the open pit mine, further exploration work is not anticipated.  Any exploration by MAL outside of the contract area would require a new agreement with YMAD.

Mineralization

The mineralogy of the primary (unweathered) ore consists of chalcopyrite (± bornite), native gold and pyrite. Gold occurs mainly in chalcopyrite.  Gold values correlate closely with copper values in primary mineralization and ratios are very consistent through the deposit.

Ore grades correlate with lithology.  The highest copper-gold grades are associated with intense potassic (quartz-magnetite) alteration of two of the earliest mineralized porphyritic intrusions and in adjacent biotized or potassium feldspar altered andesites.  Younger porphyries are less mineralized or barren.  The majority of the copper is primary and occurs as chalcopyrite in disseminated grains and in veinlets.  Copper and gold are positively correlated with gold occurring in association with early pyrite-chalcopyrite-magnetite as free gold grains in the 10 to 50 micron range.

The occurrence of gold within chalcopyrite, together with magnetite and pyrite, suggests that the gold was transported by the same fluids as the other metals and that this fluid was oxidized.  Near-surface oxidation and supergene enrichment appear limited at the Alumbrera Mine.  Consequently, the economic-grade sulphide mineralization extends upward almost to surface.

The upper portion of the orebody has been subject to weathering and can be sub-divided into two distinct zones, an upper, thin, leached zone, and a lower sulphide enriched zone.  The leached zone contains oxide and carbonate copper minerals, including soluble species. Gold values appear largely unaffected by leaching.  The sulphide-enriched zone is complex and contains chalcocite, covellite, native copper and chalcopyrite in varying proportions.  The intensity of chalcocite decreases with depth and is absent in fresh (primary) ore.  Leaching and oxidation near the surface generally does not extend to deeper than 30 metres.  Rare and erratic deeper oxidation is attributed to enhanced permeability caused by local fracturing and faulting.  The corresponding underlying zone of supergene enrichment is erratic in its development, occurring at depths to 150 metres in some places and being barely recognizable in others.

Drilling

The Alumbrera Mine has been worked on by at least four different companies with numerous drilling campaigns since YMAD commenced work in 1969.  Both reverse circulation and diamond drilling has been performed, however, the database is composed predominantly of diamond core data.  The diamond drill programs were completed using both N-sized core (“NQ”) and H-sized core (“HQ”) longyear Q-series drilling systems (47.6 millimetres and 63.5 millimetres core diameter, respectively).

270 holes were drilled on a nominal 50 metre by 50 metre pattern over the entire deposit.  However, due to shorter lengths on some holes, this density decreases somewhat at the deepest pit elevations. All holes were drilled on N75o/N255o oriented sections, with dips varying between vertical and minus 60o.  This orientation was chosen so as to best outline faults in the dominant fault strike direction, many of which have material post-mineralization movement or control the intrusion of the host porphyry and mineralizing fluids.

After the 1998-99 resource definition drilling program it became apparent that it was necessary to drill a few more holes to increase data density at the deeper elevations of the pit.  This was required in order to improve geological controls on the model and upgrade some of the indicated resources to the measured category based on the models used to estimate mineral resources and Kriging variances seen during grade interpolation.  It was decided that an additional 14 holes would be drilled to fill in areas of low confidence.  These were drilled and included in the June 2002 reserve estimate.  There is no known requirement for further drilling of the existing resource.  A minor amount of exploration drilling is still required near the edges of the pit.

Sampling and Analysis

Exploration samples are sawn (core) or split (reverse circulation) and sent to ALS Chemex (“ALS”) in Mendoza for further preparation and analysis, following which the assay results were reported by ALS.

Exploration samples were analysed for gold using a 50 gram fire assay with a flame AAS finish after nitric acid/aqua regia digestion of the bead.  This method has a detection limit of 0.01 parts per million and is suitable for the low gold grades seen at Alumbrera.  Samples were analysed for copper and silver using an aqua regia mixed-acid digestion and elemental determination by flame AAS.  The detection limit for copper and silver by this method are 100 parts per million and 1.0 parts per million, respectively.  Silver values are not checked by fire assay methods as they are not reported as an ore reserve and form a minor portion of the value of minerals recovered.

Minor element analyses have been routinely carried out on approximately 10% of samples in order to determine background levels of elements of interest within the ore and surrounding waste rock of the orebody.  These analyses were intended to determine base line quantities of potentially toxic metals available to be released into the environment.  Samples were randomly selected and analyzed for antimony, arsenic, bismuth, cadmium, lead, mercury, molybdenum, selenium, tellurium and zinc.  Additional sampling was conducted in areas identified to have lead and zinc bearing veins.

Sulphur and sulphate analyses were also conducted in order to estimate the amount of pyrite within the deposit so as to aid in the prediction of acid mine drainage potential as well as to predict rougher and cleaner cell loads within the concentrator while treating certain ore types.  Sulphur was determined through a Leco infrared detection of SO2 from combustion of sulphide.

Drill Core Samples

During logging, the MAL geologist selects the portions of each hole to be sampled based primarily on mineralization.  Using visual inspection, the location of the 0.15% copper boundary would be estimated and sampling would commence approximately 50 metres before this estimated position. Samples were selected on three-metre intervals regardless of lithologic contacts and geological variation in the core.  Once selected, the core to be sampled was sawn in half with a diamond saw and one half of the core retained for future reference.  All sampling and core storage took place at the core logging facility.

Reverse Circulation Samples

Reverse circulation samples were collected in the field at the drill rig over 3-metre intervals after being split in the ratio 3:1 at the sampler.  The smaller sample was sent for analysis and the larger fraction retained on site for the duration of the drill program in order to provide additional samples for check analyses or bench scale flotation testwork.  The larger fraction was discarded after the completion of each program.

Blast Hole Sampling

MAL samples all blast holes in the open pit except when the geology supervisor considers it unnecessary due to, for example, duplicate holes or holes too closely spaced. One sample is collected per hole from the cone of cuttings surrounding the collar.  Sampling is performed by cutting two opposing channels into the cone and through its full depth to the bench floor.  A sample of approximately 15 to 20 kilograms is collected from one wall of each of the two channels.  Samples are split in a Gilson splitter to  1/4 of their original size (5 kilograms) and sent to the mine laboratory.  For one in every five samples collected from certain areas of the Alumbrera pit a second sample split is collected from the Gilson splitter and sent to ALS for check analysis.

Sample Quality

The program set up to monitor the quality of the assay database consisted of the following procedures:

•

the use of internal standards by the laboratory;

•

the use of MAL submitted standard samples with each sample batch;

•

regular re-analysis of pulps by the laboratory;

•

re-analysis of pulps as requested by MAL;

•

check analysis of randomly selected pulps by a second laboratory; and

•

1/4 core re-sampling of selected sample intervals mixed with each batch.

Data validation protocols are built into the date-entry system used by MAL to prevent hole-depth, over-lapping logging/sampling intervals or hole-name validation errors.

Security of Samples

MAL’s core logging and storage facility is located in the administration and warehouse building cluster beside the concentrator.  These facilities are approximately 1 kilometre behind the mine’s security gatehouse which is manned 24 hours a day, 365 days a year.  They are secure from entry by non-MAL personnel.  Exploration samples are shipped from this location using scheduled mine delivery trucks bringing in general supplies.

Ore Reserves and Mineral Resources

Ore Reserves and Mineral Resources are estimated using the JORC Code.  See “Summary of Ore/Mineral Reserves and Mineral Resources – JORC Code Definitions” above for JORC Code definitions.

The following table sets forth the estimated Ore Reserves for 100% the Alumbrera Mine as at December 31, 2002 (25% of which represents the Company’s interest):

Proved and Probable Ore Reserves (1)(2)(3)(4)(5)(6)(7)

			Grade		Contained Metal
Material	Category	Tonnes	Gold (grams per tonne)	Copper (%)	Gold (ounces)	Copper (tonnes)

In-Situ	Proved	234,000,000	0.68	0.58	5,084,000	1,360,000
	Probable	23,000,000	0.49	0.47	360,000	108,000

	Total	257,000,000	0.66	0.57	5,444,000	1,468,000

Stockpiles	Proved	111,000,000	0.41	0.36	1,460,000	400,000
	Probable	—	—	—	—	—

	Total	111,000,000	0.41	0.36	1,460,000	400,000

Total	Proved	345,000,000	0.59	0.51	6,544,000	1,760,000
	Probable	23,000,000	0.49	0.47	360,000	108,000

	Total	368,000,000	0.58	0.51	6,904,000	1,868,000

(1)

The Ore Reserves for the Alumbrera Mine set out in the table above have been estimated by C. R. Van Order, P.Eng. at MAL who is a competent person under the JORC Code.  The Ore Reserves are classified as Proved and Probable, and are based on the JORC Code.

(2)

The Proved and Probable Ore Reserve includes 111 million tonnes at 0.36% copper, 0.41 grams of gold per tonne of medium and low grade material stockpiled for future treatment.

(3)

A new resource block model has been constructed by MAL since the estimate of Ore Reserves as at June 30, 2002 reviewed by Micon.  Mineral Resources are estimated using ordinary kriging interpolation to a geologically constrained block model from an assay database comprising approximately 60,000 metres of diamond drilling and 14,000 metres of reverse circulation drilling.

(4)

Ore Reserves are based on a life-of-mine production schedule generated from pit optimisation studies on the new resource block model and are reported on the basis of a recoverable payable copper equivalent cut-off grade of 0.32%, with the equivalent grade taking into account copper and gold grades, prices, metallurgical recoveries and realisation costs.  The recoverable payable copper equivalent cut-off grade of 0.32% represents in-situ copper and gold grades generally in the range of 0.15% copper, 0.26 grams of gold per tonne to 0.25% copper, 0.11 grams of gold per tonne.

(5)

The mining and processing of 16.7 million tonnes at 0.66% copper, 0.82 grams of gold per tonne during the six months since June 30, 2002 depleted the Ore Reserves reported at June 30, 2002 reviewed by Micon.  As compared to the June 30, 2002 estimate, the Ore Reserve tonnage has decreased slightly, despite production depletion of 16.7 million tonnes.  Ore Reserve growth is attributable to resource modelling and pit optimization and design work completed during 2002.

(6)

Mineralization outside the new pit shell delineated by the new resource block model is not considered to have reasonable prospects of eventual economic extraction and consequently is not reported.

(7)

Primary sulphide mineralization comprises disseminated, vein and fracture controlled chalcopyrite in altered dacite and andesite host rocks, with chalcocite and covellite in the enriched zone.

There are currently no Mineral Resources to report for the Alumbrera Mine.

Mineral Processing and Metallurgical Testing

The economic mineralogy of the primary, unweathered ore consists of chalcopyrite, native gold and pyrite in a simple textural relationship. Chalcopyrite occurs in disseminated grains and in veinlets; copper and gold are positively correlated, with the gold occurring as free grains or, more usually, as inclusions within the chalcopyrite. As a classic porphyry copper-gold deposit, it is expected that the ore should respond to conventional sulphide flotation for recovery of gold bearing copper concentrate.

As a project now in its fifth full year of production, there is a wide range of metallurgical testing and operating experience available and planned, including original feasibility studies and process design laboratory and pilot scale testing, post-commissioning laboratory and plant scale process optimization, and post-commissioning laboratory testing and simulation studies in support of strategic planning and development.

The feasibility study metallurgical testing confirmed the amenability of the orebody to conventional copper porphyry processing. Although the programme was possibly not as systematic in establishing the metallurgical response of the orebody as has been the case on other similar projects, Micon considers that the testing adequately addressed all the expected issues and generated appropriate criteria for process design. These criteria have been generally confirmed by operating experience to date.

MAL decided in 2001 to install a third grinding line and a pebble crushing circuit in order to meet the objective of maintaining concentrate production at lower ore grades over the life-of-mine. Based on its operating experience to date, MAL has not increased the capacity of the flotation circuit or other areas.

Together with the feasibility study testing, post-commissioning operating results and process optimisation, it appears that an adequate and comprehensive programme of testing and study has been conducted in support of the recent expansion and the life-of-mine plan.

Mining Operations

Standard truck and shovel mining techniques operations are employed in the open pit mine, utilizing 42 cubic metre shovels and 220 tonne haul trucks to move both ore and waste.  Mining is carried out on 17-metre benches, with 2-metre sub-drill, which suit the size of the equipment necessary for the production rate.

Current mineral reserves have a low waste to ore ratio of an average of 1.77:1 for the 2002 life-of-mine plan.  Operation of the mine is carried out at an elevated cut-off grade, which is reduced over the mine life to the economic cut-off grade.  This practice requires that some ore be stockpiled for later processing. The average reserve grade is 0.51% copper and 0.58 grams per tonne gold.

The mining rate in fiscal 2002 marginally exceeded 300,000 tonnes per day for a total of approximately 112 million tonnes of material mined, comprised of approximately 39 million tonnes of ore and 73 million tonnes of waste. The total material mined is planned to increase to an average of 355,000 tonnes per day, approximately 130 million tonnes per annum, for the fiscal years 2004 to 2007. In 2007, a major push back of waste is required, resulting in reduced ore production. Following 2007, waste stripping reduces significantly.

MAL employs approximately 800 permanent staff and 400 contractors, of whom approximately 500 staff and 200 contractors work in the mining department. Argentina is a highly unionized country with industry-based unions and very prescriptive labour agreements. MAL worked closely with the representative Union and Argentine Labour Ministry to negotiate an initial, one-union bargaining agreement. This was renegotiated in the second year resulting in the introduction of an innovative and flexible, four-year labour agreement which is up for renewal in 2003.

Milling Operations

The original plant uses a conventional porphyry copper flotation circuit with proven, large scale equipment. The plant produces two products, a copper flotation concentrate containing the major gold credit and doré bullion from gravity recovery of coarser free gold. The original design capacity was 80,000 tonnes per day with a utilisation of 94%, equivalent to 29.2 million tonnes per year. Provision was made for expansion to 100,000 tonnes per day by the addition of a third grinding line, in order to maintain metal production as the ore grade decreases.

MAL has increased the capacity of the original plant to approximately 100,000 tonnes per day by the addition of the third grinding circuit, albeit using smaller equipment than that already installed. The expansion also included a pebble crushing circuit to handle critical size material from the semi-autogenous grinding (“SAG”) mills, of which about 1 to 1.5 million tonnes, at 0.4% copper, already had been accumulated. The planned utilization for 2003 is 93%, increasing to 94% in 2007.

MAL expects that the ball mills will become the limit to throughput with the expanded circuit, particularly on softer ore. Although the cleaner flotation circuit is a constraint to feed metal, this will not be a problem except on the softest, high grade ore, as lower ore grade will compensate for the increased throughput. MAL has not identified any other areas that require expansion, although it acknowledges that increased utilisation in most areas is required.

The mined ore is crushed in a 1,540 millimetre by 2,770 millimetre gyratory crusher. The crushed ore is conveyed 1.7 kilometres to an 80,000 tonne live capacity stockpile. The ore is drawn from the stockpile by apron feeders to conveyors feeding three parallel grinding circuits. The two original grinding lines each consist of an 11 metre diameter, 5.14 metre long SAG mill and two 6.1 metre diameter, 9.34 metre long ball mills operating in closed circuit with hydrocyclones. The third grinding line, which was commissioned in August 2002, consists of a 8.53 metre diameter, 4.27 metre long SAG mill and a 5.03 metre diameter 8.84 metre long ball mill, both of which are reconditioned second-hand units. It has been the practice to remove and stockpile the minus 35 millimetre critical size pebbles from the SAG mill discharge when processing harder ores with lower throughput rate. A circuit was commissioned in August 2002 for crushing the stockpiled pebbles and the newly generated pebbles, as required. The pebbles are conveyed via a surge bin to a crusher operating in open circuit and the crushed pebbles will be conveyed via a surge bin to each of the three SAG mill feed conveyors.

SAG and ball mill discharge is pumped to a cluster of hydrocyclones, one cluster for each ball mill. Hydrocyclone underflow discharges to the ball mill feed, with a minor proportion diverted via two centrifugal gravity concentrators for each cluster, for removal of coarser free gold.  Hydrocyclone overflow at 80% passing 150 microns gravitates to the flotation circuit.  The gravity concentrate is transferred to the secure gold room for further cleaning and smelting with fluxes to bullion.

After conditioning with reagents, the hydocyclone overflow passes to the rougher flotation circuit consisting of 32 100 cubic metre mechanical flotation cells. MAL has concluded that there is sufficient rougher cell capacity to accommodate the increased throughput. Rougher concentrate is reground in one or two 5.0 metre diameter, 7.32 metre long ball mills operating in closed circuit with hydrocyclones, and centrifugal gravity concentrators for further free gold recovery. The reground rougher concentrate passes to the cleaner flotation section, consisting of 14 pneumatic flotation cells arranged for two stages of cleaning and a cleaner scavenger, all in closed circuit. The concentrate from the second stage cleaner is the final product and the tailings from the cleaner scavenger are now recirculated to the rougher circuit, although as commissioned these cells operated in open circuit producing final tailings.

Final concentrate is thickened to 63% solids in two 30 metre diameter thickeners and for storage in surge tanks before being pumped via a 316 kilometre long, 175 millimetre diameter pipeline to MAL’s filter plant near Tucumán. Positive displacement pumps at the mine site and two booster stations elevate the concentrate to a high point from where it flows by gravity 150 kilometres to the filter plant. At the filter plant, the concentrate is stored in surge tanks and thickened prior to three 120 cubic metre continuous belt filter presses, which reduce the moisture content to 7.5%. The filters discharge to a storage building, where a front-end loader reclaims the filter cake for rail transport 830 kilometres to the port near Rosario.

Tailings from the process plant flow by gravity pipeline for 8.5 kilometre to an engineered, centreline dam constructed across the Vis Vis canyon. Distribution is effected by spigotting along the upstream face of the dam. Supernatant water is pumped back to the process plant and seepage is collected downstream of the dam and pumped back. The dam is raised using waste rock with a core of selected material and remains a significant capital cost throughout the life of the mine. MAL retains Knight Piesold as its consultant for tailings dam management and construction quality control.

Markets and Contracts

MAL’s objective is to sell 90% to 95% of its concentrate production through frame contracts, with the balance for sale into the spot market. This should reduce the annual average treatment and refining charges and should provide short-term flexibility of production, sales and revenue against budget.

Sales and marketing operates from the port facilities, with a specialist consultant being retained for annual contracts exceeding 30,000 tonnes, and MIM Japan retained through a negotiated sales agency agreement for annual contracts into the Far East and for general market intelligence in this region.

As at May 2002, MAL reported that it had 13 frame contracts in place, including three with traders and three (two traders and one smelter) additional long-term contracts, established to cater to the increased production scheduled by the life-of-mine plan. The lowest annual commitment is for 10,000 to 40,000 tonnes and the largest is for 100,000 tonnes. The earliest contract expiry date is December 31, 2003 and the latest expiry date is September 30, 2008. Smelter locations are in Europe, India, the Far East, Canada and Brazil.

At December 31, 2002 MAL had sold forward 233,750 ounces of gold at prices ranging from $350 to $354 per ounce. These contracts mature over the period to November 2004. The total mark to market valuation of the commodity hedge position at December 31, 2002 was an unrealized gain of $1.1 million.

Environmental Considerations

Permitting

The main environmental permit is the original Environmental Impact Report (“EIR”), which was prepared to 1988 World Bank guidelines and was approved in 1997 as part of the project approval process. Under the terms of the UTE Agreement, MAL is responsible for compliance with the commitments made in the EIR and the cost of reclamation and closure. There are currently no significant areas of non-compliance. The EIR must be updated bi-annually as two separate reports for approval by the Tucumán and Catamarca provincial authorities. Micon understands that the 2001 EIR update was received and accepted by the provincial authorities. Other statutory environmental controls are the water license associated with the fresh water supply from Campo Arenal (Catamarca) and the filter plant discharge license (Tucumán).

In addition to the direct statutory controls, the UTE Agreement and its requirement for consultation with YMAD on strategic issues, including closure, impact on environmental management.

Third party auditors are utilized to review key environment areas such as tailings storage facility design, construction and management. Through MIM and the other shareholders, MAL conducts regular audits of its environment programs to ensure that corporate, community and statutory standards have been adequately identified and are being adhered to.

Compliance

Under the terms of the UTE Agreement, commitments made in the EIR reside with MAL. In response to these commitments, MAL currently is implementing a revised environmental management system. Various initiatives have been taken and are ongoing to ensure compliance, which is demonstrated by routine monitoring of air and water quality against background levels.

Of particular significance is the commitment to zero discharge, which is implemented by intercepting and pumping back surface and near surface groundwater downstream of the tailings storage facility. Despite design considerations, a seepage plume has developed in the natural groundwater downstream of the facility, albeit currently well within MAL’s concession, due to the area’s complex structural geology. A series of pump back wells have been established to capture the seepage, which is characterised by high levels of dissolved calcium and sulphate. The pump back wells will be augmented over the life of the mine in order to contain the plume within the concession and monitoring wells will be provided for the Vis Vis River. Based on the latest ground water model, the pump back system will need to be operated for several years after mine closure.

The other potentially significant environmental risk lies with the concentrate pipeline.  This pipeline crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture.  Any rupture of the pipeline poses an environmental risk from spillage of concentrate.  Subsequently, control structures and river crossing protection have been, and continue to be, installed in order to minimize the risk of breakage and spillage, a program of geotechnical inspection has been implemented to monitor landslide risk areas, and routine physical surveillance of the pipeline route is carried out.

Reclamation and Closure

Although YMAD has the right to retain certain project infrastructure at the end of the UTE Agreement and 1997 Mining Lease Agreement between MAL and YMAD, on final termination of commercial production, MAL is legally responsible for reclamation and closure costs in its capacity as operator of the Alumbrera Mine.  MAL is committed to stabilizing tailings and waste rock against potential acid generation and water pollution and, to this end, is conducting progressive rehabilitation on the tailings storage facility and waste rock dumps.  Other activities include contaminated land remediation, removal and stabilization of potentially acid generating road base material, securing pit safety and closure of infrastructure.  The ultimate requirement is to achieve final landforms that do not require MAL’s presence post closure.

MAL has prepared an Interim Mine Closure Plan in response both to commitments in the EIR and to meet the requirements of those existing shareholders who are signatories to the Australian Minerals Council Code for Environmental Management. MAL’s closure planning is an ongoing process that is refined as operations plans are revised and operational and monitoring data are evaluated. Closure costs are revised on an annual basis.

Ongoing rehabilitation is recognized as part of routine operations and associated costs are included in the project’s financial plan. Testing is being completed in order to generate information regarding the potential for acid generation from waste materials, and initial testing of capping materials has been completed. Progressive rehabilitation commenced in 2002.

Bond-Posting

MAL makes provisions for reclamation and closure in its 2002 life-of-mine plan and financial statements, however, MAL is not required to post a bond in connection with its reclamation and closure obligations and no cash provisions are being made.

Capital Costs

The Alumbrera Mine was commissioned in 1998 after the expenditure of approximately $1.233 billion of project development capital.  After additional capital expenditure of approximately $79 million in 1999, on-going annual sustaining and project capital has been expended since that time at a rate of approximately $26 million per fiscal year.

Approximately $29 million, $18 million and $30 million was expended in fiscal years 2000, 2001 and 2002, respectively, with a further $28 million forecast to be spent in fiscal 2003.  Approximately $27 million of the capital expenditures were incurred in connection with the increase in plant capacity from 80,000 tonnes per day to 100,000 tonnes per day.  Of the fiscal 2003 capital, $5 million is attributable to the mill expansion, with the remainder allocated for on-going sustaining capital.  As at December 31, 2002, approximately $18 million, of the total for fiscal 2003, had been expended.

Taxes

MAL is subject to taxation in the form of income tax and IVA tax, the latter of which is applicable to purchases of goods and services at a rate of 21%. Full reimbursements for IVA tax are available to mining companies.

The statutory tax rate of MAL is 30% as compared to the statutory tax rate of 35% for non-mining companies. This rate is protected under a fiscal stability regime which also provides for favoured treatment in terms of special deductions for interest paid on foreign loans.

Potential changes to the tax regime, resulting from the current Argentine political, economic and social crisis, are a risk to the estimated levels of future cash flow. However, it is not expected that any increased taxation would have a material effect on the value of the property, given the current fully developed stage of the operations and the high levels of projected annual cash flows.

Production Estimates

The MAL operation is expected to draw the majority of its economic value from the sale of copper and gold in concentrate.  In addition, a doré containing gold and silver is produced on-site. Production is derived from ore mined at the Alumbrera Mine.  The total scheduled ore to be mined and processed, and the gold and copper output, are set forth in the following table:

Production Schedule (1)

	Year ended June 30
	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	Total
Ore Milled (million tonnes)	36.64	36.71	36.62	36.97	37.23	37.33	37.19	37.23	37.23	31.49	364.64
Gold Grade (grams per tonne)	0.72	0.76	0.63	0.64	0.54	0.60	0.77	0.68	0.29	0.29	0.60
Copper Grade (%)	0.61	0.60	0.54	0.55	0.48	0.60	0.65	0.55	0.28	0.29	0.52
Gold Production (‘000 ounces)	617	649	529	529	442	511	684	584	203	172	4,920
Copper in Concentrate (‘000 tonnes)	198	195	175	177	156	198	216	181	85	74	1,654

(1)

Production figures refer to the total quantity of payable metal produced.

Wheaton River does not as a matter of course make public projections as to future sales, earnings or other results.  The production estimates included in this annual information form have been prepared by Micon and have been extracted from the Micon Report.  The production estimates have been included in this document based on the requirements of Canadian securities regulations and were not prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the Canadian Institute of Chartered Accountants or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

The projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments.  While presented with numerical specificity, the projections were not prepared by Micon on behalf of the Company in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by Micon with respect to, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, cost of goods sold, operating and other revenues and expenses, capital expenditures and working capital of the Alumbrera Mine, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company’s or MAL’s control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate, and actual results may be materially greater or less than those contained in the projections. For these reasons, as well as the bases and assumptions on which the projections were compiled, the inclusion of such projections herein should not be regarded as an indication that the Company or MAL, or any of their respective affiliates or representatives, considers such information to be an accurate prediction of future events, and the projections should not be relied upon as such. None of such persons assumes any responsibility for the reasonableness, completeness, accuracy or reliability of such projections. No party nor any of their respective affiliates or representatives has made, or makes, any representation to any person regarding the information contained in the projections and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions are shown to be in error.

Peak Mine, Australia

Property Description and Location

The five PGM properties, comprised of New Cobar, Chesney, New Occidental, Peak and Perseverance, are situated in the vicinity of Cobar which is located approximately 600 kilometres west of Sydney, New South Wales, Australia.  The PGM properties include a 100% interest in four consolidated mining leases, a mining lease and two contiguous exploration licences.  The leases and licenses cover approximately 350 square kilometres surrounding the Peak Mine.  In addition, PGM has a 90% beneficial interest in the Cobar West joint venture with Dominion Gold Operations Pty Ltd. and owns or has joint venture interests in tenements covering approximately 500 square kilometres.  There is a royalty payable to the State of New South Wales of 3% of gross revenue from the PGM properties.

Principal mining activities are conducted at the Peak Mine, an underground mine and processing facility, however, actual mining at the Peak deposit ceased in October 2002.  Underground mining and development is currently occurring at the New Occidental and Perseverance deposits, both deposits accessed by the Peak shaft and utilizing the mining and processing infrastructure of the Peak Mine.  Surface mining of oxide ore is occurring at the New Cobar deposit, a small open pit mine.  Surface oxide mineralization is also known to exist at the Chesney and Peak deposits.  Undeveloped sulphide mineralization occurs at the New Cobar and Chesney deposits and remains at the Peak Mine.  A preliminary economic analysis of underground mining at New Cobar is currently being performed.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Peak Mine is accessed by a sealed road and regional road access is provided by an all weather highway between Sydney and Adelaide through Cobar.  Rail service is also available at Cobar.  A regional airport services Cobar with regular commercial flights to Dubbo connecting to Sydney.  Concentrates are transported by road and rail to ports and smelters on the east coast of Australia and overseas.

The Cobar region has a semi-arid climate and receives on average about 352 millimetres of rainfall per year.  Temperatures range from an average temperature of 16 degrees Celsius in the winter to 34 degrees Celsius in the summer.  There are no permanent waterbodies on the consolidated mining leases. Weather does not significantly affect PGM’s mining operations and mining is conducted year-round.

The Cobar Water Board supplies untreated water to the Peak Mine via a 130-kilometre dedicated pipeline from the Bogan River west of Nyngan.  PGM is entitled to 1,728 million litres per year, although it currently uses on average 400 million litres per year.  PGM has agreed to allocate an amount of its entitlement to the Cornish, Scottish and Australian (the “CSA”) copper mine and, as a result, except in certain circumstances, is not allowed to consume more than 1,000 million litres of its water allocation.  The Peak Mine itself produces water at a rate of 165 million litres per year, supplying a large portion of its raw water requirements.  Potable water is pumped from the Cobar Shire Council’s water treatment plant to the site.

Maximum electricity consumption demand is 5.6 megawatts and annual consumption is approximately 40 gigawatt hours.  Power is provided to the Peak Mine via a 132 kilovolt transmission line to a substation at the Peak Mine where it is converted to 11 kilovolts for use on site or transformed on site to lower voltages.  Emergency power is available from two 0.8-megawatt diesel generating units on-site which are owned by PGM.

The landscape is predominantly flat, composed of sandy plains with minor undulations.  Cobar is situated 250 metres above sea level.  Vegetation is largely semi-arid low woodland, with minor creeks and rivers lined by taller eucalypt species.

History

There has been sporadic gold mining in the Cobar district since the 1870s. The district was better known for its copper deposits and was one of Australia’s main sources of copper at the turn of the 20th century. Numerous small gold deposits were discovered in the late 1880s, with the Occidental (or United), New Cobar, Chesney and Peak producing gold in the late 1800s. The greatest period of activity at the Peak Mine was from 1896 to 1911. Most gold mining in the Cobar district ceased by 1920 when the copper mines and smelters closed and there was a decrease in gold prices following World War I.

The second phase of sustained mining in the district began in 1935, when New Occidental Gold Mines NL re-opened and operated the Occidental Mine as the New Occidental Mine. The New Cobar (or Fort Bourke) and Chesney mines also re-opened in 1937 and 1943, respectively. Mining again ceased in the district with the closing of the New Occidental Mine in 1952. Between 1935 and 1952, the New Occidental Mine had produced 700,000 ounces of gold.

Exploration by various companies was conducted through the late 1940s to 1980 in the district with no significant success. In early 1980, RTP acquired various leases containing the New Occidental, New Cobar and Chesney mines. The Peak Mine deposit was discovered in 1981 and PGM was formed to develop the deposit in 1987. Between 1982 and 1985 a total of 30,840 metres were drilled to delineate the Peak Mine deposit. A pre-feasibility study was prepared in October 1985 and updated to June 1986. A feasibility study proposal was approved in January 1987 and the study was completed in 1990. Production commenced at the Peak Mine in 1992.

Subsequent exploration and investigations lead to the development of the New Occidental and Perseverance deposits. In 1995 an exploration program exploring beneath the previously mined area of the New Occidental was successful in reporting an inferred resource of 3 million tonnes grading 7.4 grams per tonne gold. In July 2000, approval was received to develop the New Occidental deposit.

The Perseverance deposit was developed from a coincident gravity and magnetic anomaly centred on historic workings identified in the 1980s. Deep surface drilling in 1994 yielded a narrow zone of ore-grade gold mineralization. The depth discouraged further exploration until 1996 when a decision was made to proceed with further exploration from an 800-metre underground exploration drive from the base of the Peak Mine workings. Underground drilling commenced in 1997. Following additional investigations and studies, the Perseverance deposit was approved for development in December 2001.

Exploration at the Fort Bourke Hill historic workings, including shallow and deep diamond drilling, was conducted from 1989. Following the temporary loss of access to the Peak Mine shaft in mid-1998, PGM developed a trial open pit mine, the New Cobar mine, at the site in October 1998, that continued until March 1999, extracting approximately 105,000 tonnes of ore. A positive result lead to the New Cobar open pit project that is projected to entail extraction of an additional 800,000 tonnes of primarily oxidized ore on the western flank of the Fort Bourke Hill.

Other exploration targets include the Chesney copper-gold, Gladstone, Dapville and Great Cobar deposits that have been identified through on-going exploration activities in the historic mining district.

Geological Setting

The PGM deposits are found in the Cobar mineral field, a mining district stretching over a 60 kilometre section of the north-south trending eastern margin of the Cobar Basin.

The deposits of the Cobar field are characterized by a diversity of metal assemblages, from zinc-lead-silver at the Elura deposit to the north through the copper-zinc-lead-silver CSA deposit immediately north of the town of Cobar, to the copper (Great Cobar and Chesney), copper-gold (New Cobar), gold (New Occidental) and gold-copper-zinc-lead-silver deposits (Peak) south of town. This southern, gold-rich section of the Cobar mineral field is known as the Cobar gold field.

The Cobar gold field is defined as the 10 kilometre long belt of historical gold mines that extend northwards from the Peak area to the Tharsis workings, immediately north of the township of Cobar. Cobar gold deposits are attractive from the perspective that they tend to be high-grade discrete bodies, which are ideally suited to underground extraction. The gold mineralization typically demonstrates excellent metallurgical recoveries and often yields considerable base metal by-products.

The deposits of the Cobar gold field are structurally controlled vein deposits and hosted by shear zones. They are typically steeply dipping, cleavage-parallel, generally north plunging lodes of short strike length (100 to 300 metres) and narrow width (less than 20 metres), but extensive down plunge extensions (in excess of 1,000 metres).

Exploration

The Cobar gold field is a mature mining camp that has been extensively explored for gold near surface. The controls on mineralization are well understood and the location of the two principal controlling structures, the GCF and the Peak Shear are well known.

Recent PGM exploration efforts have focused on examining unexplored or under-explored sections of these two faults and are expected to continue to focus on these structures in the near future. The principal method of exploration is by drilling, usually diamond core drilling, although reverse circulation drilling may be used in near surface oxidized mineralization. PGM currently plans for exploration and evaluation expenditures of $1.9 million in 2003, of which $1.5 million will be spent on drilling.

PGM, or Rio Tinto Exploration (“RTE”) staff, conduct all exploration programs on the PGM leases. Such exploration programs may include the use of drilling or geophysical contractors, but such work is supervised by PGM employees.

Mineralization

The mineralization is typically associated with extensive silicification, chlorite alteration and a gangue mineralogy dominated by pyrrhotite, pyrite and to a lesser extent, magnetite. The Cobar gold deposits are steeply dipping pipe-like bodies with short surface dimensions but considerable vertical extent. Mineralization occurs within high strain zones and is localized in zones of dilation that typically form around flexures in the shears caused by lithological competency contrasts. Base metal mineralization is present along most of the shear systems within the Cobar gold field, and in places attains economic significance. The gold mineralization, in contrast, occurs in very discrete high-grade bodies focused in the zones of maximum dilation.

Drilling

PGM’s current standard practice is to drill exploration diamond drill holes with HQ, stepping down to NQ/NQ2 core at about 300 metres depth or when drilling problems are encountered. Holes are occasionally started with PQ core. For this reason most exploration intercepts of mineralized zones are NQ. Delineation drilling of stope blocks for upgrading to Measured Mineral Resources is performed with LTK48-sized core. The sample volume of 1 metre of full LTK48 core is very close to the volume of 1 metre of half NQ core thereby minimizing change of support issues for resource estimation using both sample types. All drill hole collars are surveyed by the mine surveyors and all holes are down hole surveyed using Eastman single shot cameras which make permanent records of survey data on film discs.

Reverse circulation drilling is conducted with 130 to 140 millimetres face-sampling bits to minimize contamination from material in the drill hole walls.  Reverse circulation drilling samples are collected by a cyclone operated by the crew of the rig and a representative selection of chips is set aside for later logging by the geologist.  Drill cuttings are split directly upon exiting the cyclone.

Surface drill data available for the Mineral Resource estimate at the New Cobar Mine were acquired in 16 discrete drill programs completed between 1973 and 1997.  The primary objective of the oxide exploration drilling programs was to define the oxide resource in the main lode position, to a nominal density of 20 metres by 20 metres to 100 metres depth; and 25 metres be 25 metres to 120 metres depth, a density considered sufficient for Measured Mineral Resources.  Of the holes drilled, 444 were selected for use in the Mineral Resource estimate.  Commencing in May 1996 and continuing through most of 1997, a deeper diamond drill program was completed in order to evaluate the sulphide mineralization at the New Cobar Mine.

During the last period of production at the Chesney deposit, underground diamond drill holes began to be used for grade control. Several programs of surface drilling have been conducted at the prospect.  The oxide mineralization on the property has been drill tested to approximately 100 metres below surface at a density of 20 metres by 40 metres or 20 metres by 20 metres using 100 face-sampling reverse circulation drill holes and 47 percussion drill holes.  In addition, several HQ/NQ-sized diamond drill holes tested the deposit at deeper levels below the water table.  This drilling was completed in five different drill programs between 1987 and 1996.  Of the holes drilled, 147 were selected for use in the Mineral Resource estimate.  The unoxidized mineralization at Chesney has been drill tested at approximately 450 metres below surface by nine NQ2 diameter diamond drill holes at about a 25- to 30-metre spacing.  Several of the other HQ/NQ diameter diamond drill holes have tested the deposit between 200 to 500 metres below surface.  In addition, 16 AX and EX underground diamond core holes were drilled from the lowest level of the mine (270 metres below surface).  All 26 of these holes have been used to estimate the tonnage and grade of the mineralized system immediately below the workings.

New Occidental Mineral Resource estimates are based on 371 drill holes from drilling campaigns between 1945 and 2002.

Four drilling campaigns were completed in the Peak Mine area between 1997 and 2000, plus a sporadic series of diamond drill holes between 1948 and 1995.  The results of 80 drill holes from such programs were used in the Peak oxide resource estimates.  The reverse circulation drill programs were sampled every 2 metres and the diamond drill core was sampled on various intervals of less than 2 metres.  The underground mine at Peak has been in operation since 1992 and production has now ceased.  It has a very large and extensive database of exploration and delineation drill holes, underground mapping, muck sampling and production reconciliation data from which to estimate and reconcile a resource.  Since the last Mineral Resource estimate all new holes have been drilled using underground drills, LTK48-sized core and whole-core sampling.  These are the same drill rigs as currently being used at New Occidental and Perseverance.  All holes are down hole surveyed using methods similar to those at the New Occidental and Perseverance deposits.  Core recoveries at the Peak Mine were generally very high.  The diamond drill core holes were sampled on 1-metre intervals.

Almost all underground drilling at the Perseverance deposit was completed using HQ, NQ/NQ2 and LTK48-sized drilling equipment, except for a few wedged holes which were completed using heavy duty CHD-series drill rods.  HQ-sized equipment was used to establish collars and complete up to 300 metres of parent hole to facilitate off-hole wedging and directional drilling.  LTK48 core was used to assess the upper margin of Zone A which has a drilling density of approximately 30 by 40 metres. Zones B, C and D are drilled much more sparsely. Surveys were taken every 9 to 30 metres.  The results of 132 drill holes were used in the Perseverance Mineral Resource estimates.

Sampling and Analysis

Reverse Circulation Samples

Reverse circulation drilling samples are collected by a cyclone operated by the crew of the rig and a representative selection of chips is set aside for later logging by the geologist.  Drill cuttings are split directly upon exiting the cyclone.

PGM has recently used face-sampling hammers to minimize sample contamination from drill hole walls and riffle splitters to reduce samples in the field to a size small enough to be pulverized in an LM5 mill without having to resplit/recombine.

Sampling strategies are devised for individual projects depending on requirements.  The sampled intervals can be 1, 2 or 4-metre composites depending on the accuracy required.  One-metre samples are retained to allow more detailed analyses at a later date.

Core Samples

Sample intervals are selected and sample numbers issued by the geologist during logging to cover all potentially mineralized intersections.  The decision to sample is based on the presence of significant quartz veining, alteration mineralogy (usually silicification) and/or sulphides.  Sample intervals are generally laid out every 1 metre through the mineralized zone, although lesser lengths may be used if a sharp mineralization contact is reached before the end of the last full-metre sample in a zone.  Not all core in the hanging wall or footwall, typically consisting of barren Great Cobar Slate or Chesney Formation, is analysed.

One-metre long samples are taken from half HQ/NQ or whole LTK48 core.  HQ/NQ samples are split with a saw, cutting the core at right angles to cleavage, and half of the core is retained on site for future reference.  (The volume of these two sample types is very similar so that support issues remain the same for resource estimation).  Unsampled mine production core from delineation drilling is discarded. Samples are bagged and collected and blank and standard samples inserted into the numbering stream.

Samples are then packaged for shipment to the laboratory. PGM assays all of its drill core samples at outside commercial laboratories.  The onsite mine laboratory is used only for process control and underground muck samples.

Sample Quality

Core recovery has generally been very high and is not considered to be causing any difficulties with sample representivity.  Reverse circulation drilling recoveries are generally good with local problems near old mine openings and some open fractures in the ground.  The location of areas with recovery problems is known and can be plotted.

PGM has chosen to use a relatively large drill core size in order to minimize known problems with sampling of small high-grade shoots within the deposits.  While an even larger core size may be desirable from a sampling point of view there are practical limits to drilling and core handling, particularly when underground.  This does not appear to have any effect on the placement of the limits of the ore body as the high grade shoots tend to be located near the cores of the zones.  However, it does appear to affect the estimation of contained gold within the shoots since mill head grades from these areas have historically been somewhat higher than the ore reserve estimates.  The sample size chosen appears to be a reasonable compromise for an operating mine.

PGM uses outside assay laboratories for all core and reverse circulation chip analysis, whether for exploration or delineation drilling results.  All core is analysed for gold, copper, lead, zinc and silver.  Other elements may be assayed for depending on the deposit.  PGM uses both Analabs and ALS, both registered with the National Association of Testing Authorities in Australia, for contract analytical work and different drill programs or exploration projects will be given to either laboratory.  Since 1996, PGM has completed regular checks of assay laboratories and submitted analytical blanks with samples.

PGM has prepared safety diagrams to check the sample reduction and comminution steps during sample preparation to ensure that representative subsamples are maintained at all stages.

PGM uses a quality control and checking system to validate the precision and accuracy of the gold and, to a lesser extent, copper assays, and to monitor cleanliness in sample preparation.  The quality control system consists of standards, blanks, repeats, pulp duplicates, screen fire assays, inter- laboratory check assaying and inter-laboratory check screen fire assaying.

Data validation protocols are built into the date-entry system used by PGM.  A final database check is carried out by the geologist through the process of loading the data into the Vulcan mine planning software system and visual checks of both the database and the data in cross section and plan view using Vulcan.

Recent practice at RTP has been to request detailed technical reviews of all capital projects proposed by operating units such as PGM.  Both the New Occidental and Perseverance projects were significant capital expenditure projects and among the requests made was one for an independent project database audit prior to estimation of the resources for the study.  Sampling procedures, logging practices, bulk density determination, data collection procedures and data entry accuracy were reviewed.  These audits were performed by Rio Tinto Technical Services (“RTTS”) of Bundoora.  RTTS has also performed overall technical reviews of the New Occidental and Perseverance projects.  Although certain recommendations were made and acted upon, these audits found the databases to be properly validated and acceptable for use in the estimation of a Mineral Resource for the two projects.  It was also felt that data from earlier programs run by others had been thoroughly assembled and recorded in an appropriate manner.

Security of Samples

Core is logged and sampled, and half cores are stored, in a fenced and locked yard behind the main gate at the Peak Mine.  The main gate is manned by security personnel 24 hours a day and access to the yard is limited to authorized exploration and mine geology personnel.  Samples are collected and shipped to commercial assay laboratories from this location.  Sample pulps and field splits of reverse circulation samples are also stored in a secure facility either at the mine or at the CRA Exploration/Rio Tinto Exploration (“CRAE/RTE”) office in Bundoora, near Melbourne, Australia.  Prior to November 1998, pulps were sent to the pulp storage facility in Bundoora.  Since December 1998, all pulps have been stored at the Peak Mine core shed.

For all PGM and CRAE/RTE samples, sample batch dispatches were assigned a unique data processing order (“DPO”) number.  The DPO sheets detail the methods of sample preparation and analysis to be employed.  Original DPO sheets are on file at CRAE/RTE in Bundoora or at the Peak Mine offices.

Ore Reserves and Mineral Resources

Ore Reserves and Mineral Resources are estimated using the JORC Code.  See “Summary of Ore/Mineral Reserves and Mineral Resources – JORC Code Definitions” above for JORC Code definitions.

- # -

The following table sets forth the estimated Ore Reserves for the Peak Mine deposits as at December 31, 2002:

Proved and Probable Ore Reserves (1)(2)(3)

			Grade		Metallurgical Recovery
Deposit	Category	Tonnes	Gold (grams per tonne)	Copper (%)	Gold (%)	Copper (%)

New Occidental	Proved	140,000	7.57	—	94.4	—
	Probable	1,490,000	7.37	—	94.4	—

	Total	1,630,000	7.39	—	94.4	—

Perseverance (Zone A)	Proved	—	—	—	—	—
	Probable	400,000	9.2	1.4	95.5	66.7

	Total	400,000	9.2	1.4	95.5	66.7

New Cobar (near surface)	Proved	360,000	4.7	—	90.0	—
	Probable	10,000	6.8	—	90.0	—

	Total	370,000	4.8	—	90.0	—

					Contained Metal
					Gold (ounces)	Copper (tonnes)
Total	Proved	500,000	5.5	—	89,000	—
	Probable	1,900,000	7.8	0.3	474,000	5,600

	Total	2,400,000	7.3	0.2	563,000	5,600

(1)

The Ore Reserves for the Peak Mine deposits set out in the table above have been estimated by C.L. Stegman, M. Bailey and S. Williams at RTP who are each competent persons under the JORC Code.  The Ore Reserves are classified as Proved and Probable, and are based on the JORC Code.

(2)

The Ore Reserves were estimated using either a two-dimensional kriging method or a three-dimensional kriging method, constrained by geological and grade domains.

(3)

The following table sets forth the recovery and dilution factors applied to the Mineral Resource estimates by property:

Deposit	Recovery (%)	Dilution (%)	Cut-Off Grade (grams per tonne gold)

New Occidental	95	14	4
Peak Mine	95	14	4
Perseverance	95	21	4
New Cobar	98	5	1.24 – 1.51 dependent on ore type

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The following table sets forth the estimated Mineral Resources for the PGM properties as at December 31, 2002:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)

(excluding Proved and Probable Ore Reserves)

			Grade
Deposit	Category	Tonnes	Gold (grams per tonne)	Copper (%)

New Occidental	Measured	—	—	—
	Indicated	170,000	7.6	—
	Inferred	540,000	5.5	—

Peak Mine (below 280 metres below surface)	Measured	—	—	—
	Indicated	40,000	8.9	0.66
	Inferred	20,000	11.1	0.84

Peak Mine (oxide - near surface)	Measured	110,000	2.2	—
	Indicated	40,000	2.9	—
	Inferred	10,000	2.6	—

Perseverance	Measured	—	—	—
	Indicated	—	—	—
	Inferred	—	—	—

New Cobar (near surface)	Measured	—	—	—
	Indicated	—	—	—
	Inferred	130,000	2.9	—

New Cobar (sulphide)	Measured	—	—	—
	Indicated	—	—	—
	Inferred	1,000,000	5.8	—

Chesney (near surface)	Measured	—	—	—
	Indicated	450,000	1.5	0.90
	Inferred	100,000	1.2	0.70

Chesney (sulphide)	Measured	—	—	—
	Indicated	—	—	—
	Inferred	800,000	4.0	3.20

Total	Measured	110,000	2.3	0.01
	Indicated	700,000	3.5	0.62

	Measured + Indicated	810,000	3.3	0.53

	Inferred	2,520,000	5.0	1.00

(1)

The Mineral Resources for the Peak Mine deposits set out in the table above have been estimated by C.L. Stegman at RTP who is a  competent person under the JORC Code.  The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the JORC Code.

(2)

The Mineral Resources were estimated using two-dimensional and three-dimensional ordinary kriged block models, constrained by geological and grade domains.

(3)

Included in the Mineral Resources are portions of Ore Reserve stope outlines which have been classified as an Inferred Mineral Resource and mineralized material above the deposit/zone cut-off grade, with adequate continuity, in areas where mining may be possible but has not yet been demonstrated to be economic.  Excluded from the Identified Mineral Resources are mined material and material unlikely to be converted to reserve status for engineering or technical reasons and remnant stope pillars, skins and other material sterilized as a result of mining as well as discontinuous mineralization.

(4)

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

The most recent documented resource estimate for New Cobar sulphide mineralization was completed in 1998.  In late 2002, an independent consultant to PGM completed a scoping study to assess the economic viability of an underground operation at New Cobar to access the deeper mineralization.  To date, PGM has not published a new resource estimate for the potential New Cobar underground deposit.  Recalculation of quality assurance and quality control checks on sample data is required to be completed prior to publication of the resource estimate.  The study recommends that PGM undertake an infill drilling program at New Cobar to increase confidence in the resource and that such drilling program and the resource estimation work be completed prior to the preparation of a pre-feasibility study on the New Cobar underground deposit.

Mineral Processing and Metallurgical Testing

The original and now depleted Peak ore zones are characterized generally as high copper, with high gold recovery; high gravity recoverable gold; and high sulphide, with lower gold recovery requiring longer leach time.

The New Cobar open pit ore processed to date is totally oxidized and largely leached of copper mineralization.  Testing indicates gold recovery of over 93% from cyanide leaching.  Although it will continue to be processed by blending with other ore, it is planned that a significant tonnage of stockpiled oxide ore will not be processed until 2007.  During 2003 and 2004, sulphide ore will be processed in addition to the oxide.  Testing indicates total gold recovery of 95% in copper concentrate and from cyanide leaching.

The New Occidental ore, which constitutes approximately 64% of the process feed during the 2003 to 2007 plan period, has been subjected to a comprehensive testing program that commenced in 1996 with initial mineralogical studies.  RTTS and its predecessors in Melbourne carried out most of the testing, with external technical support as required, directed by PGM and RT technical staff.  This testing program confirmed the benefit of finer grinding to 80% passing 53 microns and extending the leach time from the current 22 hours to 48 hours. Gravity gold recovery is expected to be low, at approximately 5%, and copper flotation is not viable at the low sulphide ore grade.  The response to direct leaching was tested using 2-metre interval samples from nine drill holes.  This testing showed that gold recovery varied between 68% and 98%, with an average of 87%.

Although only constituting 14% of process feed during the 2003 to 2007 plan period, drill core samples from Perseverance have also been subjected to a comprehensive programme of mineralogical examination and testing by RTTS using PGM’s site specific laboratory procedure and other procedures.  In addition to testing of Perseverance alone, testing was also conducted on blends with New Occidental ore at the finer grind required for the latter.  The testing showed that Perseverance ore is similar to the high copper Peak ore, with gold recovery of over 94% using Peak conditions and copper recovery of over 65% to a good quality concentrate.  Blending was found to be of benefit to total gold recovery, despite lower gravity recovery with the fine grind required for New Occidental ore, because of a fine-grained gold component in the Perseverance ore and recovery of the New Occidental refractory gold to the copper concentrate.  As planned for 2003 to 2007, a saleable copper concentrate is possible when the grade of the ore blend exceeds 0.3% copper, with only bismuth attracting penalty.

Mining Operations

Mine production operations are located in two distinct underground zones and a small open pit operation. Current mining is from zones which are contiguous to, or nearby, earlier mined out areas.  The two underground operations are known as New Occidental and Perseverance, while the open pit mine is the near surface remnants of the now closed underground New Cobar operation.  Production operations have been underway at New Occidental since December 2001, while development commenced at Perseverance in October 2002.  The New Cobar open pit mine is scheduled to be completed in 2003, when mined ore will remain stockpiled for subsequent treatment.

The New Occidental and Perseverance orebodies are accessed from the Peak Mine infrastructure which allows 40-tonne truck haulage from the two zones to the Peak Mine crushing and hoisting infrastructure.  Ore from New Occidental and Perseverance is hauled to the Peak Mine crushing station, where a Jaques jaw crusher is installed. Crushed ore is loaded into the 10-tonne skip and hoisted to the surface, where it is stockpiled for milling.  The Peak Mine infrastructure includes a 5.3-metre diameter concrete-lined shaft to a depth of 740 metres.  The hoisting system is designed to provide capacity of up to 600,000 tonnes per year.  The main winder is a ground-mounted, friction winder running a single 10-tonne pay load skip, counterweighted by a 30-man cage connected by four 28-millimetre head ropes and two 40-millimetre tail ropes.  The auxiliary winder is a ground-mounted, single drum winder hoisting a double deck, six-man cage, on fixed guides, in a bratticed compartment in the shaft.  Like the main cage, the auxiliary winder can be operated in automatic, semi-automatic and manual modes.

The New Occidental and Perseverance zones will operate on the same shift roster as the Peak Mine, namely, two 12 hour shifts per day, 365 days per year.  The workforce undertaking the New Occidental and Perseverance mining operations has transferred from the Peak Mine as production decreased.  Contractors carry out the ramp and access development in advance of the mine production operations.

New Occidental

The New Occidental operations consist of large size development headings (up to 5 metres high by 6 metres wide), with access development in the hangingwall sandstones.  Development utilizes Twin-boom Tamrock Minimatic electro-hydraulic jumbos, with stope drilling carried out by an Atlas Copco Simba rig and a Tamrock Solo rig.  Ore loading utilizes Elphinstone, 7 cubic metre, scoops with truck haulage, via the internal ramp and the decline, to the crusher at the Peak Mine shaft.  The scoops are equipped with remote control capability to permit access into stopes, for recovery of broken ore under unsupported openings.

The feasibility study for New Occidental was based on a required production of 450,000 tonnes per year.  Given the relatively small size of the orebody and, hence, the available tonnes per vertical metre, the rate of vertical extraction will be high.  This, in turn, will impose the challenge of ensuring that development is maintained sufficiently far ahead of stoping to permit the orderly sequence of in-fill exploration drilling, detailed definition drilling, stope planning and blast-hole drilling.

Perseverance

Four zones of mineralization have been identified within the Perseverance system.  The zone which is the closest to the Peak Mine has the highest density of drilling and level of geologic understanding and is the zone currently being developed.

Mining methods, similar to those used at New Occidental, are proposed for Perseverance.  A geotechnical assessment was carried out by consultants, Barrett Fuller & Partners, in order to advise on pillar sizes and stope spans, etc.  Mine plans call for production from a depth of approximately 850 metres below surface to approximately 1,060 metres below surface.  The stoping sequence is planned from bottom to top, with a crown pillar of 12 metres separating two zones of mining, from which production can be achieved concurrently.  Stoping production is expected to commence in October 2003 and to continue until 2007.  Estimates of mining cost are based on historical Peak Mine costs adjusted to suit depth, location and geological and geotechnical conditions.

New Cobar

The New Cobar open pit operation extracts the near surface remnant ore of the now closed New Cobar underground operation.  The operation is a small conventional truck and shovel operation managed on behalf of PGM by Henry Walker-Eltin, under a unit price contract. Mining of the pit is scheduled to be complete by October 2003, when some 450,000 tonnes of oxide ore will remain stockpiled, for blending with underground ore, and processed over the current life of the mine.

Milling Operations

The original flexible process design required by the variability of the Peak Mine ore zones, consisting of SAG milling, gravity, sulphide flotation, cyanide leaching, carbon in leach adsorption, electrowinning and bullion production, has facilitated the introduction of new ore sources with different mineralogical and metallurgical characteristics.  The original plant capacity of 450,000 tonnes per year was increased incrementally through improvements in bottlenecks and maintenance to 560,000 tonnes per year of hard sulphide ore.  The production criteria for the 2003 to 2007 life of mine plan are 630,000 tonnes per year, 365 days per year, 24 hours per day, 96% utilisation and 74.9 tonnes per hour, on a blend of hard sulphide ore and softer oxide ore.

Ore is crushed underground to a nominal top size of 150 millimetres and is delivered to a 6,000 tonne live capacity stockpile.  Three reciprocating plate feeders deliver ore to the SAG mill feed conveyor from the stockpile.  A separate bin equipped with a static grizzly and a feeder delivers New Cobar ore to the conveyor.  The bin is fed by front-end loader from a stockpile of trucked ore.

Gold and silver are recovered from a strip solution by electrowinning in the secure gold room.  Also in the gold room, the gravity concentrate is upgraded on shaking tables and by acid digestion to remove unwanted sulphide and other acid soluble minerals.  The electrowinning cell sludge and the upgraded gravity concentrate are direct smelted to doré bars, typically containing 29% silver and 69.5% gold.

Leach tailings are pumped to a thickener.  Thickener overflow is recycled to the leaching circuit.  High density thickener underflow is pumped to the tailings storage facility, which is a central discharge type.

Markets and Contracts

Copper concentrate is sold under a frame contract or on the spot market.  The annual production of concentrate, at approximately 3,500 tonnes per year to 6,500 tonnes per year over the life of mine plan period, is small and it has a reasonably high gold content.  At approximately 21% copper and in excess of 45 grams per tonne gold, the concentrate will be of saleable quality; however, at approximately 1%, the high bismuth content would be penalized and would be unacceptable to some smelters.  Copper concentrate was sold to Dowa Mining in Japan under a three-year frame contract that expired in 2001.  Sales in 2002 were to Dowa Mining on a one-off basis using the same general terms and conditions.  Currently there is no contract in place, but Dowa Mining remains interested in taking the copper concentrate.

Doré bullion is refined under contract by the Perth Mint (previously by Johnson Matthey, Melbourne) and the gold and silver sold through bullion banks.

Environmental Considerations

NSR Consultants Pty Ltd. conducted an independent environmental audit of the PGM tenements in June 2002.  No high ranking environmental issues were identified during the audit.  PGM operated within the statutory conditions of its operating licences and achieved complete compliance for the period from July 1, 2000 to June 30, 2002.  PGM is progressing toward meeting the ISO 14001 accreditation requirements with its environmental health and safety management system.

PGM has a responsibility under Australian law to reclaim the environmental impacts of historic mining as well as current mining activities on its leases.  PGM contracted NSR Environmental Consultants Pty Ltd. in 2000 to prepare an updated conceptual closure plan for the PGM tenements to ensure that PGM has sufficient planning and financial provision available to meet the Rio Tinto corporate requirements.  The natural environment in the Cobar region has been severely degraded during a long history of mining, settlement, grazing and timber cutting.  Emphasis in the closure strategy, as a result, has been placed on community safety.  Ten sites of historic mining and exploration activities and four locations of current and proposed mining activities requiring rehabilitation were identified.  Reclamation, particularly of the historic areas on the PGM tenements, has been on-going in recent years, and revegetation trials have been initiated. Reclamation work at the historic sites has included backfilling and fencing shafts, donation and relocation of historic equipment, reshaping waste rock and tailings areas and removing rubbish.

It is recognized by PGM that localized acid mine drainage is an issue at Queen Bee, and PGM have proposed to address this issue in the rehabilitation schedule for 2003 and 2004.  Given the semi-arid climate of Cobar, acid mine drainage is not expected to pose a significant financial burden.  As a result, additional costs may, or may not, be required once additional studies and the requirements for closure are better understood.  This information is unlikely to be available until a few years before closure.

PGM have estimated the future cost for closure at $4.787 million in 2002.  PGM has a bank guarantee in favour of the Minister of Mineral Resources (New South Wales) in an amount of $3.415 million.

Capital Costs

Since 1999, capital has been, and continues to be expended, on the development of the New Occidental zone and the Perseverance zone.  In addition to development of access to, and opening up of, the underground zones, PGM invested capital into open pit mining of the remnant, near surface, Ore Reserves of the closed New Cobar underground operation.

In the PGM life-of-mine projections provision is made for future capital expenditures from 2003 to 2007.  The development costs are incurred and expensed under an operating account, some of which is capitalized.  Other items of capital in this expenditure include underground fans and ducting, underground mobile equipment and on-going replacement capital.

Taxes

Both New South Wales state and Australian federal tax are levied on the proceeds from the PGM operations.  Federal income tax, after appropriate eligible deductions, is imposed at 30%, while New South Wales state tax effectively is a mining royalty set at 3% of gross revenue, before treatment charges and all other costs.

Production Estimates

The PGM operation is expected to draw the majority of its economic value from the sale of gold in doré bullion.  In addition, a concentrate containing copper, gold and silver will be produced for sale.  Most of the production is derived from ore mined at the underground operation from the New Occidental and Perseverance zones.  The total scheduled ore to be mined and processed, and the gold and copper output, are set forth in the following table:

Production Schedule (1)

	Year ended December 31
	2003	2004	2005	2006	2007	Total

Ore Milled (tonnes)	630,000	630,000	630,000	630,000	408,484	2,928,484
Gold Grade (grams per tonne)	6.50	7.31	6.58	6.31	5.64	6.53
Copper Grade (%)	0.32	0.30	0.30	0.37	0.17	0.30
Payable Gold Production (ounces)	118,555	133,274	118,914	112,345	66,954	550,042
Payable Copper Production (pounds)	1,594,024	1,486,914	1,913,207	2,680,707	—	7,674,852

(1)

Production figures refer to the total quantity of payable metal produced.

Wheaton River does not as a matter of course make public projections as to future sales, earnings or other results.  The production estimates included in this annual information form have been prepared by Micon and have been extracted from the Micon Report.  The production estimates have been included in this document based on the requirements of Canadian securities regulations and were not prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the Canadian Institute of Chartered Accountants or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

The projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, the projections were not prepared by Micon on behalf of the Company in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by Micon with respect to, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, cost of goods sold, operating and other revenues and expenses, capital expenditures and working capital of the Company or the Peak Mine, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate, and actual results may be materially greater or less than those contained in the projections. For these reasons, as well as the bases and assumptions on which the projections were compiled, the inclusion of such projections herein should not be regarded as an indication that the Company, or any of its respective affiliates or representatives, considers such information to be an accurate prediction of future events, and the projections should not be relied upon as such. None of such persons assumes any responsibility for the reasonableness, completeness, accuracy or reliability of such projections. No party nor any of their respective affiliates or representatives has made, or makes, any representation to any person regarding the information contained in the projections and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions are shown to be in error.

Luismin Projects, Mexico

Luismin’s five mining properties are each operated by wholly-owned subsidiaries of Luismin and include:  the Tayoltita, Santa Rita and San Antonio mines in the San Dimas district, on the border of Durango and Sinaloa states; the San Martin mine in the state of Querétaro; and the La Guitarra mine in the state of Mexico.  The five mines hold 93 exploration and exploitation concessions with a total area of approximately 30,000 hectares.  This extensive land ownership covers the mines, as well as the most prospective surrounding areas and forms an important asset for Luismin’s future exploration programs.  Luismin also holds numerous exploration projects throughout Mexico, most of which are in the grassroots stage of development.

All of the mines are underground operations using primarily mechanized cut-and-fill mining methods.  After milling, cyanidation, precipitation and smelting, doré bars are poured and then transported for refining to Salt Lake City, Utah.  Gold and silver production from the five mines during the past year was 106,578 ounces of gold and 5,852,330 ounces of silver.

On June 19, 2002, the Company acquired all of the outstanding shares of Luismin pursuant to an agreement dated April 24, 2002, as amended.  The purchase price was comprised of $55,160,000 in cash and 9,084,090 common shares of Wheaton River.  The Company also advanced $19,840,000 to Luismin that Luismin used to repay its outstanding bank debt.  An additional contingent silver price adjustment payment of 11,355,113 common shares of Wheaton River will be paid if the price of silver averages $5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004.  In April 2003, the Company agreed to sell its La Guitarra gold and silver mine in Mexico, the smallest of the three mining operations acquired in June 2002 from Sanluis, to Genco for $5,000,000.  See “General Development of the Business – Acquisitions and Dispositions – Acquisition of Luismin”.

A report entitled “A Technical Review of Tayoltita, Santa Rita, San Antonio, La Guitarra and San Martin Operating Silver and Gold Mines in Mexico for Wheaton River Minerals Ltd.” dated April 25, 2002, as revised June 5, 2002 and as amended August 12, 2002, (the “WGM Report”) has been prepared for the Company by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at Watts, Griffis and McOuat Limited (“WGM”).  The following summary has been prepared with the consent of WGM and, in some cases, is a direct extract from the WGM Report.  WGM has also prepared for the Company an independent audit of the December 31, 2002 estimated Mineral Reserves for the Luismin properties and this annual information form includes extracts from such audit dated March 31, 2003.

San Dimas District (Tayoltita, Santa Rita and San Antonio Mines)

Property Description and Location

Luismin’s three operating mines in the San Dimas district, on the border of Durango and Sinaloa states are the Tayoltita, Santa Rita and San Antonio mines which are located 125 kilometres northeast from Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango.  These properties are surveyed and contained in a contiguous block.  The Tayoltita properties cover an area of 10,236 hectares and are held within Minas San Luis S.A. de C.V. a wholly owned subsidiary of Luismin, the San Antonio properties cover an area of 8,966 hectares and the Santa Rita properties cover an area of 5,647 hectares.  The San Antonio and Santa Rita properties are held in La Fe Compañia Minera S.A. de C.V.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The San Dimas district is accessed by aircraft in a one hour flight from either Mazatlan or Durango, or by driving ten hours from the city of Durango.  Luismin has access to a de Havilland Twin Otter aircraft and a helicopter which are both based at Tayoltita.  Most of the personnel and light supplies for the San Dimas mines arrive on the Company’s regular flights from Mazatlan and Durango.  Heavy equipment and supplies are brought in by road from Durango or via a rough road which follows the river bed to San Ignacio but the road is only accessible for about six months of the year during the spring dry season.  San Ignacio is connected by 70 kilometres of paved roads to Mazatlan.

Local Resources

Pine, juniper and scattered oak trees grow sufficiently on the higher ridges, to support a timber industry while the lower slopes and valleys are covered with thick brush, cactus and grasses.  Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population.  Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants, including mining company personnel.  Population outside the mining and sawmill camps is sparse.

Water for the mining operations is obtained from wells and from the Piaxtla River.  Water is also supplied by Luismin to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

Mining at both the Santa Rita and San Antonio mines is done by contract mining while at Tayoltita the mining is carried out by Luismin personnel.

Electrical power is provided by a combination of their own power systems and by the Federal Power Commission’s supply system.  Luismin operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission’s supply system.

Infrastructure

The Santa Rita mine is located three kilometres upstream from Tayoltita.  The ore from the Santa Rita mine is trucked along a winding road that follows the Rio Piaxtla to the Tayoltita mill.

The San Antonio mine is located seven kilometres west of the Tayoltita mine in the state of Sinaloa.  The mine is accessed, from Tayoltita, by a three kilometre long road along the north side of the Rio Piaxtla and bypassing the town of Tayoltita, to the portal of the San Luis Tunnel, through the tunnel and from the exit, by road, or along the San Antonio river bed to the San Antonio Mill.  Infrastructure at the San Antonio mine includes a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops.

Physiography

The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons.  Elevations vary from 2,400 metres on the high peaks to elevations of 400 metres in the valley floor of the Piaxtla River.

History

The San Dimas district has experienced a long mining history.  Precious metal production was first reported in 1757 by a group of Spanish families living at Las Queleles (near the present town of Tayoltita).  The Spanish continued working several of the mines until the start of the Mexican War of Independence (1810).  Mining activity in the district then decreased and did not start-up again until the 1880s when agents of William Randolph Hearst of San Francisco and American Colonel Daniel Burns arrived in the area.  W.R. Hearst acquired the Tayoltita mine under the name of the San Luis Mining Company.  In 1883, when Colonel Burns took control of the Candelaria mine, modern mining methods began.  Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

In 1904, the first cyanide mill in Mexico was built at Tayoltita.  By 1940, the Candelaria Mine had been mined out and the properties of the Mexican Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

A mining law introduced in 1959 in Mexico required that the majority of a Mexican mining company be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans.  In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine.  In 1978, the remaining 49% interest was obtained by a group known as Luismin S.A. de C.V.

Historical production through 2002 from the San Dimas district is estimated at 661 million ounces of silver and 9.39 million ounces of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato.  Production from the San Dimas district during 2002 was approximately 64,000 ounces of gold and 5.1 million ounces of silver, respectively.

Geological Setting

The general geological setting of the San Dimas district is comprised of two major volcanic successions totalling approximately 3,500 metres in thickness; the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) separated by an erosional and depositional unconformity.

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units.  The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition.  The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

More than 700 metres thick, the Socavón rhyolite is host for several productive veins in the district.  Overlying the Socavón rhyolite is the 20 to 75 metres thick, well bedded Buelna andesite that is remarkably present throughout the area.  The Buelna andesite is overlain by the Portal rhyolite, a grey, cream to purple coloured rock containing potassic feldspar and quartz cementing small (5 to 10 millimetres) volcanic rock fragments.  It ranges in thickness from 50 to 250 metres and is also prevalent throughout the district.

The overlying productive andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but is of identical mineralogy.  One variety is fragmental (varying from a lapilli tuff to a coarse agglomerate), the other has a porphyritic texture (1 to 2 millimetres plagioclase phenocrysts).

The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick.  It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

The Las Palmas Formation, at the top of the LVG, is made up of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres.  This unit outcrops extensively in the Tayoltita area.  The lower contact between the LVG and the underlying productive andesite is unconformable.

The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

Other intrusives cutting the LVG include the Intrusive andesite, the Elena aplite and the Santa Rita dacitic dikes.  The even younger Bolaños rhyolite, and the basic dykes intrude both the LVG and UVG.  Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years.

The UVG overlies the eroded surface of the LVG unconformably.  In the San Dimas District, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey andesite and an upper unit called the Capping rhyolite.  The Capping rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district however within most of the district is about 1,000 metres thick.

The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental.  Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults.  The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35° to the east.  In most cases, the faults are post ore in age and offset both the LVG and UVG.

All major faults display northeast-southwest extension and dip from near vertical (Peña fault) to less than 55° (Guamuchil fault).  Offsets on the blocks ranges from a downthrow of 150 metres on the Peña and Arana faults, to more than 1,500 metres on the Guamuchil fault.

Exploration

Typical of epithermal systems, the silver and gold mineralization at the San Dimas district exhibits a vertical zone with a distinct top and bottom that Luismin has termed the Favourable Zone.  At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas is some 300 to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block.  Using this concept of the dip of the unconformity at the base of the UVG, Luismin is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

At the Tayoltita deposit, silver-gold ratios have been a useful exploration tool.  In most of the veins, detailed studies have shown that silver-gold ratios increase progressively within the ore zone with the contours strongly elongated along the strike of the vein.  The horizontal elongations of the silver-gold ratios are thought to represent the former flow path of the ore fluids which were subhorizontal at the time of the ore deposition suggesting ore shoots can be found along these possible fluid paths.

Luismin applies a 30% probability factor to the volume of the Favourable Zone to estimate the volume/tonnage of inferred mineral resources that will later be discovered in the zone.  For more than 30 years, Luismin has historically and successfully applied the 30% factor.  The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Cedral, etc.) to the mined out area plus the mineral reserve area.  WGM, after a review of numerous longitudinal vein sections, concluded that the application of the 30% factor was justified.  As a check on this assumption, WGM selected five veins and calculated the explored area and compared it to the mined out area plus the mineral reserve area.  To determine the explored area, a 40 metre envelope was projected from around underground working and added to the areas of a 25 metres square area centred on all drill holes.  The resulting factor was 42%.

Luismin has been able to maintain a 20 year mineral resource base, that, by development on a timely basis, converts the inferred mineral resources into mineral reserves.  Thus, Luismin maintains a mineral reserve base, that, at the current mining rate, replaces mined mineral reserves with future mineral reserves.

Deposit Types and Mineralization

Deposit Types

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

As is common in epithermal deposits, the hydrothermal activity that produced the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems.  Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

Mineralization

The mineralization is typical of epithermal vein structures with banded and drusy textures.  Within the district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest.  The veins were formed in two different systems.  The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins.  Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and cymoidal structures.  The veins vary from a fraction of a centimetre in width to 15 metres, but average 1.5 metres.  They have been followed underground from a few metres in strike-length to more than 1,500 metres.  Three major stages of mineralization have been recognized in the district:  (1) an early stage; (2) an ore forming stage; and (3) a late stage quartz.

Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages:  (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.

The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 metres), however, most average 150 metres in strike length.  Down-dip extensions are up to 200 metres but are generally less than the strike length.

Drilling

Exploration of the Favourable Zone at the San Dimas district is done both by diamond drilling and by underground development work.  Diamond drilling is predominantly done from underground stations as both the rugged topography, (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive.  All exploration drilling and the exploration underground development work is done in-house by Luismin.  Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately $45 per metre.

Luismin conducts a continuous program of exploration/development diamond drilling throughout the year at each of their mines with their own rigs.  Twelve diamond drill rigs and crews are employed in the mines.  Generally two rigs are stationed at each of the San Martin and the La Guitarra mines with eight rigs in the mines at San Dimas.  However, sometimes one of the rigs may be moved to a particular mine if required.

WGM reviewed Luismin’s diamond drilling program of the Favourable Zone, from January 2002 to May 2002, during which time 38 drill holes were completed.  Thirty percent of these holes intersected ore grade intercepts while the remaining 70% failed to intersect ore grade intercepts.  The results support the Luismin 30% factor of the Favourable Zone for inferred mineral resources.  WGM also visited an operating diamond drill rig underground and observed the core handling, examined the drill core in detail and later at the core shack, the sample splitting by diamond sawing, the bagging, tagging and shipment to the mine assay laboratory.  All operations observed by WGM were being done in a professional manner, core boxes are well marked and stored with very detailed geological logging carried out.

Sampling Method and Approach

Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings:  (1) samples of the mineralized zones exposed by the mine workings; and, (2) samples of the diamond drill core from the exploration/development drilling.  Samples are also collected, but on a less routine basis, from mine cars and from the blasted rock pile in a stope.

Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back.  Grade control in these veins is achieved in part by the considerable number of samples taken.

Drill core samples after being sawn in half are bagged, tagged and sent to the mine assay laboratory.  Several hundreds of samples are collected and processed every month at the mine assay laboratories.

Sample Preparation, Analysis and Security

At each of the mines in the San Dimas district, the mine workings are sampled under the direction of the Geological Department initially across the vein, at 1.5 metres (5 feet) intervals, with splits along the sample line taken to reflect geological changes.  No sample length is greater than 1.5 metres.  Once the ore block has been outlined and the mining of the block begun, the sample line spacing may be increased to three metres.  Sampling is done by chip-channel, the channel approximately 10 centimetres wide, cut across the vein.  Sample chips of similar size are collected on a canvas sheet, then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kilogram sample, which is sent for fire assay to the mine assay laboratory.  Sampled intervals are clearly marked on the underground rock faces with spray paint.

Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 gram representative pulp sample for fire assaying.  Routine quality control is carried out with every tenth sample repeated as a check assay done at the mine assay laboratory, and check assays between the Luismin mine laboratories.  Routine assaying of standards is also carried out at the mine assay laboratory.

WGM reviewed all of the steps in the sample handling at the two mine assay laboratories (Tayoltita and San Antonio) from the initial recording and control of the numbers of incoming samples through the crushing, splitting, grinding and collecting of a subsample for fire assay, followed by the preparation for fire assay and cupellation and the weighing of the silver-gold and gold beads.

The methodology used by Luismin’s assay laboratories is that introduced by the former American mine owners.  Certain steps have through time become somewhat slack and could be improved, such as, more rolling of the pulp sample to be better homogenized, better control of the dust, rock chips in the crushing-grinding area, the need for air conditioning in the balance room for the bead weighing.  WGM believes however that the sample preparation, analysis and security process is without any serious problems.  WGM believes that the introduction of a new program of quality control would be advantageous and helpful.

Data Verification

WGM did not collect any individual samples to verify the silver-gold mineralization at the Luismin mines.  However, WGM did observe the gold-silver beads in the crucibles as taken from the fire assay furnace and their subsequent weighing. WGM also observed the pouring of numerous doré bars and receipts of payment from the sale of the doré bars.

Luismin has not routinely sent samples from the mines to outside laboratories for check assays.  Approximately two years ago, Luismin sent a suite of 199 samples (approximately 40 from each deposit) to three laboratories, DMC Durango, Bondar Clegg and Barringer, for check assays for silver and gold.  These samples were also assayed at the Tayoltita, San Antonio and San Martin laboratories.  In general, there was good correlation between the San Dimas laboratories and the outside laboratories and between the San Dimas laboratories.

As part of the verification of the reported precious metal production by Luismin, a review was carried out by WGM of the reported silver and gold ounces of production from each of the three Luismin mining (smelting) operations and compared to the reported settlement of ounces for silver and gold.

Mineral Reserves and Mineral Resources

Luismin’s policy is to develop and maintain a mineral resource base of over 20 years with respect to its overall operations by converting, through development, the mineral resources into mineral reserves on a yearly basis.

Rather than calculating mineral resources/mineral reserves over a minimum mining width and then applying corrections for dilution and mine losses to determine mineral reserves, the method presently used by Luismin at the five mines is to estimate the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine mineable mineral reserves.

Mineral Reserves and Mineral Resources are estimated using the CIM Standards.  See “Summary of Ore/Mineral Reserves and Mineral Resources – CIM Standard Definitions” above for CIM Standard definitions.

The following table sets forth the estimated Mineral Reserves for the three operating mines in the San Dimas district as at December 31, 2002:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)

			Grade		Contained Metal
Deposit	Category	Tonnes	Silver (grams per tonne)	Gold (grams per tonne)	Silver (ounces)	Gold (ounces)

Tayoltita	Proven	407,000	364	3.91	4,768,400	51,200
	Probable	831,000	334	3.38	8,924,800	90,300

	Proven + Probable	1,239,000	344	3.55	13,693,200	141,500

Santa Rita	Proven	239,000	427	3.18	3,286,700	24,500
	Probable	162,000	426	3.15	2,214,500	16,400

	Proven + Probable	401,000	427	3.17	5,501,200	40,900

San Antonio	Proven	369,000	303	4.36	3,593,300	51,700
	Probable	351,000	511	7.92	5,767,100	89,400

	Proven + Probable	720,000	404	6.10	9,360,400	141,100

Total	Proven	1,016,000	357	3.90	11,648,300	127,400
	Probable	1,344,000	391	4.54	16,906,400	196,100

	Proven + Probable	2,360,000	376	4.26	28,554,700	323,500

(1)

The Mineral Reserves for the properties in the San Dimas district set out in the table above have been estimated by Luismin and audited by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at WGM who are each qualified persons under NI 43-101.

(2)

Cut-off grades based on total operating cost were $40.7 per tonne for Tayoltita, $50.3 per tonne for Santa Rita and $45.9 per tonne for San Antonio.

(3)

All Mineral Reserves are diluted.  A mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.

(4)

The tonnage factor is 2.7 tonnes per cubic metre.

(5)

Cut-off values are calculated at a price of $4.50 per troy ounce for silver and $320 per troy ounce for gold.

(6)

Numbers may not add up due to rounding.

Cautionary Note to United States Investors Concerning Estimates of Inferred Mineral Resources

This section uses the term “Inferred” Resources.  United States investors are advised that while such term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The following table sets forth the estimated Inferred Mineral Resources for the three operating mines in the San Dimas district as at December 31, 2002:

Inferred Mineral Resources (1)(2)(3)(4)(5)(6)

(excluding Proven and Probable Mineral Reserves)

		Grade		Contained Metal
Deposit	Tonnes	Silver (grams per tonne)	Gold (grams per tonne)	Silver (ounces)	Gold (ounces)

Tayoltita	5,360,000	308	2.9	53,088,000	491,000

Santa Rita	3,100,000	319	2.2	31,753,000	220,000

San Antonio	4,020,000	299	3.8	38,664,000	498,000

Total	12,480,000	308	3.0	123,505,000	1,209,000

(1)

The Inferred Mineral Resources for the properties in the San Dimas district set out in the table above have been estimated by Luismin and audited by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at WGM who are each qualified persons under NI 43-101.

(2)

Cut-off grades based on total operating cost were $40.7 per tonne for Tayoltita, $50.3 per tonne for Santa Rita and $45.9 per tonne for San Antonio.

(3)

All Mineral Reserves are diluted.  A mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.

(4)

The tonnage factor is 2.7 tonnes per cubic metre.

(5)

Cut-off values are calculated at a price of $4.50 per troy ounce for silver and $320.00 per troy ounce for gold.

(6)

Inferred Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

Classification of Mineral Reserves

The following criteria are used by Luismin to classify Proven and Probable Mineral Reserves.  The distance for vertical projections for Proven Mineral Reserves and Probable Mineral Reserves is a function of the length of the block, defined as follows:

Block Length	Maximum Vertical Projection for Proven Mineral Reserves	Maximum Vertical Projection for Probable Mineral Reserves

Less than 15 metres (50 feet)	4 metres (12 feet)	8 metres (24 feet)
15 to 45 metres (50 to 148 feet)	8 metres (24 feet)	16 metres (52 feet)
45 to 85 metres (148 to 279 feet)	16 metres (52 feet)	32 metres (105 feet)
Greater than 85 metres (279 feet)	20 metres (65 feet)	40 metres (135 feet)

Blocks are adjusted to reflect faults, old workings and/or vein intersections.

- # -

Luismin also estimates Probable Mineral Reserves by diamond drilling.  A square is drawn on the vertical longitudinal section with the drill hole centred on the square.  The shape and size of the block depends upon the geological interpretation with the maximum size of the block based on the thickness of the vein as follows:

Vein Thickness	Size of Block

Less than 1.0 metres	25 x 25 metres
1.0 to 1.5 metres	35 x 35 metres
Greater than 1.5 metres	50 x 50 metres

Drill hole blocks, based on drill hole assays 50 metres or less from underground workings, are classified as “Probable Mineral Reserves from drilling”.  If the drill hole assays are more than 50 metres from sampled underground workings or adjacent drill holes, the block is classified as Inferred Mineral Resources.

Classification of Mineral Resources

Luismin estimates Inferred Mineral Resources based on the geological interpretation of partially explored veins and the vertical extent of the Favourable Zone of the epithermal mineralization.  Using the average metal values of widely spaced samples collected variously, when present, from outcrops, widely spaced drill holes and underground workings, an average grade is determined.

It is known from past mining experience that economic mineralization is confined to an epithermal zone with a distinct top and bottom called the Favourable Zone and that mineralization within a vein/structure within the Favourable Zone is very irregular but statistically occupies 30% of vein/structure within the zone.  The extent of extrapolation of an individual vein/structure within the Favourable Zone is based on structural and stratigraphic relationships supported by geochemical trace element studies and fluid inclusion studies.  The extrapolation of a particular vein is based on various individual criteria, such as the height of the Favourable Zone, the knowledge of the structure and its extension through the interception of the structure in underground workings by surface exposure and/or by intersection with diamond drill holes.  The strength, width and character of the individual vein determines the geological confidence in the distance of the extrapolation of the vein.

A total of more than 100 veins/structures, at Tayoltita, San Antonio and Santa Rita units, comprise the Inferred Mineral Resource inventory of the San Dimas district.

Luismin does not include the Inferred Mineral Resources in its Mineral Reserve estimate but as targets to develop additional Mineral Reserves.  To determine how successful they had been in converting Inferred Mineral Resources into Mineral Reserves, Luismin studied a number of veins in each of the five mines.  It is important to note that the study did not include all the veins that were mined during the period and thus the mine production for the same period will be greater.  Luismin’s records over the 20 year period show that follow-up exploration has converted on average almost 90% of these Inferred Mineral Resources into Mineral Reserves.

Cut-off Grade

The calculation of the minimum cut-off grade is based on market metal prices (adjusted monthly) for gold and silver metal recovered in the mill and the average monthly production costs for mining/milling/overhead etc., to produce a minimum dollar per tonne cut-off grade for each of Tayoltita, Santa Rita and San Antonio.  The cut-off grades for estimation of Mineral Reserves as of December 31, 2002, were $40.7 per tonne for Tayoltita, $50.3 per tonne for Santa Rita and $45.9 per tonne for San Antonio.

Mining Operations

Underground gold and silver mining operations are carried out at the Tayoltita, Santa Rita and San Antonio mines.  The operations employ cut-and-fill mining with LHD equipment and primary access is provided by adits and internal ramps.  The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold for production of doré.

Tayoltita Mine

The Tayoltita mine is the oldest operating mine in the San Dimas area.  The main access is a 4.4 kilometres tunnel from a portal approximately 400 metres northeast of the Tayoltita mill.  About 570,000 cubic feet per minute of ventilation is supplied by a combination of natural flow from the access tunnel as well as fan driven through a system of raises.  Raises for ventilation and ore and waste passes are typically developed with boring machines.

The mining method employs mechanized cut-and-fill mining on vein mineralization using waste rock as backfill.  The veins vary from 1 to 3 metres in width and generally dip at 75° to 80°.

Production drilling is completed with jackleg drills or single boom jumbos depending on the vein thickness. Ore is hauled from the stoping areas, using LHD equipment, then by rail haulage to surface through the main access tunnel. The rail haulage has a trolley system using 8 tonne cars. Primarily because of the efficient ore transport system, Tayoltita has the lowest overall operating costs and cut-off grade in the San Dimas area.

The development of the San Luis Tunnel to connect the San Antonio mining area to the Tayoltita mining area has allowed the development of the Santa Lucia and El Oro veins.  This mining area is characterized by veins that dip 75°, with variable widths, and is currently being developed as an important mining area for Tayoltita.  In 2002 a new surface route with no crossings of the Rio Piaxtla and bypassing the town of Tayoltita was completed to connect the Tayoltita mill and the San Luis tunnel.

Santa Rita Mine

The Santa Rita mine main access is by adit approximately three kilometres to the northeast of the Tayoltita mill site.  The mining method employs cut-and-fill mining on vein mineralization.  The vein dip can vary from subvertical to as low as 35°.  In some of the flatter lying areas, the vein thickness allows for a room and pillar mining operation.  Ventilation is maintained by three exhaust fans providing 530,000 cubic feet per minute.

The ore haulage is by LHD equipment either to an internal shaft or directly to rail haulage on the main access tunnel where 2.5-tonne rail cars are used on a trolley line to surface.  The shaft employs a double drum hoist with 2.2-tonne skips.  Luismin plans to connect the rail haulage to the Tayoltita tunnel, which will considerably reduce ore transport costs.  Currently the ore is loaded at the portal for surface haulage along a narrow winding road to the Tayoltita mill.

San Antonio Mine

The San Antonio mine is located northwest of Tayoltita and is connected by 20 kilometres of winding dirt road over the mountains.  In 2001, the San Luis Tunnel was completed which provides for easier access between San Antonio and Tayoltita as well as integration of support services of the two locations.

Mining operations at San Antonio work veins that vary in thickness from one to six metres and employ mechanized cut-and-fill mining methods.  Ventilation is by a combination of natural and fan forced supplying 290,000 cubic feet per minute to the operations.  Ore haulage is by a combination of LHD equipment as well as rail and trucks which can dump directly into the San Antonio crusher.

The San Antonio site includes a mill and some limited accommodation for the workforce.  Luismin plans to end milling operations at San Antonio in the near future and haul all mine production to the Tayoltita mill using the San Luis Tunnel.  Development of a haulage route that includes a short tunnel on the north side of the Piaxtla River and a road to the San Luis tunnel has been completed to allow ore haulage to the Tayoltita mill without going through the townsite.

Termination of the San Antonio milling operations was chosen as a new tailing area is required and efficiencies will be realized by a central milling facility for the San Dimas area.

Milling Operations

Milling operations are carried out at Tayoltita and San Antonio.  The Tayoltita mill processes ore from both the Tayoltita and Santa Rita mining operations and has a production capacity of 1,200 tonnes per day.  The San Antonio mill produces a precipitate which is refined at the Tayoltita mill and has a capacity of 400 tonnes per day.  Both mill facilities are conventional operations that employ cyanidation and zinc precipitation for recovery of the gold and silver.

Tayoltita Mill

In 2002, the Tayoltita mill averaged 1,033 tonnes per day with recoveries of 93.3% silver and 97.0% gold.  The mill capacity is 1,200 tonnes per day.

The Tayoltita mill employs fine crushing and single stage ball milling to achieve 80% passing 200 mesh.  Leaching is completed in a series of tanks providing 72 hours of leach residence time.  The pregnant solution is recovered in a CCD circuit with the gold and silver recovered from solution in a zinc precipitation circuit.  Tailings are pumped up gradient by a series of ten pumping stations to the tailings impoundment area in a box canyon east of the mill site.  The gold and silver precipitate is refined from both the Tayoltita and the San Antonio mills.  Refining uses an induction furnace to produce 1,000 ounce silver and gold doré bars.

The Tayoltita mill has undergone a series of plant expansions over its operating life which has resulted in three small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit.  Another expansion at Tayoltita is currently under way to replace the San Antonio mill capacity.  This expansion includes additional leaching, thickening and clarification equipment together with a new single stage tailings pumping system and a new tailings pipeline.  The new tailings pipeline will incorporate spill protection for the aerial crossing of the Rio Piaxtla.

San Antonio Mill

In 2002, the San Antonio mill averaged 209 tonnes per day with recoveries of 95.7% silver and 98.3% gold.  The mill capacity is 400 tonnes per day.

The San Antonio mill has a similar flowsheet to that of the Tayoltita mill, with the exception of the crushing circuit, where three stages of crushing are used instead of two to achieve a finer product size prior to grinding.  The gold and silver precipitate from the filter press is transported to Tayoltita for processing.  The mill layout is complicated by the steep walled canyon setting and equipment is located on both sides of the river.

San Antonio tailings are deposited downstream of the mill in a tight river bend that has been isolated from the river flow with dams.  The river has been diverted through three channels tunnelled in the canyon wall carrying the river downstream of the tailings deposition area.  The tailings area has steep dams of dry tailings buttressed with concrete walls on the upstream side and waste rock on the downstream side.  The remaining capacity in the dam is limited and the San Antonio mill is scheduled to end operations within one year.

The San Antonio tailings containment structure is regarded to be at risk due to erosion and/or dam failure and consideration is being given to relocating the tailings to another site or placing them underground in old mine workings after the San Antonio mill operations are shut down.  Another tailings storage site for the San Antonio tailings has been approved at Limoncito.

Environmental Upgrades to Tailings Management

Luismin’s practice in the design and operation of tailings containment sites in the San Dimas district complies with the requirements of Mexico and with the permits issued for the dams.  Improvements will be necessary to bring all of the tailings dams designs and operations up to World Bank standards.  Wheaton River intends to ensure that future tailings sites will be designed to appropriate World Bank standards.

SRK Consulting (“SRK”) was engaged by Wheaton River in January 2002 to complete an environmental due diligence of the Luismin operations.  This review included a cost estimate to remediate any existing environmental liabilities and construct additional tailings storage capacity to sustain the ongoing operations

Luismin’s practice has been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycle to the milling operations.  The containment dams are typically constructed with cyclone underflow with the overflow draining to decant structures in the central portion of the dam.  The tailings containment sites have not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design, seepage monitoring or control, nor controls on public or wildlife access to cyanide solution ponds or pumping installations.

The deficiencies with the tailings management aspect of the operations are recognized by Luismin and capital investments are currently being made to upgrade the containment structures and upgrade operations to bring them more in line with accepted practice.  Luismin is also evaluating various technologies to reduce the environmental impact of the tailings operations.  Enforcement of regulatory requirements in Mexico is becoming more stringent and higher operating standards can be expected in the future.  The planned capital expenditures by Luismin should keep the operations compliant with the operating standards required in Mexico.

Tayoltita Tailings

The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to the tailings management aspect of the operations.  The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and in more recent years, the tailings dam has been moved up the valley to the east of the mill. Current operations rely on ten pumping stations to elevate the tailings to the containment site.  Both the tailings line and solution return line cross the river valley on cable supports without any provisions for spill containment in the event of a line failure.  Plans for the new line include an enclosure such that a failure of the line at the river crossing would not lead to immediate discharge into the river.

The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill.  On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover are undertaken.  The abandoned dams in the area are subject to erosion and instability until remediation measures are taken.  On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field and a garden nursery.

Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality but is expected to be impacted with higher suspended solids in periods of heavy rainfall.

Under the current plan, the Tayoltita mill operation will be expanded to process all ore mined in the district and will require an expansion of the tailings storage capacity.  One option for the planned expansion of the current containment site requires construction of a berm at the toe of the main dam to improve the stability and then small saddle dams as the tailings impoundment height is increased.  Geotechnical investigations were started in early 2003 and will be followed by the evaluation of options and detailed designs.  Initial results indicate that the existing dam will require some modifications to improve the factor of safety under dynamic loading conditions.

Cyanide recovery from the tailings stream as well as cyanide destruction technology is being investigated, either of which would reduce the cyanide concentrations in the tailings containment dams.  The new tailings discharge system will be able to reduce the moisture content of the tailings thereby reducing the cyanide loading to the impoundment.

San Antonio Tailings

The San Antonio tailings deposition site is located in a turn in a steep walled river valley downstream of the mill operation.  The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend.  A third tunnel for road access has been excavated.  The third tunnel serves as an additional channel for the river in high flow periods.  The tailings containment dam has been established by stacking high density tailings from cyclone underflow and decanting the solution to a drainage channel for recycle to the mill.  The containment dams are buttressed with concrete walls on the upstream side and waste rock on the downstream side.  The current height of the tailings is estimated at 60 metres above the floor of the canyon.

The capacity of the site is nearly exhausted and operation of the San Antonio mill will end within one year. Because the long-term stability of the tailings and dam integrity is questionable, Using Canadian consulting engineers, Luismin is assessing various alternatives to stabilize the site.  These alternatives include moving the tailings to another storage site, possible placement of some of the tailings underground in mined out workings, and covering the tails with rock buttresses.

In 1993, and prior to excavation of the third diversion tunnel for the river, the river rose during a hurricane event and caused the tailings dam to fail.  Geotechnical investigations by Luismin indicate that the current tailings dam stability is marginal.  Due to the small surface area of the impoundment, there is a high probability that the tailings are not completely drained and hence have low strength and a high liquefaction potential.  WGM regards the San Antonio tailing dam integrity as an issue that requires immediate attention.  The potential for a hydraulic head within the dam that can exceed the strength of the containment structure requires a thorough investigation and remedial action.

SRK has estimated the costs of various options to stabilize or relocate the San Antonio tailings.  The options include:  (a) transporting the tailings to the Tayoltita tailings site; (b) placing the tailings in underground workings; (c) relocation to a new site; and (d) stabilizing them at the existing site.  Estimated costs for the various options range from $3.6 to $10.5 million.

Consultants were selected and an evaluation plan was laid out in 2002 for the investigation into the tailings dam stability and for the development of options for dealing with the impoundment.  The field test work was done in early 2003 and will be followed by the development of options and designs.

San Martin

Property Description and Location

Minas Comermín S.A. de C.V., a wholly-owned Luismin subsidiary, holds the mining concessions covering 6,236 hectares at the San Martin project in the state of Querétaro.

The San Martin project presently consists of two underground mines, San José and San Martin.  The San Martin deposit/mine is approximately 700 metres north-northeast of the San José deposit/mine.  Luismin commenced mining early in 1994 on the San José deposit with an open pit operation that was later abandoned and mining continued underground.

The project is located northwest of Mexico City, approximately 50 kilometres east of the City of Querétaro, in the state of Querétaro.  The mine is near the towns of Tequisquiapan and Ezequiel Montes, and is immediately to the north of the town of San Martin with a population of approximately 2,000.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

Access to the San Martin project, from the City of Querétaro is approximately 40 kilometres southeast, on the Querétaro to Mexico main highway to the city of San Juan del Rio, then 35 kilometres northeast to the town of Ezequiel Montes, then approximately 3 to 5 kilometres from Ezequiel Montes to the town of San Martin.

Climate

The climate in the project area is semi-arid, characterized by relatively low rates of precipitation.  Average annual rainfall is 479 millimetres with about 95% occurring during the summer months.  The average annual temperature is 12 degrees Celsius.

Local Resources

The mine area is located along a prominent hill that rises above the generally flat countryside.  Much of the flat countryside is irrigated for the cultivation of grain crops.  Several maguey plantations for the production of Tequila are also present in the area.  The hillside is covered with small scrub bushes and grasses suitable typically for the raising of goats.

Most of the mine personnel are contract labour who live in the nearby villages and towns.  The City of Querétaro is a major urban centre.

Infrastructure

The infrastructure at the San Martin mine is typical of a small mining operation with the site composed of mine offices, repair shops, laboratory, warehouse and eating facilities for mine personnel.

Water is supplied to the mine site by a 4 inch pipe with a 120 horsepower electric pump connected to a municipal well at the Hacinda Ajuchitlan some 6 kilometres from the mine.  Electrical power is supplied by the Federal Power Commission however the mine has two emergency generators, 500 kilowatts and 200 kilowatts, to supply power to the mill during a power failure.

Physiography

The San Martin mine is located along the west margin of a dacitic dome that rises to the north as a series of smooth prominent hills to an elevation of 2,100 metres approximately 400 metres above the generally flat landscape that predominates to the south.

History

The deposit was discovered in the eighteenth century and high grade mineralization reportedly was exploited for approximately 40 years, however no production records exist.  The first records show the Ajuchitlan Mining and Milling Company produced an estimated 250,000 tonnes at a grade of 15 grams of gold per metric tonne and 100 grams of silver per metric tonne during 1900 to 1924.

In 1982, Mexico declared a 6,300 hectares National Reserve over the area but by 1986 Luismin had reached an agreement to work in the National Reserve and initiated an exploration program in 1988.

Mining began in 1993 at 300 tonnes per day, and in early 1994, production began from open pit operations on the San José deposit.  Production has increased, on a yearly basis, since 1993.  Current production is 820 tonnes per day.

Geological Setting

The mineralization at the San Martin mine occurs in tabular breccia zone striking northeast and dipping 70° to 90° east.  It occurs within Upper Cretaceous black limestones and calcareous shales of the Soyatal Mexcala Formation and varies in width from 1 to 10 metres but averages about 3 metres.  The breccia zone appears in a structural window on the western side of a Tertiary Rhyolite Dome and has been explored along strike for more than 1,800 metres.  The zone appears to be spatially associated with rhyolite dykes and six separate orebodies have been discovered along the zone, these are named from the southwest to the northeast, San Jose I, San Jose II, San Martin, Cuerpo 28, Cuerpo 29 and Cuerpo 30.  These orebodies are believed to be all related to one mineralization event that post mineral faulting broke it into six separate bodies.  The faulting has resulted in vertical offsets up to 100 metres and horizontal offsets to 500 metres.

The breccia zone appears to have developed perpendicular to the direction of greatest stress and parallel to the direction of compression. Locally the mineralization (Cuerpo 29) in the upper part of the vertical zone gradually arches to the west to form a horizontal, tabular zone that at the mine is termed a manto while the vertical portion is called the trunco.

Exploration

Exploration at the San Martin mine is concentrated along the strike length of the breccia zone.  The exploration is carried out using a similar approach to the other Luismin properties.  In-house diamond drilling initially tests selected targets, which is followed by underground development that outlines mineral reserves.  Target selection is assisted by geophysical surveying that has included magnetics, induced polarization and resistivity.  The resistivity surveys have been particularly successful in outlining the quartz breccia and several promising resistivity anomalies to the northeast remain to be tested.  The most recent discovery at San Martin is Cuerpo 30.

Exploration is also carried out some 50 kilometres west of San Martin at the San Pedrito project and has been concentrated on the Paulina vein.  A decline is presently being driven to the inferred mineral resource to confirm the mineral resource estimate and to outline a mineral reserve.  Luismin plans to truck the mineral ore to the San Martin mill for processing.

Deposit Type and Mineralization

Deposit Type

The deposit is an epithermal precious metal (silver-gold) type related to Tertiary rhyolitic intrusives.

Mineralization

Mineralization occurs as electrum and silver selenide minerals associated principally with quartz and lesser calcite.  Evidence of multiple intrusions of quartz with banding and drusy crystal masses observed in the brecciated zone are indicative of open space deposition.

Drilling

Drilling at San Martin is done by mine staff (drilling crews) with the exploration/development drilling carried out continuously by two diamond drilling rigs owned by Luismin.

The drill core logging and sampling was reviewed by WGM.  As at the other Luismin mining operation, the work was carried out in a professional manner.  Core recovery, for the most part, is excellent at +95% except for areas in the manto where recovery is slightly less.

Sampling Method and Approach

Sampling of diamond drill core and underground channel chip samples are carried out in the same manner as at Luismin’s San Dimas mines.  Samplers at San Martin have been trained at the San Dimas mines.

Mineral Reserves and Mineral Resources

Mineral Reserves and Mineral Resources are estimated using the CIM Standards.  See “Summary of Ore/Mineral Reserves and Mineral Resources – CIM Standard Definitions” above for CIM Standard definitions.

The following table sets forth the estimated Mineral Reserves for the San Martin mine as at December 31, 2002:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)

		Grade		Contained Metal
Category	Tonnes	Silver (grams per tonne)	Gold (grams per tonne)	Silver (ounces)	Gold (ounces)

Proven	567,000	65	4.00	1,185,700	73,000
Probable	218,000	37	3.13	259,700	22,500

Total	786,000	57	3.76	1,445,400	94,900

(1)

The Mineral Reserves for the San Martin mine set out in the table above have been estimated by Luismin and audited by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at WGM who are each qualified persons under NI 43-101.

(2)

Cut-off grades based on total operating cost were $24.57 per tonne.

(3)

All Mineral Reserves are diluted.  A mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.

(4)

The tonnage factor is 2.7 tonnes per cubic metre.

(5)

Cut-off values are calculated at a price of $4.50 per troy ounce of silver and $320 per troy ounce for gold.

(6)

Numbers may not add up due to rounding.

Cautionary Note to United States Investors Concerning Estimates of Inferred Mineral Resources

This section uses the term “Inferred” Resources.  United States investors are advised that while such term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The following table sets forth the estimated Inferred Mineral Resources for the San Martin mine as at December 31, 2002:

Inferred Mineral Resources (1)(2)(3)(4)(5)(6)

(excluding Proven and Probable Mineral Reserves)

	Grade		Contained Metal
Tonnes	Silver (grams per tonne)	Gold (grams per tonne)	Silver (ounces)	Gold (ounces)

2,800,000	69	3.6	6,125,000	318,000

(1)

The Inferred Mineral Resources for the San Martin mine set out in the table above have been estimated by Luismin and audited by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at WGM who are each qualified persons under NI 43-101.

(2)

Cut-off grades based on total operating cost were $24.57 per tonne.

(3)

All Mineral Reserves are diluted.  A mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.

(4)

The tonnage factor is 2.7 tonnes per cubic metre.

(5)

Cut-off values are calculated at a price of $4.50 per troy ounce for silver and $320 per troy ounce for gold.

(6)

Inferred Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

Mining Operations

The San Martin operation consists of underground mining and milling facilities with a rated capacity of 820 tonnes per day.  Unlike the other four operations of Luismin, the San Martin mine is primarily a gold mine with some silver production.  In 2002, the mill processed 268,451 tonnes at a grade of 4.3 grams of gold per tonne and 71 grams of silver per tonne and at an operating cost of $24 per tonne.

The main mine access is by tunnels with portals located less than 300 metres from the mill site. Ventilation is provided by natural means as well as by surface mounted fans. The mine employs mechanized cut-and-fill using waste rock from development to backfill stoping areas.

The San Martin mineralization at higher elevations is a manto type with thicknesses up to 6 metres. Mineralization at depth narrows to veins with dips of 80° to 85°.  As with the San Dimas mines, the ground conditions are good and minimal ground support is used in the mine.  The San Martin mine is operated by a contractor under contract unit rates for ore delivered to the mill as well as unit rates for mine development work.

Milling Operations

The San Martin mill is a conventional cyanidation mill with a rated capacity of 820 tonnes per day.  The mill flowsheet employs fine crushing and ball milling followed by cyanide leaching.  The flotation concentrate from the La Guitarra operation as well as some concentrates from other non-Luismin operations is also leached in the San Martin mill.  Gold and silver are recovered with zinc precipitation and refined to doré.  In 2002, the San Martin mill operated on a two-shift per day basis at an average rate of 778 tonnes per day and achieved recoveries of 60.1% silver and 96.8% gold.  Total production was 35,636 ounces of gold and 370,402 ounces of silver.

Environmental Upgrades to Tailings Management

The tailings at the San Martin operation are deposited in two active impoundment cells covering an area of approximately 10 hectares.  The cells are located in valley fill style construction with the containment structures built with the coarser higher density underflow from a cyclone operating at the tailings line discharge.  The highest area of the cell containment is currently 27 metres.

The San Martin structures have not had the benefit of detailed geotechnical or hydrological investigations prior to their construction.  There is insufficient data available to determine that the dam freeboard being maintained by the operation and design of the containment structure can accommodate extreme precipitation events.  In the recent operating history at San Martin, a waste rock buttress was added to the highest cell wall that had showed signs of slope failure.  The current tailings capacity is limited and construction of a third cell has been started.

Monitoring and water balances of the San Martin tailings operation indicate that seepage is occurring from the tailings area and that cyanide is evident in groundwater wells down gradient from the tailings cells.  The adjacent lands have recently been purchased and dewatering wells have been established to pump contaminated groundwater back to the mill circuit.  A trench to bedrock has also been excavated downstream of the tailing area to monitor seepage from the active tailings area and to supplement the wells for the collection of groundwater.  Based on an analysis of the sample data, a review of the tailings permeability and the quantity of solution being pumped back a geotechnical consultant concluded that the existing interception and collection system is intercepting most of the theoretical maximum seepage from the impoundment.  The Company has not obtained any indemnities from the vendors of Luismin against potential environmental liabilities that may arise from seepage occurring from the tailings area at the San Martin operation.

Consultants were selected and an evaluation plan was laid out in 2002 for the investigation into the tailings dam stability and for the development of options for dealing with the impoundment.  The field test work was completed in late 2002 and in early 2003 the development of options and designs will be undertaken.  Some remediation will be required to improve the factor of safety under dynamic conditions, evaluation of the options was underway in early 2003.

La Guitarra

Property Description and Location

The concessions cover three main northwest-southeast striking vein systems with the La Guitarra mine located on the central vein.  La Guitarra is owned and operated by Minas Arauco, S.A. de C.V. and covers 12,373 hectares.  Presently a royalty of 2% NSR is payable to Compania Minera Las Torres, S.A. de C.V. (“CMLT”) on production.  In 1997, Luismin signed an eight-year lease with CMLT with an extension option that Luismin intends to exercise.  The NSR will continue to be payable during the extension.  The concessions revert to CMLT upon expiration of the extension.  In April 2003, the Company agreed to sell its La Guitarra mine to Genco.  See “General Development of the Business – Acquisitions and Dispositions – Acquisition of Luismin”.

The La Guitarra mining concessions are located in the town of San Francisco La Albarrada, Municipality of Temascaltepec in the state of Mexico, 120 kilometres southwest of Mexico City.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

Access to the La Guitarra mine is by road 50 kilometres west from Mexico City to Toluca then 70 kilometres south to Temascaltepec.  The trip by vehicle from Mexico City is over paved highways, except for the last two kilometres, which is over a well graded gravel road.  The trip requires approximately 1.5 hours.

Climate

The climate is moderate, but humid with an average annual precipitation of 123.1 centimetres that occurs mainly in the summer months (June to September).  The average annual temperature is 18.2 degrees Celsius with monthly averages varying from 7.7 to 25.9 degrees Celsius.

Local Resources

Numerous small villages and ponds are found throughout the heavily pine forested countryside that together with the cooler climate and beautiful scenery make the area a popular Mexican tourist area.  Timbering, trout farms and the raising of livestock are the other main activities of the area.  This is a rural area.  Labour, banks, hospitals and universities are available in Toluca (50 kilometres away) or Mexico City (120 kilometres away).

Infrastructure

Infrastructure at the mine site is typical of small scale mines with offices, warehouses, repair shops and an analytical assaying laboratory.  Most of the mine personnel are contract labourers and live in the nearby villages.

Water is provided by mine drainage and electrical power (approximately 1.1 megawatts) is obtained from the Federal Power Commission.

Physiography

The La Guitarra mine is located in hilly, forested terrain with differences in elevation between the hilltops and valleys of 400 to 500 metres.

History

The La Guitarra deposit was discovered in 1555 and experienced considerable mining activity during the Colonial period.  Mining continued until the Mexican War of Independence (1810).  The mine then lay dormant until 1910 when the American Rincon Mining Company acquired the property and re-established mining operations which continued until 1940 when the mine again became dormant.

During 1972, the vein was explored by the subsidiary of a Canadian mining company, Cia. Tormex S.A., and in 1980, the Mexican mining company Fresnillo carried out extensive diamond drilling and drifting on the deposit.  In 1990, Cia. Minera Arauco (a wholly-owned subsidiary of Luismin) acquired the property from Penoles and carried out extensive exploration.  Luismin commenced mining in 1993 gradually increasing production through to 1999.

Geological Setting

La Guitarra is located within the Temascaltepec Mining District along a north-northwest trending silver-gold belt that contains the mining camps of Zacatecas, Aguascalientes, Guanajuato, El Oro and Tasco.

Three main northwest-southeast striking vein systems, or zones cut across the different rock types.  The host rocks range from the oldest of metasedimentary-metavolcanic sequences of phyllites, slates and schists of upper Jurassic age that have been intruded by Tertiary (Oligocene) rhyolites and granites and by Miocene ignimbrites.  Post mineralization Quatenary basalts (Trans-Mexican Volcanic Belt), overlie all the older rocks.  The three main vein systems are predominantly composed of quartz and are named from the southeast to the northwest: (1) Temascaltepec; (2) La Guitarra; and (3) El Coloso.  Although the three vein systems cut across different rock types, Luismin believes that the veins are part of a single major hydrothermal system.

The La Guitarra deposit consists of six main veins.  The Doncellas and the La Guitarra veins are the largest of the deposit and where the main orebodies are found.  In the most easterly part, the veins strike 120° to 135° changing to 95° westward, dipping 70° to 90° southwest and south, respectively.

The vein system outcrops along a strike length of more than 3.5 kilometres and has been explored to a depth of 500 metres.  The quartz veins are up to about 15 metres wide (averaging 5 metres) narrowing with depth and contain mineralized banded ore shoots that are 1 to 4 metres wide.  All veins converge into a single vein that is relatively continuous at depth.

Exploration

Exploration at the La Guitarra mine is confined to developing Mineral Resources/Mineral Reserves in the immediate area of the mine both along strike and at depth on the vein system and, as funds are available, exploration is also carried out by diamond drilling in the vein systems at Coloso and Temascaltepec.  Exploration is done in-house both by underground diamond drilling and by drifting.  Similar to the other producing properties of Luismin, Inferred Mineral Resources have been identified by extending known ore shoots beyond the area of Mineral Reserves.

Deposit Types and Mineralization

Deposit Types

La Guitarra is a polymetallic, low-sulphidation, epithermal deposit.  Typical of epithermal deposits, La Guitarra has the following characteristics:

•

formed near surface;

•

developed over considerable strike length but restricted in vertical extent;

•

vein hosted, formed in extensional tectonic setting;

•

main economic minerals gold and silver;

•

gangue mineral mainly quartz, lesser amounts of sulphosalts, pyrite and other sulphides; and

•

mineralization dominantly open space, banded crustiform, vuggy and drusy.

Mineralization

The mineralized zones at La Guitarra are very complex.  Brecciated and rebrecciated, the 1 to 4 metres thick mineralized zones pinch, swell and bifurcate over short distances within a large quartz vein (up to 20 metres) in width pinch, swell and bifurcate over short distances.  The veins consist of massive to crypto-crystalline quartz, commonly banded, containing silver sulphides, sulphosalts and electrum with minor amounts of pyrite and other sulphide minerals.

Three main stages of mineralization exist.  Stage I contains most of the base-metal mineralization of the deposit.  Stage II consists of four substages and is characterized by repetitive silica banding and brecciation and in terms of volume contains most of the precious metal mineralization.  Stage III has the highest silver-gold grades but is volumetrically minor.

Hydrothermal alteration around the veins at the La Guitarra deposit and neighbouring areas is weakly developed with propylitic alteration forming the outermost zone.  Kaolinite-illite-smectite alteration dominates the upper part of the deposit becoming quartz-sericitic in the vicinity of quartz-filled veins and veinlets.  Quartz-sericite halos develop around the veins but the intensity of the alteration is strong only in contact with the vein.

The veins were mineralized during hydrothermal activity associated with the volcanism of the Mexican Ignimbrite Belt (Sierra Madre Occidental).

Drilling

Two diamond drills are employed at the mine on a constant basis drilling exploration/development diamond drill holes.  Holes are logged in detail by mine geologists with the sampled intervals diamond sawn in half.  The half-core sampled intervals are sent to the mine assay laboratory for sample preparation and fire analysis.

WGM reviewed and examined the drill core and logging.  Core recovery generally was excellent at +95% recovery.  Core logging and sampling of intervals done professionally.

Sampling Method and Approach

WGM reviewed the two sampling methods carried out at La Guitarra, diamond drill core sampling and underground chip channel sampling.  Sampled intervals are cut on the basis of geology at and average length of 40 centimetres with a maximum sample interval at 1.5 metres for both drill core and channel samples.  Underground channel samples are taken across the mineralization at right angles to the vein/structure at 1.5 metre intervals.  Samples are chipped continuously along the channel at closely spaced intervals with chips of approximately equal size.  Samples are collected on a sampling canvas, rolled, coned and quartered to produce an approximate 2 kilogram sample that is sent to the mine assay laboratory for preparation and analysis.

Sample Preparation, Analysis and Security

Sample preparation, crushing, grinding, homogenizing and splitting procedures are the same as those at Luismin’s other San Dimas district mines.  The assayers are trained at the San Dimas mines and employ the same procedures at La Guitarra.  Approximately 120 samples are processed (fire assaying) daily at La Guitarra.

- # -

The assaying methods carried out at La Guitarra are adequate.  Duplicate assay samples return similar results and standard samples are also routinely fire assayed to check and control procedures.  However, at the La Guitarra laboratories, as at the other Luismin laboratories, more attention should be paid to maintain a cleaner working environment and provide for an air conditioner in the precious metal weighing room.  Nonetheless, samples from La Guitarra are sent on a routine basis to other Luismin laboratories and give similar results.  As at other Luismin laboratories, fire assay results are entered into the computer and the analytical results of the samples transmitted electronically to other offices at the mine.

Data Verification

WGM did not collect any individual samples to verify the silver-gold mineralization at the Luismin mines.  However, WGM did observe the gold-silver beads in the crucibles as taken from the fire assay furnace and their subsequent weighing.  WGM also observed the pouring of numerous doré bars and receipts of payment from the sale of the doré bars.

Approximately two years ago, 40 samples from La Guitarra were assayed at DMC Durango, Bondar Clegg and Barringer, as well as at the Tayoltita, San Antonio and San Martin laboratories.  The results showed excellent correlation between the La Guitarra laboratory and the other laboratories.

Mineral Reserves and Mineral Resources

Mineral Reserves and Mineral Resources are estimated using the CIM Standards.  See “Summary of Ore/Mineral Reserves and Mineral Resources – CIM Standard Definitions” above for CIM Standard definitions.

The following table sets forth the estimated Mineral Reserves for the La Guitarra mine as at December 31, 2002:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)(7)(8)

		Grade		Contained Metal
Category	Tonnes	Silver (grams per tonne)	Gold (grams per tonne)	Silver (ounces)	Gold (ounces)

Proven	36,000	303	2.65	396,200	3,000
Probable	60,000	390	2.97	753,300	5,700

Total	96,000	358	2.85	1,099,500	8,800

(1)

The Mineral Reserves for the La Guitarra mine set out in the table above have been estimated by Luismin and audited by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at WGM who are each qualified persons under NI 43-101.

(2)

Cut-off grades based on total operating cost were $57 per tonne.

(3)

All Mineral Reserves are diluted, a 10% dilution factor at a grade of 90 grams of silver per tonne and 0.6 grams of gold per tonne (the average grade of the wallrocks) is applied to all blocks.

(4)

The tonnage factor is 2.7 tonnes per cubic metre.

(5)

Cut-off values are calculated at a price of $4.50 per troy ounce for silver and $320 per troy ounce for gold.

(6)

A grade correction of -16% for silver and -10% for gold is used.

(7)

High grade assay values are cut by calculating the average grade of the block.  All samples above that average are cut to that grade and a new average grade is calculated for the block.

(8)

Numbers may not add up due to rounding.

For Mineral Resources defined by drilling, the average grade of the mineralized interval is reduced 15% to 45%, depending upon the following range of silver and gold values in the intervals:

	Range of Assay Values
g Ag/t	g Au/t	% cut

<200	<2	15
200 to 400	2 to 4	20
400 to 600	4 to 6	25
600 to 800	6 to 8	30
800 to 1,000	8 to 10	35
1,000+	10	45

Cautionary Note to United States Investors Concerning Estimates of Indicated and Inferred Resources

This section uses the terms “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The following table sets forth the estimated Indicated and Inferred Mineral Resources for the La Guitarra mine as at December 31, 2002:

Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)

(excluding Proven and Probable Mineral Reserves)

		Grade		Contained Metal
Category	Tonnes	Silver (grams per tonne)	Gold (grams per tonne)	Silver (ounces)	Gold (ounces)

Indicated	95,000	385	1.2	1,176,000	4,000
Inferred	2,300,000	484	2.0	35,371,000	145,000

(1)

The Inferred Mineral Resources for the La Guitarra mine set out in the table above have been estimated by Luismin and audited by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at WGM who are each qualified persons under NI 43-101.

(2)

Cut-off grades based on total operating cost were $57 per tonne.

(3)

All Mineral Reserves are diluted.  A mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.

(4)

The tonnage factor is 2.7 tonnes per cubic metre.

(5)

Cut-off values are calculated at a price of $4.50 per troy ounce for silver and $320 per troy ounce for gold.

(6)

Inferred Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

The same general parameters for extrapolation of Inferred Mineral Resources are used at La Guitarra as in the San Dimas district with Mineral Reserves only designated where developed along the mineralized shoot.  Extrapolation for Inferred Mineral Resources are 300 metres along strike by 300 metres down-dip, although the vein outcrops on surface and is exposed underground for more than 1,500 metres.  Veins, other than the La Guitarra vein, are extrapolated less than 300 metres with the distance based on knowledge of the vein, drill hole data and most importantly the vein outcrops on surface.

Reconciliation Between Reserves and Production

The WGM Report states that the overall reconciliation supports Luismin’s ongoing program of Mineral Reserve estimation and grade control.

Mining Operations

The La Guitarra mining and milling facility is the smallest of the Luismin operations with a rated capacity of 300 tonnes per day.  The site consists of a mill and tailings operation at the base of a hillside containing the gold and silver deposit.  The mine access is by tunnels into the hillside above the mill and tailings sites.  The La Guitarra mill processed 79,679 tonnes in 2002 at a grade of 3.58 grams of gold per tonne and 209 grams of silver per tonne.

The mineralization at the La Guitarra mine occurs in a 10 to 12 metres wide vein with the higher grade, mineable portion occurring as 1.5 to 3 metres shoots within the wider vein.  The vein is sub vertical with a dip of 85°.  Unlike the San Dimas operations, the La Guitarra mine dilution is comprised of lower grade mineralization that occurs in the vein surrounding the higher grade zone providing for better estimation and control of the mined grades than the San Dimas operations.

The mining at La Guitarra employs mechanized cut-and-fill with backfill supplied from underground development headings in waste as well as from surface excavations. Contractors are engaged in operating the mine as well as completing the mine development work.

Milling Operations

In 2002, La Guitarra mill averaged 218 tonnes per day with recoveries of 82.8% silver and 79.9% gold.  The La Guitarra mill flowsheet consists of fine crushing and ball milling followed by three stages of flotation.  The gold and silver is recovered to a flotation concentrate that is filtered and dried for shipment to the San Martin mill for leaching.

Environmental Upgrades to Tailings Management

The tailings at La Guitarra are stored in cells constructed of thickened tailings with decant towers to drain the tailings solutions for recycle to the mill.  The construction method included some compaction under the dams but seepage to the surrounding lands has occurred.  Some of the seepage is collected and recycled to the mill with the balance escaping to nearby wetlands and creeks.

No cyanide is used at La Guitarra and the quality of the tailings water is not monitored.  However, tailings decant water and seepage is known to have a reduced pH.  Seepage areas outside the tailings containment have red iron staining evident.

The mine water at La Guitarra has a pH of 2.5 with elevated concentrations of arsenic, lead and zinc.  All water in excess of the mill requirements is currently being released to the environment without treatment.  Installation of a water treatment facility for La Guitarra is included in the capital expenditures planned for reducing the environmental impact of the operations.  The Company has not obtained any indemnities from the vendors of Luismin against potential environmental liabilities that may arise from the release of acidic waters with elevated concentrations of arsenic, lead and zinc from the La Guitarra operations.

In the WGM economic analysis of the project, a total of $1.64 million has been included in the capital cost for La Guitarra during 2002 and 2003 to address the environmental issues.  The operating costs were increased by $75,000 per annum to provide for operation of the water treatment plant.  These costs have been derived from the reports prepared by SRK.

Exploration Properties

In addition to the five operating mines, Luismin owns or has an interest in 32 exploration properties throughout Mexico.  The properties range from the more advanced exploration stage to preliminary grassroots stage.  WGM has only visited one of these properties, but has completed a review of available data and held discussions with Luismin exploration staff.  The attached summarizes the geology and work completed on the properties.  Through 2002 there were 13 properties which were dropped and one exploration project was added to the group of projects.

Numerous mineral resource and several “mineral reserve” estimates have been reported for a number of the exploration projects.  Changing economic conditions and commodity prices, require that resource estimates done in the past be re-examined.  WGM has not reviewed the previous estimate methods and procedures, and therefore cannot comment on the classification of the resources/reserves quoted by Luismin for these properties.

Five of the properties are considered more advanced, twelve of the properties are in an intermediate stage, and the remainder are at a grassroots exploration level.

Of the 32 exploration properties, only one, the San Pedrito, is currently being explored by Luismin.  There are four properties which are subject to joint venture agreements.

San Pedrito Project

The only active exploration project in the entire package is the San Pedrito project, located 2 km north of Querétaro City, and 45 km west of the San Martin mine.  The San Pedrito project consists of numerous epithermal quartz-calcite veins containing high-sulphidation gold-silver mineralization hosted in andesite.  Drilling to date has focused on the Paulina vein, and totals 8,137 metres in 27 holes.  Luismin reports that it outlined an inferred resource of about 2.6 million tonnes grading approximately 306 grams of silver per tonne and 1.5 grams of gold per tonne using a $45 cut-off grade based on $5 per ounce of silver and $280 per ounce of gold.

Luismin operates the San Martin Mine about 40 km east of the San Pedrito project.  The San Martin suffers from low silver recoveries (54.7%), and preliminary test work has indicated that blending San Pedrito material with higher Ag:Au ratios with San Martin ore may improve silver recoveries up to 75%.

With the objective of supplying some higher Ag:Au ratio ore to the San Martin mill, in late 2001, Luismin began development of a decline towards the Inferred Resources.

A visit was made by V. Spring on January 20, 2003 to review the geology and sampling of the decline at San Pedrito.  Channel samples have been cut at 1.5 metre intervals across the strike along approximately 60 metres of the near vertical vein/structure.

Individual sample lengths along the channels which were based on geological considerations, varied from 0.2 to 0.8 metres, but should average near 0.4 metres in length.  The vein/structure is highly silicified and shows considerable pinching or swelling from widths of 1.0 to 2.0 up to 4.0 metres over very short strike lengths (1.5 metres).  The vein/structures also exhibit furcation and rejoining both along strike and downdip.  The structure/vein is highly fractured along the strike length containing numerous fine to coarse angular fragments suggesting multiple movements along the structure.  Mineral values also show considerable variation along strike over very short intervals however generally exhibit gold values in the range of 0.3 to 0.8 grams of gold per tonne and silver values in the range of 100 to 300 grams of silver.  Widths of the vein structure are quite variable but should average near 1 metre.

A grab sample of a visibly, highly mineralized section was collected by WGM during the visit to confirm the presence of precious metals but the sample was not collected to be representative of the mineralization of the vein/structure.  The sample was analyzed at the ALS laboratory in Vancouver, British Columbia, Canada.  The following values of interest were obtained from the laboratory:  12.0 grams of gold per tonne; 1,245 grams of silver per tonne; 2.70% copper; 8.53% lead and 6.46% zinc.  This sample although taken at a high grade interval confirms the presence of precious metals in the vein/structure.

A calculation of the average grade(s) and average width of the vein/structure of the decline sampled interval had not been completed at the time of the visit.

If the development is successful in identifying mineral reserves, mining will commence and the ore will be hauled over paved public highways approximately 65 road kilometres east to the San Martin mill.

Markets and Contracts

The gold and silver doré in the form of bullion produced from the mines is shipped to the Johnson Matthey refinery in Salt Lake City, Utah.  The terms of the refinery contract provide for payment of 99.8% of the gold and silver content with treatment charges of $0.14 per troy ounce of doré and refining charges of $1.00 per troy ounce of gold.  Payment is due after 20 days following receipt of the bullion at the refinery.

The Luismin doré is a clean product with few impurities.  In addition to the current refinery used by Luismin, there are numerous other refineries around the world which could be used to process the doré.

Luismin has used hedging in the past to considerable advantage in sales prices realized but reduced all hedge positions after September 2001.

Capital Costs

Capital costs for the Luismin operations have been developed for a ten year operating life that includes mining and processing the Inferred Mineral Resources.

In addition to the capital costs to sustain the existing operations, there are a series of capital expenditures required to achieve planned increases in production as well as to address environmental deficiencies that have been identified.  The capital expenditures planned for the next five years are required for environmental work at all existing operations and expansions of production capacity at Tayoltita and San Martin.  Expenditures are also planned to bring the San Pedrito deposit into production to supply ore to the San Martin mill.

Capital Expenditures for Environmental Mitigation and Expansion

The environmental capital expenditures planned for the next five years are primarily for remediation work on existing tailings operations at the five mine sites that was identified by an environmental due diligence review completed by SRK for Wheaton River in February 2002.  The cost estimates completed by SRK for the environmental work were developed with limited geotechnical or environmental data.  For this reason a range of costs were estimated to complete the remediation work as well as develop tailings management facilities for future operations.  For the purposes of the economic analysis of the Luismin operations completed in the WGM Report, WGM has assumed that the average of the cost estimates by SRK will be required for the environmental work that has been identified.  The capital expenditure of $11.1 million for the environmental work is planned for the 2003 to 2006 period.

Some of the environmental work that was identified by SRK at San Martin for control of seepage to the groundwater has already been undertaken by Luismin.

Capital Expenditures for Expansion of Production

The capital requirements to meet the planned changes and expansions to the operations have been estimated by the Luismin internal engineering group.  The capital is required to replace the San Antonio milling operations with a central milling facility at Tayoltita.  The Tayoltita mill capacity is planned to increase in two increments in 2003 and in 2004 to a total installed capacity of 2,100 tonnes per day.  This represents an increase of 62% from the current capacity of 1,200 tonnes per day.  The estimated cost for the mill expansion is $4.6 million and is primarily for additions to the existing mill flowsheet.

In early 2002, Luismin entered into a lease purchase arrangement for four drill jumbos for the San Dimas operations which will represent a 100% increase in the drilling capacity, for the three mining operations that supply the Tayoltita milling operation.  Additional expenditures are planned in the 2003 to 2006 period for expansion of Mineral Reserves and the mining capacity at San Antonio, Santa Rita and Tayoltita.

An increase in mining and milling capacity at San Martin is also planned and related to the capital investment in the Tayoltita mill because it requires transfer of some process equipment to the San Martin mill.  The additional tonnage for the San Martin mill will be supplied from the San Pedrito mine currently in development and will require the ore to be trucked 65 kilometres.  The increase in production is planned to start in 2004.  Capital expenditures of $7.6 million are budgeted for San Martin over the next five years to expand the capacity from 800 tonnes per day to 1,200 tonnes per day and bring the San Pedrito satellite mine into production.

Taxes

Corporations in Mexico are taxed only by the Federal Government.  Mexico has a general system for taxing corporate income, ensuring that all of a corporation’s earnings are taxed only once, in the fiscal year in which profits are obtained.  There are two federal taxes in Mexico that apply to the Luismin operations; an asset tax and a corporate income tax.  Corporations have to pay a federal tax on assets at 1.8% of the average value of assets less certain liabilities.  Corporate income tax is credited against this tax.  Mexican corporate taxes are calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions.  The current corporate tax rate in Mexico is 34% (in 2003), decreasing to 32% in 2005.

Statutory Profit Sharing

Under Mexican Federal Labour Law, Luismin has to distribute a 10% annual profit sharing to its employees based on taxable income.  The profit sharing is not deductible when calculating corporate tax.  Historically, profit sharing has been minimized through the use of contractors rather than employees.

Production Estimates

WGM prepared a production schedule for the Luismin mining operations for the period from 2002 to 2008 based on the Proven and Probable Mineral Reserves only, in accordance with NI 43-101.  Historically, Luismin sustained the operations with the conversion of a high percentage of Inferred Mineral Resources to Mineral Reserves and, on that basis, Luismin currently has a capital investment plan to reduce operating costs and increase production.  If future operations were to be limited only to the current Proven and Probable Mineral Reserve base, the current capital expenditure plan would be considerably reduced.

The production schedule, based on mining all of the current Proven and Probable Mineral Reserves over a six year period, demonstrated the economic viability of the Mineral Reserves.  There is no provision in the production schedule for any future Mineral Reserves delineated by Luismin’s ongoing exploration.

The current Luismin mine plan includes Inferred Mineral Resources and an expansion plan to reduce operating costs and increase production.  This production forecast extends over a period of ten years and more accurately reflects the return that can be expected for the capital expenditure currently planned.  The ten year production schedule requires the inclusion of Inferred Mineral Resources in the latter part of the period.  In total, approximately 68% of planned production in the ten year forecast is based on Inferred Mineral Resources.  There is no assurance that the Inferred Mineral Resources will be converted into Mineral Reserves.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.  Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.  The ten year production schedule is a preliminary assessment which is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as Mineral Reserves.  There is no certainty that the preliminary assessment will be realized.

WGM has previously considered the Luismin production and supported a schedule that includes Inferred Mineral Resources based on the following:

•

Production has been sustained from the San Dimas deposits for more than 100 years;

•

Luismin has been successfully conducting the mine operations at San Dimas for 18 years;

•

Capital investment of approximately $25 million is currently planned by Luismin for a 30% production increase over the next 5 years (2002 to 2006);

•

WGM believes that Luismin has successfully demonstrated that there is a high probability that Inferred Mineral Resources will be converted into Mineral Reserves;

•

In the main production area at San Dimas, Luismin has been able to achieve a conversion of about 90% of the Inferred Mineral Resources into Mineral Reserves;

•

In the secondary production areas at San Martin and La Guitarra, Luismin has been able to achieve a conversion of more than 100% of the Inferred Mineral Resources into Mineral Reserves;

•

Luismin operating practice has been to convert Mineral Resources into Mineral Reserves after drifting in the mineralization and completion of sampling and mining of the headings; and

•

Due to the combination of ever expanding production requirements, limited access to capital, the well understood geology and economic zone of the mineralization, and the historical success of the operations, Luismin has not supported their mine development and Mineral Reserve definition with a high level of diamond drilling prior to mining.  This has resulted in a disproportionate level of Mineral Reserve definition prior to mining.

The Luismin mines are currently on a significant capital investment program that will consolidate production, upgrade tailings management at all mines and achieve a lower cost structure in the future operations.  WGM believes that a production schedule for Luismin for any period less than ten years is not completely representative of the financial state of the Luismin operations.

Wheaton River does not as a matter of course make public projections as to future sales, earnings or other results.  The preliminary assessment included in this annual information form has been prepared by Luismin and has been extracted from the WGM Report.  The preliminary assessment has been included in this document based on the requirements of Canadian securities regulations and were not prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the Canadian Institute of Chartered Accountants or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

The projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments.  While presented with numerical specificity, the projections were not prepared by WGM on behalf of the Company in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by WGM with respect to, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, cost of goods sold, operating and other revenues and expenses, capital expenditures and working capital of the Company or Luismin, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate, and actual results may be materially greater or less than those contained in the projections. For these reasons, as well as the bases and assumptions on which the projections were compiled, the inclusion of such projections herein should not be regarded as an indication that the Company, or any of its respective affiliates or representatives, considers such information to be an accurate prediction of future events, and the projections should not be relied upon as such. None of such persons assumes any responsibility for the reasonableness, completeness, accuracy or reliability of such projections. No party nor any of their respective affiliates or representatives has made, or makes, any representation to any person regarding the information contained in the projections and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions are shown to be in error.

Golden Bear Mine

Wheaton River owns the Golden Bear Mine in northwestern British Columbia through its 89.7% controlled subsidiary, North American Metals Corp.  The Golden Bear Mine was a seasonal operation that operated from about April to October annually.  All mining was completed at the end of the 2000 operating season.  In 2001, 88,943 tonnes of the Kodiak B stockpiled ore grading 8.8 grams of gold per tonne were crushed and stacked, but the main activity was leaching the ore stacked on the Totem Creek pad from the 2001 and previous seasons.  The Golden Bear Mine produced 33,711 ounces in 2001, its last year of commercial production.  Reclamation activities began in 2000 and have continued through 2001 and 2002. Reclamation is anticipated to continue until 2006 and consists of activities such as the removal of plant and equipment, re-sloping of dumps, re-vegetation and closure of the access road.  Funding will be provided from a reclamation deposit and cash held by the government under a safekeeping agreement, sale of mine site equipment and the balance from working capital.

Reclamation of the Golden Bear Mine continued in 2002.  During the process of rinsing the heap leach pads in 2002 the operation produced 2,262 ounces of gold.  Asset sales also continued in 2002.

ITEM 5

SELECTED CONSOLIDATED FINANCIAL INFORMATION FOR WHEATON RIVER

The following tables set forth selected consolidated financial information of the Company for the financial years ended December 31, 2002, 2001 and 2000.  The following summary of selected consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Company’s consolidated financial statements, including the notes thereto, and Management’s Discussion and Analysis included in the Company’s 2002 Annual Report to Shareholders which can be viewed at www.sedar.com.  The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States.  See Note 18 to the audited consolidated financial statements of the Company.  The Company uses the United States dollar as its reporting currency.  All financial data presented below is in thousands of dollars, except per share data.

Annual Information

Statement of Operations Data

	Years Ended December 31
	2002	2001	2000

Sales	$34,693	$9,010	$28,608
Earnings from mining operations	12,235	1,503	8,887
Net earnings (loss)	5,602	(10,733)	7,211
Diluted earnings (loss) per share	0.04	(0.18)	0.14

Balance Sheet Data

	As at December 31
	2002	2001

Total assets	$152,098	$21,207
Total long-term liabilities	34,132	3,831
Shareholders’ equity	108,054	16,316

Quarterly Information

- # -

	2002				2001
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Sales	$—	$915	$15,840	$17,938	$—	$2,010	$ 6,914	$86
Earnings from mining operations	—	232	5,750	6,253	—	488	818	197
Net earnings (loss)	262	1,814	949	2,577	(1,229)	(395)	(11,774)	2,665
Basic earnings (loss) per share	0.00	0.02	0.01	0.01	(0.02)	(0.01)	(0.22)	0.04
Diluted earnings (loss) per share	0.00	0.02	0.00	0.01	(0.02)	(0.01)	(0.22)	0.04

Dividends

The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the common shares (the “Common Shares”) in the capital of the Company in the foreseeable future.  Any determination to pay any future dividends will remain at the discretion of the Company’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.  The Company has not paid any dividends since its incorporation.

ITEM 6

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to pages 3 through 14 of the Company’s 2002 Annual Report to Shareholders under the heading “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and Note 16 “Commitments” of the Notes to the audit consolidated financial statements of the Company, which are incorporated herein by reference and can be viewed at www.sedar.com.

ITEM 7

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX under the symbol “WRM” and on the AMEX under the symbol “WHT”.

The common share purchase warrants issued upon exercise of the special warrants of the Company issued on May 30, 2002 are listed and posted for trading on the TSX under the symbol “WRM.WT” and on the AMEX under the symbol “WHT.WS.  The Series “A” common share purchase warrants issued upon exercise of the subscription receipts of the Company issued on February 27, 2003 are listed and posted for trading on the TSX under the symbol “WRM.WT.A” and on the AMEX under the symbol “WRM.WS.A”.

- # -

ITEM 8

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, position held with the Company, principal occupation and number of shares beneficially owned by each person who is a director and/or an executive officer of the Company.  The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at April 30, 2003.

- # -

Name and Municipality of Residence	Position with the Company	Principal Occupation	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised

Ian W. Telfer (4) West Vancouver, British Columbia	Chairman, Chief Executive Officer and a Director since May 2001	Chairman and Chief Executive Officer of Wheaton River	340,000 (5)

Ian J. McDonald (1) (3) (4) Toronto, Ontario	Director since March 1990	Chairman and Director of Glencairn Gold Corporation	213,205 (6) (7)

Frank Giustra (1) (2) (3) West Vancouver, British Columbia	Director since May 2001	Chairman of Endeavour Financial Corporation and Chairman of Lions Gate Entertainment Corp.	2,400,000 (8) (10)

Neil Woodyer (1) (2) (3) West Vancouver, British Columbia	Director since May 2001	Managing Director of Endeavour Financial Corporation	Nil (9)(10)

Antonio Madero (2) Mexico City, Mexico	Director since June 2002	Chairman and Chief Executive Officer of Sanluis Corporación S.A. de C.V.	Nil (11)

Eduardo Luna (4) Mexico City, Mexico	Executive Vice President and Director since June 2002	Executive Vice President of Wheaton River and President of Luismin (18)	Nil (12)

T. Derek Price Vancouver, British Columbia	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer of Wheaton River	546,104 (13)

Peter Barnes North Vancouver, British Columbia	Executive Vice President	Executive Vice President of Wheaton River	9,700 (14)

R. Dennis Bergen Abbotsford, British Columbia	Vice President, Development	Vice President, Development of Wheaton River	157,561 (15)

Russell Barwick Sydney, Australia	Executive Vice President	Executive Vice President of Wheaton River	Nil (16)

Paul M. Stein Toronto, Ontario	Secretary	Partner, Cassels Brock & Blackwell LLP (law firm)	140,200 (17)

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Corporate Governance and Nominating Committee.

(4)

Member of the Environmental and Safety Committee.

(5)

Mr. Telfer also owns warrants to purchase 235,000 Common Shares and  options to purchase 2,750,000 Common Shares.

(6)

Mr. McDonald also owns warrants to purchase 37,500 Common Shares and options to purchase 450,000 Common Shares.

(7)

Glencairn Gold Corporation owns 960,001 Common Shares and warrants to purchase 200,000 Common Shares.  Mr. McDonald is a Director of the Company and a Director of Glencairn Gold Corporation.

(8)

Mr. Giustra also owns warrants to purchase 1,350,000 Common Shares and options to purchase 550,000 Common Shares.

(9)

Mr. Woodyer holds options to purchase  550,000 Common Shares.

(10)

Endeavour Mining Capital Corp., a company managed by Endeavour Financial Corporation, owns 2,050,000 Common Shares and warrants to purchase 6,122,500 Common Shares.  Mr. Woodyer is Managing Director of Endeavour Financial Corporation and Mr. Giustra is Chairman of Endeavour Financial Corporation.

(11)

Mr. Madero holds options to purchase 450,000 Common Shares.  Compania Minera, S.A. de C.V., a subsidiary of Sanluis Corporación S.A. de C.V., owns 9,084,090 Common Shares and warrants to purchase 11,355,113 Common Shares.  Mr. Madero is a Director of the Company and Chairman and Chief Executive Officer of Sanluis Corporación, S.A. de C.V.

(12)

Mr. Luna holds options to purchase 1,000,000 Common Shares.

(13)

Mr. Price also owns warrants to purchase 160,000 Common Shares and options to purchase 378,624 Common Shares.

(14)

Mr. Barnes also holds options to purchase 450,000 Common Shares.

(15)

Mr. Bergen also owns warrants to purchase 10,000 Common Shares and options to purchase 357,000 Common Shares and exercises control over warrants to purchase 3,750 Common Shares.

(16)

Mr. Barwick holds options to purchase 450,000 Common Shares.

(17)

Mr. Stein also owns warrants to purchase 106,250 Common Shares and options to purchase 60,000 Common Shares.

(18)

Prior to the Company’s acquisition of Luismin in June 2002, Mr. Luna had been the President of Luismin for the previous ten years and continued in such position following the acquisition of Luismin.

Each of the foregoing individuals has held his present principal occupation with the same company set opposite his name for the past five years, except for:  Mr. Telfer who, from January 2001 to July 2001, was Vice Chairman of itemus inc., from February 2000 to January 2001, was Chairman of itemus inc. and, from April 1993 to February 2000, was President and Chief Executive Officer of Vengold Inc.; Mr. McDonald who, from February 1991 to September 2001, was Chairman and Chief Executive Officer of the Company; Mr. Barnes who, from September 1996 to March 2002 was Chief Financial Officer of Crew Development Corporation and from October 2000 to March 2002 was President and Chief Financial Officer of Crew Development Corporation; and Mr. Barwick who, from July 2000 to October 2001 was Managing Director and Chief Executive Officer of Newcrest Mining Limited and from July 1996 to July 2000 was a Director of Placer Dome Asia Pacific.

Directors are elected at each annual meeting of the Company’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

As at April 30, 2003, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 3,806,770 Common Shares, representing approximately 1% of the total number of Common Shares outstanding before giving effect to the exercise of warrants or options to purchase Common Shares.

Corporate Cease Trade Orders or Bankruptcies

No director, officer, promoter or other member of management of the Company is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Ian Telfer who was a Vice-Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company, or persons who, as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies.

In May 2001, the Company entered into an agreement (the “Management Services Agreement”) with Endeavour Financial pursuant to which Endeavour Financial agreed to assist the Company to find and finance acquisitions and mergers for the Company.  The original agreement was to expire in May 2002, however, it was subsequently extended on a month to month basis.  The Management Services Agreement requires the Company to pay to Endeavour Financial $10,000 per month and a success fee to be negotiated based on the value of any acquisitions, dispositions or financings undertaken by the Company.  In June 2002, Endeavour Financial received a success fee equal to $1,200,000 in connection with the acquisition of Minas Luismin, S.A. de C.V.  In March 2003, Endeavour Financial received a fee of $643,000 for financial advisory services in connection with the acquisition of an indirect 25% interest in the Alumbrera Mine and a 100% interest in the Peak Mine and the private placement of 230,000,000 subscription receipts.  A director of the Company, Neil Woodyer, is Managing Director of Endeavour Financial and another director of the Company, Frank Giustra, is Chairman of Endeavour Financial.

In October 2002, the Company sold the Bellavista Project to Glencairn in exchange for cash of $250,000 and 750,000 common shares of Glencairn with a fair value at the date of sale of $207,000.  The Company and Glencairn have one common director.

Endeavour Mining Capital Corp. (“Endeavour Mining”) has provided Northern Orion with a $3 million term loan.  Northern Orion has agreed to participate with the Company in the acquisition of BHP Billiton’s 25% interest in the Alumbrera Mine.  See “General Development of the Business – Acquisition and Dispositions – Proposed Acquisition of Additional Interest in the Alumbrera Mine.”  This loan was provided on commercial terms and may be converted prior to maturity, at Endeavour Mining’s option, into Northern Orion common shares at Cdn$0.20 during the first six months of the loan or Cdn$0.175 during the second six months.  In connection with this loan, Endeavour Mining was also granted 3,000,000 Northern Orion common share purchase warrants exercisable at Cdn$0.15 for 24 months.  Endeavour Mining is managed by Endeavour Financial.  Mr. Woodyer is Managing Director of Endeavour Financial and Mr. Giustra is Chairman of Endeavour Financial and both Messrs. Woodyer and Giustra are directors of the Company.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ITEM 9

ADDITIONAL INFORMATION

The Company will also provide to any person upon request to the Chief Financial Officer of the Company:

(a)

when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

(i)

one copy of the Company’s annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

(ii)

one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor and one copy of any interim financial statements of the Company that have been filed for any period subsequent to its most recently completed financial year;

- # -

(iii)

one copy of the Company’s information circular in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

(iv)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

b)

at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of the Company.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, as applicable, is contained in the Company’s management information circular dated May 2, 2003.  Additional financial information is provided in the Company’s consolidated comparative audited financial statements for the fiscal year ended December 31, 2002.

- # -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and the related notes thereto.  All figures are in United States dollars unless otherwise noted.

Wheaton achieved substantial growth during 2002 to become a significant producer of gold and other precious metals with the acquisition of the Luismin SA de CV mining operations in Mexico on June 19, 2002.

Wheaton is engaged in gold mining and related activities including exploration, extraction, processing, refining and reclamation.  The Company, through its wholly-owned subsidiary Luismin, operates in Mexico and all 2002 production is derived from these operations.  Prior to 2002 production was derived from the Golden Bear Mine in Canada.  The last season of commercial production at the Golden Bear Mine was 2001 and reclamation of the site is in process.

The Company has ongoing exploration activities in Mexico.  The Company also carried on exploration activities in Canada during 2002, however these activities have now ceased.

On March 18, 2003, the Company acquired the Peak Gold Mine in Australia and a 25% indirect interest in the Alumbrera Mine in Argentina which produces gold and copper.  Total cash consideration was $210,000,000 which was funded by the issue of shares and share purchase warrants.

On March 25, 2003 the Company announced that it had exercised its pre-emptive rights to acquire an additional 25% interest in the Alumbrera Mine for consideration of $180,000,000.  The Company expects to acquire this 25% interest in conjunction with an arm’s length third party such that each will acquire a 12.5% interest in Alumbrera.  The Company expects to finance its 12.5% interest with debt and does not anticipate issuing additional equity.

2002 Financial Highlights

·

Revenue more than tripled to $34,693,000 in 2002 compared to $9,010,000 in 2001 (2000 - $28,608,000).

·

Earnings from mining operations increased significantly to $12,235,000 in 2002 compared to $1,503,000 in 2001 (2000 - $8,887,000).

·

2002 gold equivalent sales were 106,337 ounces compared to 33,711 ounces in 2001 (2000 - 94,522 ounces).

·

Total cash costs in 2002 were $182 per gold equivalent ounce compared to $173 per ounce in 2001 (2000 - $187 per ounce).

·

Net earnings were $5,602,000 ($0.04 per share) in 2002 and include the Company’s Luismin operations in Mexico from June 19 to December 31, 2002.  This compared with a net loss of $10,733,000 ($0.18 per share) in 2001 (2000 – net earnings of $7,211,000 ($0.14 per share)).

Change in Reporting Currency and Critical Accounting Policies

In 2002, following the purchase of Luismin, the United States dollar was determined to be the functional currency of the Company.  At the same time, the United States dollar was adopted as the reporting currency.  Prior to this change, the Canadian dollar had been used as the measurement and reporting currency.  Under Canadian accounting principles, the Company’s consolidated financial statements for the years ended December 31, 2001 and 2000 have been translated into United States dollars using the Canadian dollar exchange rate at March 31, 2002 of $1 to Cdn.$1.5935.

The Company has identified four accounting policies that are important to understanding its historical and future performance.  These critical accounting policies relate to revenue recognition, exploration and development expenses, property, plant and equipment and provision for reclamation.  See Note 2 to the Company’s consolidated financial statements for a description of its other significant accounting policies.

In 2002 the Company changed its accounting policy with respect to revenue recognition.  Under the Company’s current accounting policy, revenue from precious metal sales is recognized in the accounts when title and risk passes.  This policy has been applied retroactively, however, due to the seasonal nature of operations at Golden Bear Mine, there is no effect on earnings due to the change in this policy.  Previously, revenue was recognized when precious metal doré was available for delivery.

In 2002 the Company changed its accounting policy with respect to exploration and development expenses.  As a result, property acquisition costs are capitalized, and exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically feasible.  Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.  Previously the Company’s policy was to capitalize acquisition, exploration and development costs for non-producing properties until the property achieved commercial production or was abandoned.  Accumulated costs relating to abandoned properties were expensed in the year of abandonment.  This change in accounting policy has been applied retroactively and had the effect of increasing (decreasing) the following:

(in thousands)	2001	2000

Net loss	$(4,375)	$-
Net earnings	-	(512)
Opening deficit	4,375	3,863
Closing deficit	-	4,375
Property, plant and equipment	-	(4,375)

Property, plant and equipment are carried at cost, including acquisition costs and exploration and development costs incurred subsequent to an economic feasibility study, less accumulated depreciation and depletion and write-downs to recognize impairments in value.  Depletion of mine properties is charged on a units-of-production basis over proven and probable reserves and the portion of resources expected to be converted to reserves based on past results.  Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives, over three to forty years.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value.  Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs.  If it is determined that the future net cash flows from an operation or development property are less than the carrying value then a write-down is recorded with a charge to operations.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements. The fair value of the reclamation and closure expenses estimated for Luismin were recorded as a liability on acquisition.  Fair value was determined as the discounted future cash expenditures.  Additional charges to operations on a units-of-production basis are made to fully accrue reclamation and closure expenses over the lives of the operations. Golden Bear Mine estimated reclamation and closure expenses have been fully accrued at December 31, 2002.

Results of Operations

	2002	2001	2000
Sales (gold equivalent ozs)	106,337	33,711	94,522
Sales ($000s)	$34,693	$9,010	$28,608
Realized price ($/gold equivalent oz)	$326	$278	$325

Wheaton acquired Luismin, a Mexican gold and silver producer that owns three mining operations (San Dimas, San Martin and La Guitarra), on June 19, 2002.  Sales in 2002 were generated by Luismin while 2001 and 2000 sales were generated by the Golden Bear Mine in Canada.  The 2002 average realized price was approximately 17% higher than that realized in 2001 due to the Company’s hedging activities and being exposed to higher gold prices in 2002.  Luismin completed all hedging activities in 2002 and remains unhedged in 2003.  Average realized prices in 2001 were approximately 14% lower than 2000 due to lower gold prices and fewer forward sales contracts than in 2000.  Hedging activities contributed $8 per ounce in 2002 compared to a contribution of $6 per ounce in 2001.  Sales in 2001 were lower than 2000 because mining was completed at Golden Bear in 2000 when the ore was depleted and production in 2001 was limited to stockpiled ore.

	2002	2001	2000
Cost of sales ($000s)	$19,355	$5,452	$15,521
Total cash costs ($/gold equivalent oz)	$182	$173	$187

Total cash costs per gold equivalent ounce in 2002 resulted from Luismin operations and in 2001 and 2000 results were from the Golden Bear Mine.  The costs at Golden Bear during 2001 were lower as all mining activity had been completed and only ore from stockpiles was processed.  The decrease in cash operating costs for 2001 compared to 2000 resulted from improved gold recoveries and lower labour, supplies, maintenance and mine administrative costs.

Depreciation and depletion in 2002 was $3,028,000 compared to $324,000 in 2001 and $3,283,000 in 2000.  The increased amortization in 2002 compared to 2001 results from the Luismin assets acquired in 2002.

Reclamation and mine closure costs recorded in 2002 were $47,000 and represent costs accrued for the Luismin mines compared to $1,516,000 accrued in 2001 for reclamation work at the Golden Bear Mine site.  There were no reclamation and mine closure costs accrued in 2000 as, based on management information at that time, all such costs were fully accrued.

General and administrative expense increased to $6,329,000 in 2002 compared to $2,516,000 in 2001 (2000 - $1,377,000).  General and administrative expense in 2002 included $3,900,000 related to the Luismin operations.  Otherwise, costs were comparable with 2001.  The 2001 increase was principally due to higher consulting and legal expenses.

Exploration expense was $2,126,000 in 2002 of which $1,101,000 was incurred to explore several flow-through joint venture projects in Canada.  The Company also incurred $378,000 on the Luismin projects, $616,000 on the Bellavista Project and $31,000 on project investigations.  Exploration expense was $340,000 in 2001 of which $222,000 was incurred investigating project opportunities and $105,000 was incurred on the Red Mountain Project.  During 2000 exploration expense of $700,000 included $113,000 to investigate project opportunities, $527,000 to advance the Red Mountain Project and $60,000 for work on the Golden Bear Mine.

Interest and finance fees in 2002 of $487,000 were incurred as part of a bank financing related to the Luismin acquisition that was not drawn down.  This bank financing was not required when a special warrant financing was oversubscribed.  Interest and financing fees of $13,000 and $27,000 were incurred in 2001 and 2000, respectively.

During 2001, Wheaton incurred aggregate non-cash write-downs of $8,707,000 in respect of the carrying value of its mineral properties.  Included were write-downs of the George Lake Project in the amount of $2,318,000 and the Red Mountain Project for $88,000 to recognize the net realizable value on sale of these projects.  The Bellavista Project was also written down by $6,301,000 to reflect the low gold prices during 2001.  In 2002 the Company sold the Red Mountain project to Seabridge Gold Inc. for 800,000 common shares of Seabridge and the Bellavista Project to Glencairn Gold Corporation in exchange for $270,000 and 750,000 common shares of Glencairn.  In 2001, the Company sold its George Lake Project to Kinross Gold Corporation (“Kinross”) in consideration for 4,000,000 common shares of Kinross with a value of $2,636,000 on closing.

Wheaton incurred a one-time restructuring expense of $1,501,000 in 2001 resulting from severance for certain directors, officers and employees and the closure of the Toronto office.

Other income	2002	2001	2000
Interest income	$480	$561	$544
Gain on sale of marketable securities	3,593	-	11
Gain on sale of property, plant and equipment	1,090	299	136
Other items	(293)	160	(24)
	$4,870	$1,020	$667

The gain on sale of marketable securities in 2002 resulted from the sale of 3,250,000 Kinross shares and 800,000 Seabridge shares.  Gain on sale of property, plant and equipment in 2002 includes an $823,000 gain on the sale of the Company’s interests in Canadian flow-through joint venture projects, a $279,000 gain on the sale of the Red Mountain Project and a $136,000 gain on the sale of the Bellavista Project.  Other items in 2002 represented mostly restructuring costs for severances paid to employees in Mexico and foreign exchange.  The gain on the sale of property, plant and equipment in 2001and 2000 resulted from the sale of Golden Bear Mine equipment.  Other items in 2001, of $160,000, represents mostly foreign exchange.

In 2002 the Company recorded income tax expense of $2,453,000 which represents future income tax expense of $2,606,000, offset by a $153,000 recovery of British Columbia mineral tax and Canadian federal tax on capital.  Amounts recorded as income taxes of $154,000 and $198,000 in 2001 and 2000 respectively, were for British Columbia mineral tax and Canadian federal tax on capital.  Other provincial and federal income taxes were nil due to the existence of loss carry forwards.

Liquidity and Capital Resources

Cash increased by $21,201,000 in 2002 and resulted in a balance of $22,936,000 at December 31, 2002 compared to $1,735,000 in 2001.

Operating activities generated cash of $4,361,000, $1,691,000 and $9,056,000 in 2002, 2001 and 2000, respectively.

Financing activities provided cash of $79,238,000 during 2002, including $2,421,000 from the exercise of warrants and share purchase options.  Also during 2002, the Company completed a special warrants private placement for gross proceeds of $82,068,000 whereby 110,000,000 special warrants were issued at a price of Cdn$1.15 per unit.  Issue costs totalled $5,251,000.  These special warrants were converted to 110,000,000 common shares and 55,000,000 common share purchase warrants on completion of the Luismin purchase.  Each common share purchase warrant entitles the holder to acquire one common share of the Company at a price of Cdn$1.65 per share until May 30, 2007.

Financing activities during 2001 provided cash of $3,497,000.  Included in this amount was an 11,000,000 special warrants private placement for gross proceeds of $3,456,000.  The special warrants were exchanged, for no additional consideration, into one common share and one common share purchase warrant subsequent to closing the financing.  Each common share purchase warrant is exercisable into one common share at a price of Cdn.$0.75 per share until May 23, 2003.  The Company spent $1,108,000 of these proceeds on exploration eligible for flow-through expenditures in 2002.

Investing activities in 2002 required cash of $62,398,000 net of $13,013,000 generated from the maturity of short-term money market instruments, $250,000 generated from reclamation deposits, $6,169,000 proceeds from the sale of Kinross and Seabridge shares and $270,000 proceeds from the sale of a subsidiary and the related Bellavista project.  In addition, the Company invested $76,886,000 to acquire the Luismin assets.  The Company invested a total of $5,214,000 in property, plant and equipment including $4,681,000 for mine development and plant and equipment at the Luismin mines, $323,000 related to potential acquisitions and $210,000 for head office leasehold improvements, furniture and equipment.  Investing activities in 2001 required $14,486,000 and included $13,013,000 in short-term money market instruments, $1,295,000 for property, plant and equipment at the Bellavista Project and $457,000 in reclamation deposits.  In 2000 investing activities required $5,801,000.  Property, plant and equipment expenditures totalled $5,820,000 and included $3,136,000 for construction, engineering and permitting to advance the Bellavista Project, $2,816,000 for development of the Kodiak B deposit and proceeds of $136,000 from the sale of Golden Bear Mine equipment.  Also in 2000 the Company purchased all of the shares of Kit Resources Ltd. not previously owned by the Company for 11,809,739 common shares valued at $4,225,000.

Differences in Generally Accepted Accounting Principles Between Canada and the United States

In 2002 net earnings under Canadian GAAP were $5,602,000 compared to net earnings of $4,809,000 under United States GAAP.  Additional depreciation and depletion of $1,166,000 and the tax effect of $373,000 from these adjustments decreased net earnings under United States GAAP.

In 2001 the net loss under Canadian GAAP was $10,733,000 compared to a net loss of $11,183,000 under United States GAAP.  The foreign exchange translation adjustment of $309,000, additional depletion of interest expense previously capitalized of $87,000, additional write-down of mineral property of $193,000 and a $4,000 tax effect of adjustments increased the loss under United States GAAP.  Additional income relating to the accounting for derivative instruments of $143,000 decreased the net loss under United States GAAP.

In 2000 net earnings under Canadian GAAP were $7,211,000 compared to net earnings of $7,102,000 under United States GAAP.  A foreign exchange translation adjustment of $540,000 increased net earnings and additional depletion of previously capitalized interest expense of $285,000, additional expense relating to the accounting for derivative instruments of $350,000 and the tax effect of $14,000 from these adjustments decreased net earnings under United States GAAP.

Under United States GAAP, depletion expense is calculated in reference to proven and probable reserves only, whereas under Canadian GAAP, depletion expense is calculated in reference to proven and probable reserves and a portion of resources.  Under United States GAAP, a change in functional currency of the Company requires retroactive restatement of the Company’s consolidated financial statements so that revenues and expenses are translated at the rates approximating the exchange rate at the transaction dates whereas under Canadian GAAP the Company’s consolidated financial statements for the years ended December 31, 2001 and 2000 have been translated from Canadian dollars into United States dollars at a rate of $1 to Cdn.$1.5935.  Under United States GAAP, interest expense during the pre-operating period is capitalized and depleted on a units-of-production basis.  Under United States GAAP derivative instruments are recorded at their fair values whereas under Canadian GAAP these contracts are recognized in sales when the hedged production is sold.  Under United States GAAP, stock options granted to consultants are recorded as compensation expense at their fair values over their vesting period.  Under Canadian GAAP no value is assigned to these options.  Under United States GAAP, share purchase warrants issued in connection with the acquisition of a mineral property are recorded at their fair value and would serve to increase assets at the date of purchase while under Canadian GAAP no value was assigned to these share purchase warrants.

Outlook

The Company ended 2002 with net working capital of $24,422,000 compared to $17,372,000 in 2001.  In the opinion of management, the working capital was sufficient for the Company’s normal operating requirements.

Wheaton continued its growth in the first quarter of 2003 by acquiring Rio Tinto’s 25% interest in the Bajo de la Alumbrera gold-copper mine in Argentina and 100% interest in the Peak Gold Mine in Australia.  This transaction closed March 18, 2003 for cash consideration of $210,000,000.  In order to finance the acquisition, the Company raised gross proceeds of Cdn.$333,500,000 by way of private placement, in what is believed to be the largest gold equity financing done in Canada.

On March 25, 2003 Wheaton announced that it had exercised its pre-emptive rights and accepted an offer from BHP Billiton’s wholly-owned subsidiary, Rio Algom Limited, to acquire their 25% interest in the Bajo de la Alumbrera gold-copper mine in Argentina for $180 million.  BHP Billiton has agreed to defer payment of up to $50,000,000 of the purchase price until May 30, 2005.  The deferred portion of the purchase price will bear interest at a rate of LIBOR plus 2% per annum.  Wheaton expects to acquire this 25% interest in conjunction with an arm’s length third party such that each will acquire a 12.5% interest in the Alumbrera mine.  Wheaton intends to finance its 12.5% interest with debt and does not anticipate issuing additional equity.  It is anticipated that the transaction will close in June 2003.  Closing will be subject to a number of conditions, including Wheaton and BHP Billiton board approvals, obtaining all requisite regulatory and third party approvals and consents, including from the lenders to the Alumbrera Project and satisfaction of customary closing conditions.  As a result, Wheaton will own a total interest in the Alumbrera Mine of 37.5%.  These 2003 acquisitions will transform Wheaton into a significant producer of gold and by-products.

Following the acquisition of the additional 12.5% interest in the Alumbrera mine, Wheaton will have, in 2003, annualized production of over 500,000 gold equivalent ounces (425,000 gold ounces and 6 million silver ounces) with an estimated cash cost per gold equivalent ounce of less than $125 (net of by-product copper credits).

In April 2003 Wheaton agreed to the sale of its La Guitarra silver/gold mine in Mexico to Genco Resources Ltd. (“Genco”) for $5 ,000,000, subject to regulatory approval on behalf of Genco.   The $5,000,000 purchase price consists of $100,000 cash and $900,000 of Genco shares to be delivered on closing and $4,000,000 to be paid in cash or Genco shares, at Genco’s option, over eight years.   La Guitarra , which is the smallest of the mining operations acquired through Luismin, produced 13,400 gold equivalent ounces in 2002.

Wheaton owns in excess of forty Mexican exploration properties acquired through Luismin.  During 2002 and 2003 the Company has brought in five joint venture partners including Placer Dome, to provide staged exploration funding of approximately $15,000,000.  The Company intends to investigate and advance the remaining exploration properties on a similar systematic basis in order to realize maximum value from the properties.  In addition, Wheaton intends to conduct exploration activities on, and in the vicinity of, the Peak Gold Mine in Australia in order to extend its current five year mine life.  The activities will be funded from mine cash flows.

Auditors’ Report and Consolidated Financial Statements of

Consolidated Financial Statements of

Wheaton River Minerals Ltd.

December 31, 2002, 2001 and 2000

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters.

The consolidated financial statements have been audited by Deloitte and Touche LLP on behalf of the shareholders and their report follows.

Ian Telfer

T. Derek Price

Chairman and Chief Executive Officer

Vice President Finance and Chief Financial Officer

March 18, 2003

Auditors’ Report

To the Shareholders of

Wheaton River Minerals Ltd.

We have audited the consolidated balance sheets of Wheaton River Minerals Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

“Deloitte & Touche LLP”

Chartered Accountants

Vancouver, British Columbia

March 18, 2003

Comments by Auditor on Canada-United States of America Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph outlining changes in accounting principles that have been implemented in the consolidated financial statements:

a.

In 2002, the Company changed its accounting policy with respect to exploration and development expenditures from deferring costs until a project is abandoned or deemed not to be viable to expensing costs until a property is identified as having being economically feasible.

b.

In 2002, the Company changed its accounting policy with respect to revenue recognition, from recognizing revenue when precious metal doré is made available for delivery to recognizing revenue when the title and risk of ownership of precious metal doré has passed to the buyer.

c.

In 2002, the Company changed its accounting policy with respect to stock-based compensation and other stock-based payments where, for stock options granted to employees, pro forma net income and pro forma earnings per share are disclosed as if the fair value based method of accounting had been applied.

The impact of these changes in accounting policies is set out in note 2 to the consolidated financial statements.

“Deloitte & Touche LLP”

Chartered Accountants

Vancouver, British Columbia

March 18, 2003

Wheaton River Minerals Ltd.

Consolidated Statements of Operations

Years Ended December 31

(US dollars and shares in thousands, except per share amounts)

	Note	2002	2001	2000
Sales		$34,693	$9,010	$28,608
Cost of sales		19,355	5,452	15,521
Royalties		28	215	917
Depreciation and depletion		3,028	324	3,283
Reclamation		47	1,516	-
		22,458	7,507	19,721
Earnings from mining operations		12,235	1,503	8,887
Expenses and other income
General and administrative		6,329	2,516	1,377
Exploration		2,126	340	700
Interest and finance fees		487	13	27
Depreciation		108	25	41
Property, plant and equipment written down	9	-	8,707	-
Restructuring expenses	4	-	1,501	-
Other income	5	(4,870)	(1,020)	(667)
		4,180	12,082	1,478
Earnings (loss) before income taxes		8,055	(10,579)	7,409
Income taxes	6	(2,453)	(154)	(198)
Net earnings (loss)		$5,602	$(10,733)	$7,211
Basic and diluted earnings (loss) per share		$0.04	$(0.18)	$0.14
Weighted-average number of shares outstanding		137,327	60,075	50,363

The accompanying notes form an integral part of these consolidated financial statements

Wheaton River Minerals Ltd.

Consolidated Balance Sheets

At December 31

(US dollars and shares in thousands)

	Note	2002	2001
Assets
Current
Cash and cash equivalents		$22,936	$1,735
Short-term money market instruments		-	13,013
Marketable securities	7	1,543	2,666
Accounts receivable, net of allowance of $73 (2001 - $72)		5,617	368
Product inventory		156	-
Supplies inventory		3,300	124
Other		782	526
		34,334	18,432
Reclamation deposits	8	933	2,017
Future income taxes	6	5,613	-
Property, plant and equipment, net	9	111,218	758
		$152,098	$21,207
Liabilities
Current
Accounts payable and accrued liabilities	10	$9,796	$1,000
Income taxes payable		116	60
		9,912	1,060
Future income taxes	6	17,509	-
Provision for reclamation and closure		11,271	3,831
Future employee benefits	12	5,352	-
		44,044	4,891
Shareholders' Equity
Special warrants		-	3,110
Share purchase options	13	410	317
Contributed surplus		600	600
Share capital
Preference shares - Authorized: unlimited shares, issuable in one or more series; Issued and outstanding: none
Common shares - Authorized: unlimited shares, no par value; Issued and outstanding: 190,400 (2001 - 56,601)	13	115,152	25,999
Deficit		(8,108)	(13,710)
		108,054	16,316
		$152,098	$21,207
Commitments (Note 16)

Approved by the Directors

Ian Telfer, Director

Neil Woodyer, Director

The accompanying notes form an integral part of these consolidated financial statements

Wheaton River Minerals Ltd.

Consolidated Statements of Shareholders’ Equity

Years Ended December 31

(US dollars, shares and warrants in thousands)

						Share
		Common Shares		Special Warrants		Purchase	Contributed
	Note	Shares	Amount	Warrants	Amount	Options	Surplus	Deficit	Total
At January 1, 2000		40,197	$21,027	-	$-	$-	$568	$(10,188)	$11,407
Shares issued		470	115	-	-	-	-	-	115
Shares issued on acquisition of
Kit Resources Ltd.	9	11,810	4,224	-	-	-	-	-	4,224
Share options exercised		270	60	-	-	-	-	-	60
Shares repurchased and cancelled		(18)	(8)	-	-	-	4	-	(4)
Share issue costs		-	(134)	-	-	-	-	-	(134)
Net earnings		-	-	-	-	-	-	7,211	7,211
At December 31, 2000		52,729	25,284	-	-	-	572	(2,977)	22,879
Shares issued for royalty payments		900	356	-	-	-	-	-	356
Special warrants issued		-	-	11,000	3,456				3,456
Special warrants exercised		1,090	346	(1,090)	(346)	-	-	-	-
Share options exercised		1,989	437	-	-	-	-	-	437
Shares repurchased and cancelled		(107)	(51)	-	-	-	28	-	(23)
Share issue costs		-	(373)	-	-	-	-	-	(373)
Fair value of stock options issued to
non-employees		-	-	-	-	317	-	-	317
Net loss		-	-	-	-	-	-	(10,733)	(10,733)
At December 31, 2001		56,601	25,999	9,910	3,110	317	600	(13,710)	16,316
Special warrants issued		-	-	110,000	82,068				82,068
Special warrants exercised		119,910	85,178	(119,910)	(85,178)				-
Share options exercised		1,355	411	-	-	-	-	-	411
Warrants exercised		3,450	2,010	-	-	-	-	-	2,010
Shares issued on acquisition of
Luismin SA de CV	3	9,084	6,805	-	-	-	-	-	6,805
Share issue costs		-	(5,251)	-	-	-	-	-	(5,251)
Fair value of stock options issued to
non-employees		-	-	-	-	93	-	-	93
Net earnings		-	-	-	-	-	-	5,602	5,602
At December 31, 2002		190,400	$115,152	-	$-	$410	$600	$(8,108)	$108,054

The accompanying notes form an integral part of these consolidated financial statements

Wheaton River Minerals Ltd.

Consolidated Statements of Cash Flows

Years Ended December 31

(US dollars in thousands)

	Note	2002	2001	2000
Operating Activities
Net earnings (loss)		$5,602	$(10,733)	$7,211
Reclamation expenditures		(685)	(304)	(149)
Items not affecting cash
Depreciation and depletion		3,136	349	3,324
Provision for reclamation		47	1,516	-
Gain on sale of marketable securities	5	(3,593)	-	(11)
Gain on sale of property, plant and equipment	5	(1,090)	(299)	(136)
Future employee benefits		380	-	-
Future income taxes	6	2,606	-	-
Share purchase options	13	199	211	-
Property, plant and equipment written down		-	8,707	-
Deferred development and stripping amortized		-	993	2,466
Deferred revenue amortized	11	-	(378)	(3,802)
Other		-	6	(138)
Change in non-cash working capital	14	(2,241)	1,623	291
Cash generated by operating activities		4,361	1,691	9,056
Financing Activities
Special warrants issued	13	82,068	3,456	-
Common shares issued		2,421	437	174
Common share and special warrant issue costs		(5,251)	(373)	(134)
Common shares repurchased		-	(23)	(4)
Cash generated by financing activities		79,238	3,497	36
Investing Activities
Short-term money market instruments		13,013	(13,013)	-
Proceeds on sale of marketable securities		6,169	-	(7)
Proceeds on sale of subsidiary, net of cash sold		270	-	-
Reclamation deposits		250	(457)	26
Property, plant and equipment		(5,214)	(1,016)	(5,820)
Acquisition of Luismin SA de CV net of cash acquired	3	(76,886)	-	-
Cash applied to investing activities		(62,398)	(14,486)	(5,801)
Increase (decrease) in cash and cash equivalents		21,201	(9,298)	3,291
Cash and cash equivalents, beginning of year		1,735	11,033	7,742
Cash and cash equivalents, end of year		$22,936	$1,735	$11,033
Supplemental cash flow information	14

The accompanying notes form an integral part of these consolidated financial statements

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

1.

Description of Business and Nature of Operations

Wheaton River Minerals Ltd. (the “Company”) is engaged in gold mining and related activities including exploration, extraction, processing, refining and reclamation.  The Company, through its wholly owned subsidiary Luismin SA de CV (“Luismin”), formerly Minas Luismin SA de CV, has three operations in Mexico and all production subsequent to 2001 is derived from these operations (Note 3).  Prior to 2002 production was derived from the Golden Bear Mine in Canada.  The last season of commercial production at the Golden Bear Mine was 2001 and reclamation of the site is in process.

The Company has ongoing exploration activities in Mexico.  The Company also carried on exploration activities in Canada during 2002, however these activities have now ceased.

In March 2003, the Company acquired the Peak Mine in Australia and a 25% interest in the Alumbrera Mine in Argentina (Note 19).

2.

Summary of Significant Accounting Policies

(a)  Canadian generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Differences between Canadian and United States GAAP, which would have a material effect on these consolidated financial statements, are explained in Note 18.

(b)  Change in reporting currency

In 2002, the United States dollar was determined to be the functional currency of the Company following the purchase of Luismin (Note 3).  The Company also determined it appropriate to adopt the United States dollar as its reporting currency.  Prior to this change, the Canadian dollar had been used as the measurement and reporting currency.  Under Canadian accounting principles, the Company’s consolidated financial statements for years ended December 31, 2001 and 2000 have been translated into United States dollars using the Canadian dollar exchange rate at March 31, 2002 of $1 to Cdn$1.5935.

(c)  Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries.  Principal subsidiaries at December 31, 2002 are listed below:

		Ownership
Subsidiary	Location	Interest	Operations Owned
Luismin SA de CV	Mexico	100%	San Dimas, San Martin
			and La Guitarra Mines
North American Metals Corp.	Canada	89.7%	Golden Bear Mine

(d)  Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Significant areas where management’s judgment is applied are asset valuations, contingent liabilities and environmental and post-closure obligations.  Actual results could differ from those reported.

(e)  Foreign currency translation

In 2002 the Company changed its functional and reporting currency to the United States dollar (Note 2 (b)). Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date.  Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates.  Foreign exchange gains and losses are included in the determination of earnings.

In years 2001 and 2000, the Company translated foreign currency monetary assets and liabilities into Canadian dollars at the exchange rates prevailing at the balance sheet date.  Non-monetary assets denominated in foreign currencies were translated using the rate of exchange at the transaction date. Foreign currency transactions were translated at the Canadian dollar rate prevailing on the transaction dates.  Foreign exchange gains and losses were included in the determination of earnings.  The resulting Canadian dollar financial statements of the Company after applying this accounting policy have been translated into United States dollars as described in Note 2 (b).

(f)  Financial instruments

The carrying values of cash and cash equivalents, short-term money market instruments, accounts receivable, reclamation deposits and accounts payable and accrued liabilities approximate their fair values.

The Company has employed metal and Canadian dollar forward and option contracts, to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  Hedging gains or losses are recognized in sales when the hedged production is sold.

(g)  Revenue recognition

In 2002 the Company changed its accounting policy with respect to revenue recognition.  Under the Company’s current accounting policy, revenue from precious metal sales is recognized in the accounts when title and risk passes.  This policy has been applied retroactively, however, due to the seasonal nature of operations at Golden Bear Mine, there is no effect on earnings due to the change in this policy.  Previously revenue was recognized when precious metal doré was available for delivery.

(h)  Exploration and development expenditures

In 2002 the Company changed its accounting policy with respect to exploration and development expenditures.  Significant property acquisition costs are capitalized.  Exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically feasible.  Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

Previously the Company’s policy was to capitalize acquisition, exploration and development costs for non-producing properties until the property achieved commercial production or was abandoned.  Accumulated costs relating to abandoned properties would have been expensed in the year of abandonment.  This change in accounting policy has been applied retroactively and had the effect of increasing (decreasing) the following:

(in thousands)	2001	2000

Net loss	$(4,375)	$-
Net earnings	-	(512)
Opening deficit	4,375	3,863
Closing deficit	-	4,375
Property, plant and equipment	-	(4,375)

(i)  Interest and financing costs

Interest on expenditures relating to construction of development projects is expensed as incurred.

(j)  Income and resource taxes

The provision for income and resource taxes is based on the liability method.  Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.  The Company records a valuation allowance against any portion of those future income tax assets that it believes will more likely than not, fail to be realized.

(k)  Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year.  Diluted earnings per share were calculated using the treasury method.

(l)  Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 91 days.

(m)  Short-term money market instruments

Short-term money market instruments are those which are due within one year but have an original term of greater than 90 days.

(n)  Marketable securities

Marketable securities are carried at the lower of cost and market value.

(o)  Inventories

Product inventory is valued at the lower of average cost and net realizable value.  Inventories of supplies are valued at the lower of average cost and replacement cost net of a provision for obsolescence.  Inventories at December 31, 2002 included an obsolescence provision of $441,000 (2001 - $Nil).

(p)  Property, plant and equipment

Property, plant and equipment are carried at cost, including acquisition costs and exploration and development costs incurred subsequent to an economic feasibility study, less accumulated depreciation and depletion and write-downs to recognize impairments in value.  Depletion of mine properties is charged on a unit-of-production basis over proven and probable reserves and a portion of resources expected to be converted to reserves based on past results.  Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives, over three to forty years.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value.  Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs.  If it is determined that the future net cash flows from an operation or development property are less than the carrying value then a write-down is recorded with a charge to operations.

(q)  Provision for reclamation and closure

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements. The fair value of the estimated reclamation and closure expenses for Luismin were recorded as a liability on acquisition.  Fair value was determined as the discounted future cash expenditures.  Additional charges to operations on a unit-of-production basis are made to fully accrue reclamation and closure expenses over the lives of the operations. Golden Bear Mine estimated reclamation and closure expenses have been fully accrued at December 31, 2002.

(r)  Share option plan

As of January 1, 2002, the Company adopted the standard of the CICA handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied prospectively.  All stock-based awards made to non-employees are recognized and measured using the fair value based method at the date of grant.  For stock options granted to employees, the Company has adopted the disclosure only provisions whereby pro forma net income and pro forma earnings per share are disclosed as if the fair value based method of accounting had been applied. The Company uses the Black-Scholes model to estimate fair value.

(s)  Future employee benefits

Seniority premiums, to which some employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the Company’s non-contributory retirement plan for employees, are recognized as expenses of the years in which the services are rendered.  This is completed through contributions to an irrevocable trust fund and the establishment of accruals, based on actuarial studies made by independent actuaries.

3.

Acquisition of Luismin

On June 19, 2002 the Company acquired all of the outstanding shares of Luismin.  Under the purchase agreement, the Company acquired Luismin for $55,160,000 in cash and 9,084,090 common shares of the Company.  The Company also advanced $19,840,000 to Luismin to repay its outstanding bank debt.  The Company incurred acquisition costs of $3,266,000.  An additional contingent payment of 11,355,113 of the Company’s common shares will be paid if the price of silver averages $5 or more over a period of 60 consecutive trading days prior to June 19, 2004.  The outcome of the contingent payment cannot be reasonably determined and therefore is not included in the purchase price.

This acquisition has been accounted for using the purchase method and results from Luismin’s operations have been included in the Company’s results of operations from June 19, 2002.  The allocation of the purchase price is summarized in the table below:

(in thousands)

Purchase price:
Cash	$55,160
Cash advanced to repay Luismin bank debt	19,840
Shares issued on acquisition	6,805
Acquisition costs	3,266
$85,071

Net assets acquired:
Cash	$1,380
Non-cash working capital	(1,888)
Property, plant and equipment	109,080
Provision for reclamation and closure	(9,072)
Future employee benefits	(4,972)
Future income tax assets	6,500
Future income tax liabilities	(15,957)
$85,071

4.

Restructuring Expenses

(in thousands)	2002	2001	2000

Severance	$-	$1,383	$-
Toronto office closure and other	-	118	-
	$-	$1,501	$-

As required by the special warrant private placement, which closed May 23, 2001 (Note 13 (c)), the Board of Directors of the Company was restructured in 2001.  Pursuant to the restructuring, severance agreements were negotiated with 16 directors, officers and other employees of the Company.  The Company agreed to pay $1,383,000 in severance.  An additional $118,000 was paid for lease termination payments and other costs related to the closure of certain of the Company’s corporate facilities.

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

5.

Other Income

(in thousands)	2002	2001	2000

Other income is comprised of:
Interest income	$480	$561	$544
Gain on sale of marketable securities	3,593	-	11
Gain on sale of property, plant and equipment	1,090	299	136
Other	(293)	160	(24)
	$4,870	$1,020	$$667

6.

Income Taxes

(in thousands)	2002	2001	2000

Current income tax (recovery) expense	$(153)	$154	$198
Future income tax	2,606	-	-
	$2,453	$154	$198

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.  These differences result from the following items:

(in thousands)	2002	2001	2000

Earnings (loss) before income taxes	$8,055	$(10,579)	$7,409
Canadian federal and provincial income tax rates	39.6%	44.6%	45.6%
Income tax expense (recovery) based on
above rates	3,190	(4,718)	3,379
Increase (decrease) in income taxes due to:
Lower effective tax rates on earnings of
foreign subsidiaries	(578)	-	-
Resource and other taxes	(153)	154	198
Other	(6)	-	(31)
Property, plant and equipment written down	-	5,464	-
Resource allowance	-	(625)	(850)
Valuation allowance	-	(121)	(2,498)
	$2,453	$154	$198

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

At December 31, 2002, the Company had non-capital losses available for tax purposes that expire as follows:

(in thousands)

Year
2003	$655
2004	2,623
2005	1,791
2006	4,454
2007	5,273
2008	6,265
2009	3,997
2010	4,981
2011	1,069
2012	11,992
$43,100

At December 31, 2002, the Company had capital losses in Canada in the amount of $4,126,000 to be carried forward indefinitely and applied to future capital gains.

The components of future income taxes are as follows:

(in thousands)	2002	2001
Future income tax assets
Non-capital losses	$13,187	$3,821
Deductible temporary differences and other	12,932	13,888
Value of future income tax assets	26,119	17,709
Recoverable asset taxes	523	-
Valuation allowance	(6,797)	(17,709)
Future income tax assets	19,845	-
Future income tax liabilities
Total taxable temporary differences	(31,741)	-
Future income tax liabilities, net	$(11,896)	$-

Disclosed on the Consolidated Balance Sheets as:
Future income tax assets	$5,613	$-
Future income tax liabilities	(17,509)	-
Future income tax liabilities, net	$(11,896)	$-

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

7.

Marketable Securities

(in thousands)	2002	2001

Marketable securities at market values	$3,151	$3,017

8.

Reclamation Deposits

(in thousands)	2002	2001

Golden Bear Mine	$933	$923
Red Mountain Project	-	944
Bellavista Project	-	150
	$933	$2,017

Reclamation deposits are funds to secure reclamation obligations, held by government authorities or third parties, that provide guarantees to government authorities.

9.

Property, Plant and Equipment

(in thousands)		2002			2001
		Accumulated			Accumulated
		depletion and			depletion and
	Cost	write-downs	Net	Cost	write-downs	Net
Mineral properties and
deferred costs
San Dimas Mines	$69,380	$(1,666)	$67,714	$-	$-	$-
San Martin Mine	7,827	(284)	7,543	-	-	-
La Guitarra Mine	439	(8)	431	-	-	-
Golden Bear Mine	-	-	-	9,825	(9,825)	-
Other	322	-	322	-	-	-
	77,968	(1,958)	76,010	9,825	(9,825)	-
Plant and equipment
San Dimas Mines	24,524	(857)	23,667	-	-	-
San Martin Mine	7,066	(214)	6,852	-	-	-
La Guitarra Mine	231	-	231	-	-	-
Golden Bear Mine	-	-	-	6,573	(6,134)	439
Corporate	440	(198)	242	240	(203)	37
Other	2,459	(81)	2,378	-	-	-
	34,720	(1,350)	33,370	6,813	(6,337)	476
Properties under
development
San Pedrito Project	1,838	-	1,838	-	-	-
Bellavista Project	-	-	-	6,364	(6,301)	63
Red Mountain Project	-	-	-	328	(109)	219
	1,838	-	1,838	6,692	(6,410)	282
	$114,526	$(3,308)	$111,218	$23,330	$(22,572)	$758

(a)  Luismin

In June 2002 the Company acquired Luismin (Note 3) including the San Dimas, San Martin and La Guitarra mines, the San Pedrito Project and other assets.

(b)  Golden Bear Mine

The Company owns the Golden Bear Mine located in Canada.  The last season of commercial production at the Golden Bear Mine was 2001.  Reclamation of the site is in process.  The net realizable value of the remaining assets, which are held for resale with a value of $420,000, are included in current assets.

(c)  Bellavista Project

In 2001 the Company recognized impairment in the value of the Bellavista Project in Costa Rica and accordingly the carrying value was written down by $6,301,000.  In October 2002 the Company sold Bellavista to Glencairn Gold Corporation in exchange for $270,000 and 750,000 common shares of Glencairn with a fair value at date of sale of $207,000.

(d)  Red Mountain Project

In February 2000 the Company purchased the net assets of the Red Mountain Project in Canada for $328,000.  The assets acquired consisted of mineral rights, equipment, an office building and a reclamation deposit lodged with government authorities.  The Company evaluated the resource, metallurgy and other aspects of this project and completed a preliminary economic study in 2001.  In 2001 the Company recognized impairment in the value of Red Mountain and accordingly the carrying value was written down by $88,000.  In April 2002 the Company sold Red Mountain to Seabridge Gold Inc. for 800,000 common shares of Seabridge with a value of $407,000 at closing.  The sale agreement provides that the Company may receive an additional contingent payment of up to $157,000.

(e)  George Lake Project

In March 2000 the Company acquired Kit Resources Ltd. (“Kit”).  At the time of acquisition Kit owned the George Lake Project (“George Lake”) in Canada. This acquisition was accounted for using the purchase method and it has been consolidated in these financial statements since the acquisition date.  The Company issued 11,809,739 shares valued at $4,224,000 in March 2000 to acquire the Kit shares.

In December 2001, George Lake in Nunavut Territory, Canada was sold to Kinross Gold Corporation (“Kinross”) in consideration for 4,000,000 common shares of Kinross with a value at closing of $2,636,000.  George Lake was written down by $2,318,000 prior to the sale to reflect the impaired value of the project.  The Company sold a majority of its Kit shares in 2001.

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

10.

Accounts Payable and Accrued Liabilities

(in thousands)	2002	2001

Accounts payable trade	$4,032	$430
Value added tax	2,208	-
Accrued liabilities	2,137	-
Accrued employee benefits	1,419	570
	$9,796	$1,000

11.

Deferred Revenue

Deferred revenue consists of net cash gains from repurchasing forward gold sales and currency contracts intended to hedge future production.  Deferred revenue is reflected in sales as the hedged production is delivered.  Deferred revenue allocated to 2002 production is $Nil (2001 - $378,000; 2000 - $3,802,000).

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

12.

Future Employee Benefits

(in thousands)	2002	2001	2000

Defined benefit pension plan	$3,008	$-	$-
Deferred employee profit sharing	2,344	-	-
	$5,352	$-	$-

The Company has a defined benefit pension plan for certain Mexican employees.  Information on this plan is as follows:

Change in plan assets
Fair value of plan assets, beginning of year	$-	$-	$-
Increase due to acquisition of Luismin (Note 3)	180	-	-
Actual return on plan assets	70	-	-
Benefits paid	(14)	-	-
Foreign exchange rate changes	(8)	-	-
Fair value of plan assets, end of year	$228	$-	$-
Projected benefit obligation
Benefit obligations, beginning of year	$-	$-	$-
Increase due to acquisition of Luismin (Note 3)	3,029	-	-
Service cost	149	-	-
Benefits paid	(14)	-	-
Interest cost	135	-	-
Foreign exchange rate changes	(123)	-	-
Actuarial (gain) loss	(29)	-	-
Benefit obligations, end of year	$3,147	$-	$-
Excess of projected benefit obligation over plan assets	$2,919	$-	$-
Unamortized net actuarial gain	89	-	-
Accrued net pension liability	$3,008	$-	$-
Employee future benefits expense
Service cost	$149	$-	$-
Interest cost	135	-	-
Expected return on assets	(8)	-	-
Net expense	$276	$-	$-
Significant assumptions used
Discount rate	9%
Expected long-term rate of return on plan assets	9%
Rate of compensation increase	6%
Estimated average remaining service life	11 years

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

13. Shareholders’ Equity

(a)  Share purchase options

The Company has established a share purchase option plan whereby the Company’s directors may from time to time grant options to directors, employees or consultants.  The maximum term of any option may be ten years, but generally options are granted for five years or less.  The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date.  At December 31, 2002 there were 4,818,000 options available for grant under the plan.

A summary of the Company’s options at December 31, 2002, 2001 and 2000 and the changes for the years ending on those dates is presented below:

	Options Outstanding	Weighted Average Exercise Price (Cdn$)

At January 1, 2000	4,201,000	$0.62
Granted	2,084,263	0.53
Exercised	(270,000)	0.35
Expired	(821,000)	1.29
At December 31, 2000	5,194,263	0.49
Granted	5,342,058	0.50
Exercised	(1,988,520)	0.35
Expired	(1,900,800)	0.47
Forfeited	(528,487)	0.86
At December 31, 2001	6,118,514	0.52
Granted	3,646,000	1.16
Exercised	(1,355,224)	0.53
Expired	(20,400)	0.29
Forfeited	(130,000)	1.08
At December 31, 2002	8,258,890	0.79

The following table summarizes information about the options outstanding at December 31, 2002:

Exercise Prices (Cdn$)	Options Outstanding	Weighted Average Exercise Price of Options Outstanding (Cdn$)	Weighted Average Remaining Contractual Life	Options Exercisable	Weighted Average Exercise Price of Options Exercisable (Cdn$)	Weighted Average Remaining Life of Options Exercisable

$0.35 to $0.41	1,583,058	$0.37	0.8 years	1,583,058	$0.37	0.8 years
$0.57 to $0.86	3,139,832	$0.59	2.6 years	2,889,832	$0.59	2.7 years
$1.15 to $1.16	3,536,000	$1.16	4.5 years	1,678,667	$1.16	4.5 years
	8,258,890	$0.79	3.1 years	6,151,557	$0.69	2.7 years

Share purchase options with a fair value of $93,000 were granted to non-employees in 2002 (2001 - $317,000; 2000 - $Nil).  The compensation expense (2002 - $199,000; 2001 - $211,000; 2000 - $Nil) is charged to operations over the vesting period.

In February 2003, the Company granted 4,425,000 share purchase options at an exercise price of Cdn$1.40 and which expire February 2006.

Pro forma compensation expense

If the Company had included share purchase options granted to employees in the calculation of compensation expense, net earnings would be as follows:

(in thousands, except per share amounts)	2002	2001	2000

Net earnings (loss)	$5,602	$(10,733)	$7,211
Compensation expense of employees	(923)	(415)	(422)
Pro forma net earnings (loss)	$4,679	$(11,148)	$6,789
Pro forma basic and diluted earnings (loss) per share	$0.03	$(0.19)	$0.13

Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 70% (2001 – 62%; 2000 – 74%), an annual risk free interest rate of 5% (2001 – 5%; 2000 – 5%) and expected lives of five years.

(b)  Warrants

A summary of the Company’s warrants at December 31, 2002, 2001, and 2000 and the changes for the years ending on those dates is presented below:

	Warrants Outstanding	Weighted Average Exercise Price (Cdn$)

At January 1, 2000	2,500,000	$0.93
Expired	(500,000)	0.65
At December 31, 2000	2,000,000	1.00
Issued on exercise of special warrants	1,090,000	0.75
At December 31, 2001	3,090,000	0.91
Issued on exercise of special warrants	64,909,997	1.51
Exercised	(3,450,000)	0.89
At December 31, 2002	64,549,997	1.52

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

The following table summarizes information about the warrants outstanding at December 31, 2002:

Expiry Date	Warrants Outstanding	Exercise Price (Cdn$)

May 23, 2003	9,550,000	$0.75
May 30, 2007	54,999,997	1.65
	64,549,997

(c)  Special warrants

In May 2002 the Company completed a private placement to finance the Luismin purchase (Note 3) whereby 110,000,000 special warrants were issued at a price of Cdn$1.15 per special warrant for total proceeds of $82,068,000.  Each special warrant entitled the holder to acquire, without further payment, one common share of the Company and one-half of one common share purchase warrant.  Each whole common share purchase warrant entitles the holder to acquire one common share of the Company at a price of Cdn$1.65 per share for a period of five years following the closing.  The special warrants were subsequently converted to shares and share purchase warrants during 2002.

In May 2001 the Company completed a private placement of 11,000,000 special warrants at a price of Cdn$0.50 per special warrant (Cdn$0.55 for persons associated with the Company) for gross proceeds of $3,456,000.  Each special warrant was exchangeable, for no additional consideration, into one common share and one common share purchase warrant.  Each share purchase warrant is exercisable into one common share at a price of Cdn$0.75 per share until May 23, 2003.  The Company committed to spend $1,052,000 of these proceeds on exploration eligible for flow-through expenditures and these expenditures were subsequently made in 2002.  In 2002 and 2001, special warrants in the amounts of 9,910,000 and 1,090,000 respectively were converted to shares and share purchase warrants.

The shares issuable on the exercise of the special warrants are included in the calculation of weighted average number of shares outstanding for basic and diluted earnings per share.

(d)  Shareholder rights plan

In 2000 the shareholders adopted a shareholder rights plan creating the potential for substantial dilution of an acquirer’s position except with respect to a permitted bid. This plan expired in June 2002.

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

14.

Supplemental Cash Flow Information

(in thousands)	Note	2002	2001	2000

Change in non-cash working capital
Accounts receivable		$(516)	$(181)	$(138)
Product inventory		501	1,314	(127)
Supplies inventory		130	65	152
Accounts payable and accrued liabilities		(2,098)	318	329
Income taxes payable		38	-	-
Other		(296)	107	75
		$(2,241)	$1,623	$291

Non-cash financing and investing activities
Shares issued on conversion of special warrants	13	$85,178	$-	$-
Shares issued on acquisition of Luismin	3	6,805		-
Common shares issued to pay royalties		-	356	-
Marketable securities received on sale of property, plant and equipment		207	2,636	-
Shares issued on acquisition of Kit Resources Ltd.		-	-	4,224

Operating activities included the following cash payments
Interest paid		$120	$13	$16
Income taxes paid		227	104	238

15.

Related Party Transactions

During the year ended December 31, 2002 legal fees of $552,000 were paid to a firm in which the Company’s secretary is a partner (2001 - $204,000; 2000 - $142,000).  Legal fees for 2002 of $918,000 (2001 - $24,000; 2000 - $23,000) were also paid to firms in which secretaries of subsidiary companies are partners.  Consulting and other expenses for 2002 of $1,512,000 (2001 - $373,000; 2000 - $Nil) were paid to corporations with directors in common and $Nil (2001 - $13,000; 2000 - $Nil) to a director of the Company.  Restructuring expenses of $Nil (2001 - $80,000; 2000 - $Nil) were paid to corporations with common directors or ex-directors.  Administration expenses for 2002 of $10,000 were recovered from companies with directors in common (2001 - $32,000; 2000 - $25,000).  As at December 31, 2002, $193,000 was payable to firms in which secretaries of subsidiary companies are partners.

In connection with the private placement in May 2001, the Company entered into an agreement with Endeavour Financial Corporation (“Endeavour”).  Corporations and persons associated with Endeavour purchased most of the private placement and Endeavour arranged the private placement.  Endeavour will attempt to find and finance acquisitions or mergers for the Company.  The original agreement was to May 2002 and has been subsequently extended on a monthly basis.  The agreement requires the Company to pay $10,000 per month and a success fee to be negotiated based on the value of any acquisitions, dispositions and financings.  Two directors of Endeavour have been appointed directors of the Company.

16.

Commitments

The Company rents premises and leases equipment under operating leases that expire over the next ten years.  Operating lease expense in 2002 was $880,000 (2001 - $125,000; 2000 - $125,000).  Following is a schedule of future minimum rental and lease payments required:

(in thousands)

Year
2003	$1,871
2004	1,113
2005	368
2006	134
2007	134
3,620
Thereafter	667
Total minimum payments required	$4,287

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

17.

Segmented Information

The Company's reportable operating and geographical segments are:

(in thousands)	Mexico	Canada	Other	Consolidated
	2002
Sales	$34,693	$-	$-	$34,693
Depreciation and depletion	3,109	27	-	3,136
Interest and financing fees	82	405	-	487
Income tax expense (recovery)	2,611	(158)	-	2,453
Net earnings	4,990	612	-	5,602
Property, plant and equipment	110,654	564	-	111,218
Total assets	131,554	20,544	-	152,098
	2001
Sales	$-	$9,010	$-	$9,010
Depreciation and depletion	-	349	-	349
Interest and financing fees	-	13	-	13
Property, plant and equipment
written down	-	2,406	6,301	8,707
Income tax expense	-	154	-	154
Net loss	-	(4,432)	(6,301)	(10,733)
Property, plant and equipment	-	695	63	758
Total assets	-	21,144	63	21,207
	2000
Sales	$-	$28,608	$-	$28,608
Depreciation and depletion	-	3,324	-	3,324
Interest and financing fees	-	27	-	27
Income tax expense	-	198	-	198
Net earnings	-	7,211	-	7,211
Property, plant and equipment	-	7,058	5,069	12,127
Total assets	-	21,514	5,069	26,583

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

18. Differences in Generally Accepted Accounting Principles between Canada and the United States

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  The differences between Canadian GAAP and accounting principles generally accepted in the United States (“US GAAP”) as they relate to these financial statements are summarized below:

Consolidated Statements of Operations

(in thousands, except per share amounts)	2002	2001	2000

Net earnings (loss) under Canadian GAAP	$5,602	$(10,733)	$7,211
Adjustments under US GAAP
Foreign exchange translation adjustment (a)	-	(309)	540
Capitalized interest (b)	-	(87)	(285)
Derivative instruments (g)	-	143	(350)
Share purchase warrants (h)	-	(193)	-
Depreciation and depletion (d)	(1,166)	-	-
Tax effect of US GAAP adjustments	373	(4)	(14)
Net earnings (loss) under US GAAP	$4,809	$(11,183)	$7,102

Basic earnings (loss) per share under US GAAP	$0.04	$(0.19)	$0.14

Diluted earnings (loss) per share under US GAAP	$0.03	$(0.19)	$0.14
Net earnings (loss) under US GAAP	$4,809	(11,183)	7,102
Foreign exchange translation adjustment (a)	-	(1,226)	(672)
Marketable securities (c)	1,247	346	3
Comprehensive earnings (loss) under US GAAP	$6,056	$(12,063)	$6,433

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

Consolidated Balance Sheets

(in thousands)	2002	2001

Total assets under Canadian GAAP	$152,098	$21,207
Adjustments under US GAAP
Foreign exchange translation adjustment (a)	-	12
Current interest (b)	-	(84)
Cumulative interest (b)	-	84
Marketable securities (c)	1,608	352
Depreciation and depletion (d)	(1,166)	-
Total assets under US GAAP	$152,540	$21,571

Total liabilities under Canadian GAAP	$44,044	$4,891
Adjustments under US GAAP
Tax effect of US GAAP adjustments	(373)	-
Foreign exchange translation adjustment (a)	-	3
Total liabilities under US GAAP	$43,671	$4,894

Total shareholders' equity under Canadian GAAP	$108,054	$16,316
Adjustments under US GAAP
Foreign exchange translation adjustment (a)	-	9
Marketable securities (c)	1,608	352
Depreciation and depletion (d)	(1,166)	-
Tax effect of US GAAP adjustments	373	-
Total shareholders' equity under US GAAP	$108,869	$16,677
	$152,540	$21,571

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

Consolidated

Statements of Shareholders’ Equity under US GAAP

(in thousands)							Share		Other
					Share Purchase		Purchase	Con-	Compre-
	Common Shares		Special Warrants		Warrants		Options	tributed	hensive
	Shares	Amount	Warrants	Amount	Warrants	Amount	Amount	Surplus	Income	Deficit	Total
At January 1, 2000	40,197	$23,844	-	$-	2,500	$303	$80	$609	$62	$(11,454)	$13,444
Flow-through shares issued	470	123	-	-	-	-	-	-	-	-	123
Shares issued on acquisition of Kit Resources Ltd. (Note 9)	11,810	4,532	-	-	-	-	-	-	-	-	4,532
Exercise of stock options	270	64	-	-	-	-	-	-	-	-	64
Shares repurchased and cancelled	(18)	(9)	-	-	-	-	-	5	-	-	(4)
Share issue costs	-	(144)	-	-	-	-	-	-	-	-	(144)
Unrealized gain on marketable securities	-	-	-	-	-	-	-	-	3	-	3
Foreign currency translation	-	-	-	-	-	-	-	-	(672)	-	(672)
Net earnings	-	-	-	-	-	-	-	-	-	7,102	7,102
At December 31, 2000	52,729	28,410	-	-	2,500	303	80	614	(607)	(4,352)	24,448
Shares issued for royalty payments	900	366	-	-	-	-	-	-	-	-	366
Special warrants issued	-	-	11,000	3,557	-	-	-	-	-	-	3,557
Exercise of special warrants	1,090	356	(1,090)	(356)	-	-	-	-	-	-	-
Exercise of stock options	1,989	450	-	-	-	-	-	-	-	-	450
Shares repurchased and cancelled	(107)	(52)	-	-	-	-	-	29	-	-	(23)
Share issue costs	-	(384)	-	-	-	-	-	-	-	-	(384)
Fair value of stock options issued	-	-	-	-	-	-	326	-	-	-	326
Unrealized gain on marketable securities	-	-	-	-	-	-	-	-	346	-	346
Foreign currency translation	-	-	-	-	-	-	-	-	(1,226)	-	(1,226)
Net loss	-	-	-	-	-	-	-	-	-	(11,183)	(11,183)
At December 31, 2001	56,601	29,146	9,910	3,201	2,500	303	406	643	(1,487)	(15,535)	16,677
Special warrants issued	-	-	110,000	82,068	-	-	-	-	-	-	82,068
Exercise of special warrants	119,910	85,269	(119,910)	(85,269)	-	-	-	-	-	-	-
Exercise of stock options	1,355	411	-	-	-	-	-	-	-	-	411
Exercise of warrants	3,450	2,010	-	-	-	-	-	-	-	-	2,010
Shares issued on acquisition of Luismin (Note 3)	9,084	6,805	-	-	-	-	-	-	-	-	6,805
Share issue costs	-	(5,251)	-	-	-	-	-	-	-	-	(5,251)
Fair value of stock options issued	-	-	-	-	-	-	93	-	-	-	93
Unrealized gain on marketable securities	-	-	-	-	-	-	-	-	1,247	-	1,247
Net earnings	-	-	-	-	-	-	-	-	-	4,809	4,809
At December 31, 2002	190,400	$118,390	-	$-	2,500	$303	$499	$643	$(240)	$(10,726)	$ 108,869

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

Consolidated Statements of Cash Flows

(in thousands)	2002	2001	2000

Operating activities
Operating activities under Canadian GAAP	$4,361	$1,691	$9,056
Foreign exchange translation adjustment (a)	-	58	671
Operating activities under US GAAP	$4,361	$1,749	$9,727

Financing activities
Financing activities under Canadian GAAP	$79,238	$3,497	$36
Foreign exchange translation adjustment (a)	-	102	3
Financing activities under US GAAP	$79,238	$3,599	$39

Investing activities
Investing activities under Canadian GAAP	$(62,398)	$(14,486)	$(5,801)
Foreign exchange translation adjustment (a)	-	(431)	(434)
Investing activities under US GAAP	$(62,398)	$(14,917)	$(6,235)

Effect of foreign exchange on cash and cash
equivalents	$-	$(414)	$(360)

(a)

Foreign currency translation

Under Canadian GAAP, as a result of the Company’s adoption of the US dollar as its functional currency, the Company’s consolidated financial statements for the years ended December 31, 2001, and 2000 have been translated from Canadian dollars into US dollars at a rate of $1 to $1.5935.

Under US GAAP, this change in the functional currency would require a restatement of the Company’s financial statements whereby monetary assets and liabilities of the Company would be translated into US dollars at the exchange rate in effect at the balance sheet date and non-monetary assets, liabilities and share capital at the exchange rates in effect at the time of acquisition or issue.  Revenues, expenses and financing and investing activities would be translated at rates approximating exchange rates in effect at the time of the transactions.

Under Canadian GAAP, the Company’s foreign currency denominated subsidiaries were translated into Canadian dollars whereby monetary items were translated at the rate of exchange in effect at the balance sheet date and non-monetary items were translated at historical exchange rates.  The resulting Canadian dollar denominated subsidiary statements were translated into US dollars at a rate of $1 to $1.5935.  Under US GAAP, the Company’s foreign currency denominated subsidiaries would be translated using the method whereby assets and liabilities would be translated at foreign exchange rates in effect at the balance sheet date and revenues and expenses would be translated at average foreign exchange rates in effect during the period.  Adjustments arising from the translation of the Company’s foreign currency denominated subsidiaries would be deferred and recorded under a separate component of Shareholders’ Equity.

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

(b)  Capitalized interest

Interest on expenditures relating to construction of development projects may be expensed as incurred under Canadian GAAP.  Under US GAAP, the interest paid prior to the commencement of product sales is capitalized and subsequently depleted on a unit-of-production basis, resulting in additional depletion expense in the years subsequent to the commencement of product sales.

(c)  Marketable securities

Marketable securities are carried at the lower of cost and market value under Canadian GAAP.  Under Statement of Financial Accounting Standards (“SFAS”) No. 115, portfolio investments classified as available-for-sale securities are recorded at market value.  The resulting gains or losses are included in the determination of comprehensive income.

(d)  Depreciation and depletion

Under Canadian GAAP, depletion expense is calculated in reference to proven and probable reserves and a portion of resources, whereas under US GAAP, depletion expense is calculated in reference to proven and probable reserves only.

(e)  Flow-through shares

Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs.  When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value.  The tax effect of this temporary difference is recorded as a cost of issuing the shares.

The Financial Accounting Standards Board (“FASB”) staff has taken the view that under SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares.  A liability is recognized for this difference.  The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time.  Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance.  The flow-through shares issued during 2001 were granted at the fair value of existing non flow-through shares.  As such, no liability was recognized for the difference between the quoted price of the existing shares and the amount paid for the flow-through shares.

(f)  Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2002, 2001 and 2000.

(g)  Accounting for derivative instruments and hedging activities

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000 and standardizes the accounting for derivative instruments.  The Company has chosen, for US GAAP purposes, to mark its foreign exchange and gold derivative contracts to market.  At December 31, 2002, the Company had no outstanding derivative instruments.

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(US dollars, except where otherwise stated)

(h)  Share purchase warrants

The Company, from time to time, issues special warrants which are normally comprised of a common share and either a whole or portion of a share purchase warrant.  The special warrant is issued at the current market value of the common share and the share purchase warrant is normally exercisable at or higher than market value.  Under Canadian GAAP the proceeds of the special warrant are allocated to the common share with no value being assigned to the share purchase warrant.  Under US GAAP the gross proceeds would be allocated between the shares and warrants based on the relative fair value of the special warrant components at the date the Company has a contractual liability to issue the special warrants.  Under US GAAP common stock would be $17,647,000 (2001 - $841,000) lower, additional paid in capital relative to share purchase warrants would be $17,647,000 (2001 - $841,000) higher.

Prior to 2001, the Company issued share purchase warrants in connection with the acquisition of a mineral property and the issuance of debt.  Under Canadian GAAP, no values were assigned to these purchase warrants.  Under US GAAP, these warrants would be recorded at their fair values and be recorded as additional paid in capital at the date of issuance.

(i)  Stock-based compensation

For US GAAP purposes the Company accounts for stock-based compensation to employees and directors under Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees, (“APB No. 25”), using the intrinsic value based method whereby compensation expense is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price.  No compensation cost has been recorded in 2002, 2001 and 2000, respectively, under this method.

SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. SFAS No. 123, however allows the Company to continue to measure the compensation expense of employees in accordance with APB No. 25.  The Company has adopted the disclosure-only provisions of SFAS No. 123.

The following pro forma financial information presents the net earnings (loss) for the years ended December 31 and the earnings (loss) per share had the Company adopted SFAS 123 for all stock options issued to directors, officers and employees.

(in thousands)	2002	2001	2000

Net earnings (loss) for the period under US GAAP	$4,809	$(11,183)	$7,102
Additional stock-based compensation expense	(923)	(415)	(422)
Pro forma net earnings (loss)	$3,886	$(11,598)	$6,680
Pro forma basic and diluted earnings (loss) per share	$0.03	$(0.19)	$0.13

Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 70% (2001 – 62%; 2000 – 74%), an annual risk free interest rate of 5% (2001 – 5%; 2000 – 5%) and expected lives of five years.  The weighted average fair value of options granted to directors, officers and employees during 2002 was $0.45 (2001 - $0.15; 2000 - $0.21).

(j)  Financial statement presentation

For US GAAP purposes, the measure “Earnings from mining operations” is not a recognized term and would therefore not be presented.  Instead “Earnings from operations” would be calculated as net earnings (loss) before restructuring expenses, interest and finance fees and income taxes.

(k)  Pro forma information on business combinations

Under US GAAP, SFAS 141 requires disclosure of certain pro forma information when a business combination is effected.  The following table presents the unaudited pro forma results of operations for informational purposes, assuming that the Company had acquired Luismin at the beginning of 2001:

(in thousands)	2002	2001

Sales	$61,193	$76,996
Net earnings (loss)	2,467	(5,903)
Basic and diluted earnings (loss) per share	$0.02	$(0.10)

The pro forma results of operations give effect to certain adjustments including the increase in depletion, depreciation and amortization resulting from adjustments to asset carrying values on the acquisition of Luismin.  The pro forma basic and diluted earnings per share have been calculated assuming the special warrants and common shares issued in connection with the acquisition of Luismin were issued at the beginning of 2001.  This information may not be necessarily indicative of the future combined results of operations of the Company.

(l)  Recently released accounting standards

In July 2001, the FASB issued SFAS Nos. 141 and 142 (“SFAS 141” and “SFAS 142”), Business Combinations and Goodwill and Other Intangible Assets.  SFAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. Companies are required to adopt SFAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted.  The Company has not recorded any goodwill and, therefore, the application of SFAS 141 and 142 did not have a material effect on its consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases.  SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged.  The Company has determined that the impact of the Statement on its financial statements is not material.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of long-lived Assets.  SFAS 144 replaces SFAS 121, Accounting for the Impairment of long-lived Assets and for long-lived Assets to be Disposed of.  The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, Reporting The Results of Operations—Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.  SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company adopted SFAS 144 as of January 1, 2002. The Company determined that the application of SFAS 144 did not have a material effect on its consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.  Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS No. 4, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.  Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect.  Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002.  The Company determined SFAS No. 145 did not have a material impact on the Company’s results of operations or its financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company’s financial statements.

In December 2002, the FASB issued FAS No. 148¸ Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions of that statement. The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002. The Company does not currently have plans to change to the fair value method of accounting for its stock-based compensation.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, (‘‘FIN 45’’). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The Company is currently evaluating the effects of FIN 45; however, it does not expect that the adoption will have a material impact on the Company’s results of operations or financial position.

19.  Subsequent Events

(a)  Acquisition of Minera Alumbrera Limited and Peak Gold Mines Pty Limited

Pursuant to an agreement dated February 21, 2003 between the Company and Rio Tinto Limited (“Rio Tinto”), the Company acquired a 25% indirect interest in Minera Alumbrera Limited (“MAL”) and a 100% interest in Peak Gold Mines Pty Limited (“PGM”) effective on March 18, 2003.  The acquisition of the 25% interest in MAL was through an intermediate holding company with assets relating solely to the investment in MAL.  The purchase price for both MAL and PGM is $214,480,000.  The breakdown of the purchase price, before acquisition costs, is $180,000,000 relating to MAL and $34,480,000 relating to PGM.  MAL and PGM operate gold and copper mines located in Argentina and Australia, respectively.

(i)    Minera Alumbrera Limited

The acquisition of MAL will be accounted for using the equity method whereby the investment will be initially recorded at cost and the carrying value adjusted thereafter to include the Company’s share of earnings. The purchase price of the Company’s 25% interest in MAL is estimated to be $181,000,000 including acquisition costs.  The excess of purchase price over the carrying values of the net assets of MAL of approximately $62,737,000, based on the most recent financial statements of MAL, will be attributed to property, plant and equipment.

(ii)  Peak Gold Mines Pty Limited

The acquisition of PGM will be accounted for using the purchase method, with the Company being identified as the acquirer and PGM identified as the acquiree.  The allocation of the purchase price is summarized in the table below and is subject to change:

(in thousands)

Purchase price:
Cash	$34,480
Estimated acquisition costs	1,150
$35,630

Net assets acquired:
Cash	$-
Non-cash working capital	(11,067)
Property, plant and equipment	40,820
Future income tax assets	12,177
Other non-current assets	1,300
Future income tax liabilities	(1,768)
Provision for reclamation and closure	(5,832)
$35,630

The purchase price of PGM is estimated to exceed the net asset value by approximately $10,059,000 based on the most recent financial statements of PGM. This excess amount will be applied to increase the carrying value of property, plant and equipment.  The resulting reduction of future income tax assets of approximately $4,311,000 will also be applied to increase the carrying value of property, plant and equipment.

(b)  Subscription Receipts Offering

On February 27, 2003, the Company issued and sold 230,000,000 subscription receipts by way of private placement for gross proceeds of Cdn$333,500,000 less commissions of Cdn$15,007,500.  Each subscription receipt is exercisable into one common share and one-quarter of one common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.65 before May 30, 2007.

On March 11, 2003, the Company filed a final prospectus with the securities regulatory authorities in each of the provinces of Canada to qualify the distribution of the 230,000,000 common shares and 57,500,000 Warrants to be issued on the exercise of the subscription receipts.

The proceeds from this subscription offering have been used to acquire the indirect 25% interest in MAL and 100% of PGM.

The Company paid an advisory fee of $643,000 to Endeavour in connection with the offering. Two directors of the Company are also directors of Endeavour.

(c)  Forward Contracts

The Company entered into forward contracts to purchase $200,000,000 at a rate of Cdn$1.53 which were used on March 18, 2003 to convert the proceeds of the subscription receipts offering from Cdn$ described in Note 19 (b).

EXHIBIT 99

EXHIBIT 99.1

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We hereby consent to the inclusion in Wheaton River Minerals Ltd.’s Annual Report on Form 40-F for the year ended December 31, 2002, of our Auditors’ Report dated March 18, 2003, and to the references to us in such Form 40-F.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia, Canada

March 18, 2003

EXHIBIT 99.2

CONSENT OF EXPERTS

We hereby consent to the reliance in this Annual Report on Form 40-F of Wheaton River Minerals Ltd. ("Wheaton River") on our reports "A Technical Review of Tayoltita, Santa Rita, San Antonio, La Guitarra and San Martin Operating Silver and Gold Mines in Mexico for Wheaton River Minerals Ltd." dated August 12, 2002, which was commissioned by Wheaton River as an audit of its mineral reserves as at December 31, 2001 and “Audit of the Mineral Reserves and Mineral Resources of Tayoltita, Santa Rita, San Antonio, La Guitarra and San Martin Mines as of December 31, 2002 for Wheaton River Minerals Ltd.” Dated March 31, 2003 which was commissioned by Wheaton River as an audit of its mineral reserves as at December 31, 2002.  We also consent to the reference to Watts, Griffis and McOuat Limited under the heading “Experts” in such Registration Statement.

Watts, Griffis and McOuat Limited

By: /s/ Mary-Claire Ward

Mary-Claire Ward

Title:Chairman

Date May 09, 2003

EXHIBIT 99.3

CONSENT OF EXPERTS

We hereby consent to the reliance in this Annual Report on Form 40-F of Wheaton River Minerals Ltd. ("Wheaton River") on our report dated January 2003 (the "Micon Report") which Wheaton River used, or directly quoted from, in preparing summaries, including ore reserve and mineral estimates, in the Annual Report of the Alumbrera Mine and the Peak Mine.

Micon International Limited

By: /s/ Harry Burgess

            Harry Burgess

Title:  Vice President

Date: May 09, 2003

EXHIBIT 99.4

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Wheaton River Minerals Ltd. (the "Company") on Form 40-F for the period ended December 31, 2002 (the "Report") to which this certificate is an exhibit, we, Ian Telfer, Chief Executive Officer of the Company, and T. Derek Price, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  May 13, 2003

/s/         Ian Telfer

Name:  Ian Telfer

Title:  Chief Executive Officer

/s/          T. Derek Price

Name:  T. Derek Price

Title:  Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Wheaton River Minerals Ltd. and will be retained by Wheaton River Minerals Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.