Form 40-F
WHEATON RIVER MINERALS LTD
filed 2004-05-18
CIK 1142746

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

(604) 696-3000

(Address and telephone number of Registrant’s principal executive offices)

Jonathan C. Guest

Perkins Smith & Cohen LLP

One Beacon Street, 30th floor

Boston, MA 02108

(617) 854-4000

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Copies to:

Mark T. Bennett

Cassels Brock & Blackwell LLP

Suite 2100, Scotia Plaza

40 King Street West

Toronto, ON M5H 3C2

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Shares	American Stock Exchange
Series “A” Common Share Purchase Warrants	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common Shares and Series “A” Common Share Purchase Warrants.

For annual reports, indicate by check mark the information filed with this Form.

☒ Annual information form    ☒ Audited annual financial statements

At December 31, 2003, there were 533,696,836 Common Shares issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

Based on an evaluation as of December 31, 2003 (the “Evaluation Date”) by the Company’s Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were adequate to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.	Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2003, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has established an Audit Committee (within the meaning of section 3(a)(58)(A) of the Exchange Act) comprised of members of the Board of Directors (the “Board”). The members of the Audit Committee are Douglas Holtby (Chairman), Larry Bell and Ian McDonald. The Board has determined that Mr. Holtby is an “audit committee financial expert” (as defined in Section 407 of the Sarbanes-Oxley Act of 2002) and that he is independent (in accordance with the criteria set forth in the American Stock Exchange Company Guide).

CODE OF BUSINESS CONDUCT AND ETHICS

The Company adopted a Code of Business Conduct and Ethics (the “Code”) that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Company has posted the Code on its Internet website: www.wheatonriver.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by Deloitte & Touche LLP, and its affiliate firms, for each of the fiscal years ended December 31, 2003 and 2002 for audit fees, audit-related fees, tax fees and all other fees, in U.S. dollars, are set forth in the table below:

Category	Year Ended December 31, 2003	Year Ended December 31, 2002
Audit Fees (1)	$830,557	$367,104
Audit-Related Fees (2)	438,230	369,014
Tax Fees (3)	614,174	37,252
All Other Fees (4)	0	0
Total	$1,882,961	$773,370

The nature of each category of fees is described below:

(1)	Audit Fees: Includes services provided by the independent auditor in connection with review of statutory and regulatory filings, review of the Company’s interim financial statements and audit of the Company’s annual financial statements.

(2)	Audit-Related Fees: Includes services provided by the independent auditor in connection with the Company’s due diligence related to acquisition transactions, review of pension plans and assistance with compliance with U.S. securities law.

(3)	Tax Fees: Includes services rendered by the independent auditor mainly for tax compliance, tax advice and tax planning.

(4)	All other Fees: Includes services provided by the independent auditor for matters other than the foregoing.

Audit And Non-Audit Services Pre-Approval Policy

The Audit Committee of the Board has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by Deloitte & Touche LLP, and its affiliate firms, the Company’s independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee, provided the Audit Committee is informed of each particular service. All of the services of Deloitte & Touche LLP, and its affiliate firms, provided during the year ended December 31, 2003 set forth in the table above at Audit-Related Fees, Tax Fees, and Other Fees were approved in advance by the Audit Committee. The Audit Committee reviews with Deloitte & Touche LLP whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

OFF-BALANCE SHEET ARRANGEMENTS

All off-balance sheet arrangements to which the Company is a party are contractual obligations disclosed at “Tabular Disclosure of Contractual Obligations” below.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is contained in the Renewal Annual Information Form (“AIF”), included as Exhibit 99.1 to this Annual Report on Form 40-F, under the caption “Wheaton River Minerals Ltd. Management’s Discussion and Analysis of Results of Operations and Financial Condition - Liquidity and Capital Resources - Contractual Obligations,” which disclosure is incorporated herein by reference.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with the filing of its Registration Statement on Form F-10, file no. 333-103564.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F or in documents incorporated by reference are forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, changes in the relative values of certain currencies, fluctuations in metal prices, changes in government regulation, adverse changes in general market and industry conditions, political and economic risks of foreign operations and environmental regulation. Reference is made to the section entitled “Risks of the Business” on page 8 of the AIF, included as Exhibit 99.1 to this Annual Report on Form 40-F, and to the section entitled “Risks and Uncertainties” on pages 10 to 12 in the “Wheaton River Minerals Ltd. Management’s Discussion and Analysis of Results of Operations and Financial Condition” (which is incorporated by reference in the AIF).

Consequently, all of the forward-looking statements made herein are qualified by these cautionary statements and there can be no assurance that the actual results on developments anticipated by the Registrant will be realized. The Company undertakes no obligation to update or revise any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: May 18, 2004

WHEATON RIVER MINERALS LTD.

By:	/s/ PETER BARNES

Peter Barnes Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

99.1	Renewal Annual Information Form of the Company for the fiscal year ended December 31, 2003.

99.2	Management’s Discussion and Analysis of Results of Operations and Financial Condition of the Company for the year ended December 31, 2003.*

99.3	Consolidated Financial Statements of the Company for the year ended December 31, 2003, together with the auditors’ report thereon dated February 27, 2004, except for Note 21(b) for which the date is March 30, 2004 (Note 22 to the Consolidated Financial Statements discloses differences in generally accepted accounting principles between Canada and the United States).*

99.4	Consent of Deloitte & Touche LLP, independent chartered accountants.

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.7	Certificate Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Included in the Company’s Current Report on Form 6-K filed with the Commission on May 12, 2004