Form 40-F
period 2004-12-31
WHEATON RIVER MINERALS LTD
filed 2005-03-31
CIK 1142746

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

Common Share Purchase Warrants

American Stock Exchange

Series “A” Common Share Purchase Warrants

American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common Shares, Common Share Purchase Warrants and Series “A” Common Share Purchase Warrants.

For annual reports, indicate by check mark the information filed with this Form.

[ X ] Annual information form     [ X ] Audited annual financial statements

At December 31, 2004, there were 572,247,538 Common Shares issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Yes ______

No __X___

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ___X__

No ______

13438-1-Fm40-F'04ARd5.doc

CONTROLS AND PROCEDURES

A.

Evaluation of Disclosure Controls and Procedures

Based on an evaluation as of December 31, 2004 (the “Evaluation Date”) by the  Registrant’s Chief Executive Officer and Chief Financial Officer of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures were adequate to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2004, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

13438-1-Fm40-F'04ARd5.doc

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant has established an Audit Committee (within the meaning of section 3(a)(58)(A) of the Exchange Act) comprised of members of the Board of Directors (the “Board”).  The members of the Audit Committee are Douglas Holtby (Chairman), Lawrence Bell and Ian J. McDonald.  The Board has determined that Mr. Holtby is an “audit committee financial expert” (as defined in Section 407 of the Sarbanes-Oxley Act of 2002) and that he is independent (in accordance with the criteria set forth in the American Stock Exchange Company Guide).

CODE OF BUSINESS CONDUCT AND ETHICS

The Registrant adopted a Code of Business Conduct and Ethics (the “Code”) that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code is posted and available on the Registrant’s website at www.wheatonriver.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by Deloitte & Touche LLP, independent registered chartered accountants, and its affiliate firms, for each of the fiscal years ended December 31, 2004 and 2003 for audit fees, audit-related fees, tax fees and all other fees, in U.S. dollars, are set forth in the table below:

Category	Year Ended December 31, 2004	Year Ended December 31, 2003
Audit Fees (1)	$ 817,714	1,027,114
Audit-Related Fees (2)	230,834	438,459
Tax Fees (3)	1,021,662	614,342
All Other Fees (4)	0	0
Total	$2,070,210	$2,079,915

13438-1-Fm40-F'04ARd5.doc

The nature of each category of fees is described below:

        (1) Audit Fees:  Includes services provided by the independent auditor in connection with review of statutory and regulatory filings, review of the Registrant’s interim financial statements and audit of the Registrant’s annual financial statements.

        (2) Audit-Related Fees:  Includes services provided by the independent auditor in connection with the Registrant’s due diligence related to acquisition transactions, review of pension plans and assistance with compliance with U.S. securities law.

        (3) Tax Fees:  Includes services rendered by the independent auditor mainly for tax compliance, tax advice and tax planning.

        (4) All other Fees:  Includes services provided by the independent auditor for matters other than the foregoing.

Audit and Non-Audit Services Pre-Approval Policy

The Audit Committee of the Board has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by Deloitte & Touche LLP, the Registrant’s independent registered chartered accountants, and its affiliate firms.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee, provided the Audit Committee is informed of each particular service. All of the services of Deloitte & Touche LLP, and its affiliate firms, provided during the year ended December 31, 2004 set forth in the table above as Audit-Related Fees, Tax Fees, and Other Fees were approved in advance by the Audit Committee.  The Audit Committee reviews with Deloitte & Touche LLP whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

OFF-BALANCE SHEET ARRANGEMENTS

All off-balance sheet arrangements to which the Registrant is a party are contractual obligations disclosed at “Tabular Disclosure of Contractual Obligations” below.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is contained in Management’s Discussion and Analysis of Results of Operations and Financial Condition of the Registrant (the “MD&A”), included as Exhibit 99.2 to this Annual Report on Form 40-F, under the caption “Liquidity and Capital Resources – Contractual Obligations,” which disclosure is incorporated herein by reference.

13438-1-Fm40-F'04ARd5.doc

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.

Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with the filing of its Registration Statement on Form F-10, file no. 333-103564.

FORWARD-LOOKING STATEMENTS

        Certain statements in this Annual Report on Form 40-F or in documents incorporated by reference are forward-looking statements (as such term is  defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Registrant’s products, changes in the relative values of certain currencies, fluctuations in metal prices, changes in government regulation, adverse changes in general market and industry conditions, political and economic risks of foreign operations and environmental regulation. Reference is made to the section entitled “Description of the Business – Risk Factors” beginning on page 11 of the Renewal Annual Information Form (the “AIF”), included as Exhibit 99.1 to this Annual Report on Form 40-F, and to the section entitled “Risks and Uncertainties” on pages 14 and 15 in the MD&A.

        Consequently, all of the forward-looking statements made herein are qualified by these cautionary statements and there can be no assurance that the actual results on developments anticipated by the Registrant will be realized. The Registrant undertakes no obligation to update or revise any forward-looking statements.

13438-1-Fm40-F'04ARd5.doc

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 29, 2005

WHEATON RIVER MINERALS LTD.

By:  /s/ Peter Barnes

        Name: Peter Barnes

Title: Executive Vice President and Chief Financial Officer

13438-1-Fm40-F'04ARd5.doc

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

99.1

Renewal Annual Information Form of the Registrant for the year ended December 31, 2004.

99.2

Management's Discussion and Analysis of Results of Operations and Financial Condition of the Registrant for the year ended December 31, 2004.

99.3

The Consolidated Financial Statements of the Registrant for the year ended December 31, 2004, together with the Auditors’ Report thereon dated February 25, 2005 (note 22 to the Consolidate Financial Statements discloses differences in generally accepted accounting principles between Canada and the United States).

99.4

Consent of Deloitte & Touche LLP, independent registered chartered accountants.

99.5

Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.6

Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.7

Certificate Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13438-1-Fm40-F'04ARd5.doc

EXHIBIT 99.1

RENEWAL ANNUAL INFORMATION FORM

13438-1-Fm40-F'04ARd5.doc

EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

13438-1-Fm40-F'04ARd5.doc

EXHIBIT 99.3

CONSOLIDATED FINANCIAL STATEMENTS

13438-1-Fm40-F'04ARd5.doc

EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We hereby consent to the use in this Annual Report on Form 40-F of Wheaton River Minerals Ltd. (“Wheaton River”) of our report dated February 25, 2005 relating to the financial statements of Wheaton River.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia, Canada

March 29, 2005

13438-1-Fm40-F'04ARd5.doc

EXHIBIT 99.5

CERTIFICATIONS

I, Ian Telfer, Chief Executive Officer of Wheaton River Minerals Ltd. (the “Registrant”), certify that:

1.

I have reviewed this annual report on Form 40-F of the Registrant;

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

4.

The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)

Evaluated  the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date: March 29, 2005

/s/ Ian Telfer

Name: Ian Telfer

Title: Chief Executive Officer (principal executive officer)

13438-1-Fm40-F'04ARd5.doc

EXHIBIT 99.6

CERTIFICATIONS

I, Peter Barnes, Chief Financial Officer of Wheaton River Minerals Ltd. (the “Registrant”), certify that:

1.

I have reviewed this annual report on Form 40-F of the Registrant;

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

4.

The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)

Evaluated  the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date: March 29, 2005

/s/ Peter Barnes

Name: Peter Barnes

Title: Chief Financial Officer (principal financial officer)

13438-1-Fm40-F'04ARd5.doc

EXHIBIT 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Wheaton River Minerals Ltd. (the “Registrant”) on Form 40-F for the period ended December 31, 2004 (the “Report”) to which this certificate is an exhibit, we, Ian Telfer, Chief Executive Officer of the Registrant, and Peter Barnes, Chief Financial Officer of the Registrant, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date:  March 29, 2005

                                             /s/ Ian Telfer

                                             Name: Ian Telfer

                                             Title: Chief Executive Officer

         /s/ Peter Barnes

                                             Name: Peter Barnes

                                             Title: Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Wheaton River Minerals Ltd. and will be retained by Wheaton River Minerals Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

13438-1-Fm40-F'04ARd5.doc